EXHIBIT 2.5

EQUITY INTEREST PURCHASE AGREEMENT

dated as of August 16, 2013

by and among

TROPICANA ST. LOUIS LLC,

as Buyer

CASINO ONE CORPORATION,

as Target,

PNK (ES), LLC,

as ES,

PNK (ST. LOUIS RE), LLC,

as RE,

PNK (STLH), LLC,

as STLH,

and

CASINO MAGIC, LLC,

PINNACLE ENTERTAINMENT, INC.,

together, as Sellers

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- ii -

- iii -

EXHIBITS

Exhibit A	Form of Deposit Escrow Agreement

Exhibit B	Form of Trademark Assignment Agreement

Exhibit C	Form of Assignment and Assumption of Redevelopment Agreement

SCHEDULES

Schedule A	Excluded Assets

Schedule B	Calculation of Net Working Capital

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EQUITY INTEREST PURCHASE AGREEMENT

THIS EQUITY INTEREST PURCHASE AGREEMENT (this “Agreement”) is made and entered into as of August 16, 2013 (the “Effective Date”), by and among Tropicana St. Louis LLC, a Delaware limited liability company (“Buyer”), Pinnacle Entertainment, Inc., a Delaware corporation (“Parent”), Casino Magic, LLC, a Minnesota limited liability company (“Holdco”, together with Parent, “Sellers”), and Casino One Corporation, a Mississippi corporation (“Target”), PNK (ES), LLC, a Delaware limited liability company (“ES”), and PNK (ST. LOUIS RE), LLC, a Delaware limited liability company (“RE”), and PNK (STLH), LLC, a Delaware limited liability company (“STLH”, and together with ES, RE and Target, hereafter collectively referred to as the “Companies,” and any one of them individually as a “Company”). Capitalized terms used herein and not otherwise defined shall have the respective meanings set forth in Section 13.1 hereof.

WHEREAS, pursuant to that certain Agreement and Plan of Merger, dated as of December 20, 2012, entered into by and among Parent, PNK Holdings, Inc., PNK Development 32, Inc., and Ameristar Casinos, Inc. (“Ameristar”), as amended by that certain First Amendment to Agreement and Plan of Merger, dated as of February 1, 2013, as further amended by that certain Second Amendment to Agreement and Plan of Merger, dated as of March 14, 2013 (as such agreement may be further amended, supplemented and/or modified, from time to time, the “Merger Agreement”), on August 13, 2013 Ameristar became a wholly-owned Subsidiary of Parent through a merger of PNK Holdings, Inc. with and into Ameristar (the “Merger”) and then Ameristar was merged with and into Parent with Parent being the surviving entity;

WHEREAS, the United States Federal Trade Commission (the “FTC”) has issued an administrative complaint (the “Administrative Complaint”) seeking to prohibit the consummation of the Merger if it would combine Parent and Ameristar’s current businesses in certain markets, including the St. Louis, Missouri market;

WHEREAS, in connection with the Merger, Parent has entered into an agreement containing consent orders (the “Consent Agreement”) and is required to comply with the Decision and Order accepted by the FTC (Docket No.9355) (the “Order”) and the related Order to Hold Separate and Maintain Assets issued by the FTC (the “Hold Separate Order,” and together with the Order, the “FTC Orders”), pursuant to which Parent will be required to cause Target to be divested following the consummation of the Merger;

WHEREAS, upon consummation of the Merger, a hold separate monitor and a hold separate manager were appointed by the FTC pursuant to the FTC Orders and are in charge of the management of the Companies until the closing of the sale of the Equity Interests (as defined below) to Buyer;

WHEREAS, Holdco is the beneficial and record owner of all of the issued and outstanding stock of Target (“Target Stock”) and Parent is the beneficial and record owner of all of the issued and outstanding membership interests of ES, RE and, subject to Section 8.23, STLH (the “Membership Interests” and, together with the Target Stock, the “Equity Interests”);

WHEREAS, Buyer desires to acquire from Sellers and Sellers desire to sell to Buyer, all of Sellers’ right, title and interest in and to the issued and outstanding Equity Interests on the terms and subject to the conditions set forth herein, after which the Companies shall become wholly-owned subsidiaries of Buyer; and

WHEREAS, concurrently with the execution of this Agreement, and as a condition and inducement to Sellers’ willingness to enter into this Agreement, Tropicana Entertainment Inc. (“Tropicana”) is entering into a limited guarantee in favor of Sellers with respect to certain obligations of Buyer hereunder (the “Limited Guarantee”) and Tropicana Entertainment Inc. and Sellers are entering into a letter agreement providing for certain obligations of Tropicana in contemplation of the Section 338(h)(10) Election (the “338(h)(10) Letter”);

NOW, THEREFORE, the parties hereto, in consideration of the premises and of the mutual representations, warranties and covenants contained herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, agree as follows:

ARTICLE 1

PURCHASE AND SALE OF EQUITY INTERESTS

Section 1.1 Purchase and Sale of Equity Interests. Upon the terms and subject to the conditions set forth in this Agreement, at the Closing, Holdco shall sell to Buyer, and Buyer shall purchase from Holdco the Target Stock, and Parent shall sell to Buyer, and Buyer shall purchase from Parent, the Membership Interests, in each case free and clear of all Liens (other than restrictions to which Buyer may be subject under applicable securities Laws and Gaming Laws).

Section 1.2 Excluded Assets. Notwithstanding anything to the contrary contained in this Agreement, from and after the Closing, Sellers shall retain all of their right, title and interest in and to each and all of the assets set forth on Schedule A (collectively, the “Excluded Assets”), which Excluded Assets are not a part of the transactions contemplated hereby, whether or not any such Excluded Asset is presently owned by the Companies. Sellers and Buyer may amend Schedule A as necessary to include any specific items owned by Sellers which are not owned by the Companies but which were inadvertently omitted from said Schedule. Prior to the Closing Date, Sellers shall cause the Companies to assign to Sellers or an Affiliate designated by Parent, all right, title and interest of the Companies (if any) in such Excluded Assets. All items, whether located at the Companies’ Real Property, or otherwise owned by the Companies, that constitute Excluded Assets, may be removed on or prior to the Closing Date or within one hundred twenty (120) days after the Closing Date by Sellers; provided that such removal shall be done upon reasonable notice at prearranged times during normal business hours so as not to unreasonably disrupt the Companies’ operations or customers; provided further that if Buyer or any Company so requests, Sellers’ Representatives shall be accompanied by a Representative of Buyer during the course of such removal. Sellers acknowledge and agree that all liability and loss associated with the Excluded Assets and their removal shall be borne exclusively by Sellers.

Section 1.3 Retention of Assets. Notwithstanding anything to the contrary contained in this Agreement, Sellers and their respective Affiliates may retain and use, at their own expense, archival copies of all of the Contracts, books, records and other documents or materials of the Companies (except to the extent prohibited by Section 8.15), in each case, which (a) are in existence on or prior to the Closing, (b) are used in connection with Sellers or any of their respective Affiliates’ businesses other than the Companies (except to the extent prohibited by the FTC Documents), or (c) if Parent, in good faith, determines that it or any of its Affiliates is reasonably likely to need access to, in connection with the preparation or filing of any Tax Returns or compliance with any other Tax reporting obligations or other obligation under applicable Law, or the defense (or any counterclaim, cross-claim or similar claim in connection therewith) or prosecution of any suit, claim, action, proceeding or investigation (including any Tax audit or examination) against or by Parent or any of Parent’s Affiliates that relates to any periods on or prior to the Closing Date. Buyer understands and agrees that it is solely Buyer’s responsibility to obtain any and all operating agreements necessary to conduct the Business from and after the Closing Date, including replacement software license agreements for the software that will replace the Excluded Software. Subject to the terms hereof, Buyer shall also be responsible for obtaining new licenses and permits for the operation of the Business from and after the Closing to the extent such licenses and permits of the Companies are not transferable with the transfer of the Equity Interests.

ARTICLE 2

PURCHASE PRICE AND DEPOSIT

Section 2.1 Purchase Price.

(a) At the Closing, as consideration for the Equity Interests, Buyer shall deliver or cause to be delivered to Parent (or its designee) by electronic transfer of immediately available funds to an account designated by Sellers a cash payment equal to the sum of (i) Two Hundred Sixty Million Dollars ($260,000,000.00) subject to adjustment as described in Section 2.1(b) below (the “Purchase Price”) plus (ii) the Estimated Closing Payment (which can be a positive or negative number). The Purchase Price, together with the Estimated Closing Payment, is the “Closing Payment.”

(b) The Purchase Price shall be reduced by (i) the amount of any remaining payment obligations of Sellers under Section 1 of that certain Seventh Amendment to Redevelopment Agreement dated as of December 11, 2012 by and between the LCRA and Parent as calculated at the Closing Date, and (ii) the Capex Shortfall, if any.

Section 2.2 Deposit. No later than five (5) Business Days after the Effective Date, Buyer shall deposit Fifteen Million Dollars ($15,000,000.00) (the “Deposit”) with Citibank N.A. (the “Escrow Agent”) pursuant to an escrow agreement in substantially the form attached hereto as Exhibit A (the “Deposit Escrow Agreement”) to be executed and delivered by Parent, Buyer and the Escrow Agent in connection with the making of the Deposit. Upon the Closing, the Deposit, plus the interest accrued thereon, shall be credited against the Purchase Price, and the parties shall instruct the Escrow Agent to promptly release and pay the Deposit, plus the interest accrued thereon, to Sellers (or their designee) pursuant to the terms of the Deposit Escrow Agreement. Upon the termination of this Agreement, the parties shall instruct the Escrow Agent to promptly release and pay the Deposit, plus the interest accrued thereon, to Buyer or Parent, as applicable, pursuant to Section 10.2(c) hereof and the terms of the Deposit Escrow Agreement. In the event of any inconsistency between the terms and provisions of the Deposit Escrow Agreement and the terms and provisions of this Agreement, the terms and provisions of this Agreement shall control, absent an express written agreement between the parties hereto to the contrary, which written agreement acknowledges and expressly amends this Section 2.1(b). All fees of the Escrow Agent shall be borne one-half by Sellers and one-half by Buyer.

Section 2.3 Allocation of Purchase Price and Section 338(h)(10) Election.

(a) Election. Buyer (or, if Buyer is a disregarded entity for U.S. federal income tax purposes, Buyer’s immediate corporate parent) shall join with the Companies and Sellers in making a timely election under Section 338(h)(10) of the Code (and any corresponding election under state, local, and foreign Law) with respect to the purchase and sale of the Target Stock hereunder (collectively, a “Section 338(h)(10) Election”). Buyer (or, if Buyer is a disregarded entity for U.S. federal income tax purposes, Buyer’s immediate corporate parent) and Sellers, as appropriate, shall execute a properly prepared IRS Form 8023 at the Closing to make the Section 338(h)(10) Election. In addition, Sellers and the Companies hereby agree to make a protective election under Section 336(e) of the Code in compliance with Section 1.336-2(h) of the Treasury Regulations.

(b) Allocation of Purchase Price. For federal income Tax and applicable state and local Tax purposes, Buyer and Parent hereby agree to treat (and to cause their respective Affiliates to treat) the purchase and sale of the Membership Interests pursuant to this Agreement as a sale of the Purchased Assets held by ES, RE and, if the transaction structure is modified pursuant to Section 8.23 to involve the direct sale of the STLH Equity Interests to Buyer, STLH. No more than ninety (90) days after the Determination Date, Buyer shall prepare and deliver to Sellers a written statement setting forth (i) the allocation of the purchase price (as determined for federal income Tax purposes, taking into account any additional amounts payable pursuant to Section 3.2) among the Target Stock and the Membership Interests, (ii) the allocation of the purchase price from clause (i) allocated to the Membership Interests, plus any assumed liabilities of ES, RE and, if the transaction structure is modified pursuant to Section 8.23 to involve the direct sale of the STLH Equity Interests to Buyer, STLH that are required to be treated as part of the purchase price for federal income Tax purposes to the Purchased Assets (and any other assets that are considered to be acquired for federal income Tax purposes) held by ES, RE and, if the transaction structure is modified pursuant to Section 8.23 to involve the direct sale of the STLH Equity Interests to Buyer, STLH in accordance with Section 1060 of the Code and the Treasury Regulations thereunder and (iii) the allocation of the purchase price from clause (i) allocated to the Target Stock, plus any assumed liabilities of Target that are required to be treated as part of the purchase price for federal income Tax purposes to the Purchased Assets (and any other assets that are considered to be acquired for federal income Tax purposes) held by Target in accordance with Section 338(h)(10) (and, on a protective basis, Section 336(e)) of the Code and the Treasury

Regulations thereunder (the “Purchase Price Allocation”). Buyer and Sellers shall negotiate in good faith to agree on the Purchase Price Allocation. If Buyer and Sellers have not agreed on the Purchase Price Allocation within sixty (60) days following the Determination Date, then any disputed matter(s) will be finally and conclusively resolved by a mutually agreed upon national accounting firm (the “Tax Arbiter”) in accordance with this Agreement, as promptly as practicable, and such resolution(s) will be reflected in the Purchase Price Allocation, provided that the resolution for each disputed item contained in the Tax Arbiter’s determination shall be made subject to the definitions and principles set forth in this Agreement. Buyer and Sellers shall each use its commercially reasonable efforts to furnish to the Tax Arbiter such work papers and other documents and information pertaining to the disputed item as the Tax Arbiter may request. Sellers and Buyer shall bear their own expenses in the preparation and review of the Purchase Price Allocation, except that the fees and expenses of the Tax Arbiter shall be borne equally by Buyer, on the one hand, and Sellers, on the other hand. Buyer, the Companies and Sellers shall file all Tax Returns (including, but not limited to, IRS Forms 8594 and 8883) consistent with the Purchase Price Allocation, and shall not agree to any proposed adjustment to, or settlement with respect to, the Purchase Price Allocation by any Governmental Entity without first giving the other parties prior written notice and an opportunity to confer regarding such adjustment; provided, however, that the Purchase Price Allocation shall be adjusted by any other amounts paid under this Agreement following the Determination Date that affect the purchase price for federal income Tax purposes.

Section 2.4 Risk of Loss. Subject to Section 8.13 hereof, until the Closing, Sellers shall bear the risk of any loss or damage to the Companies, including the Purchased Assets and Excluded Assets, from condemnation, fire, casualty, taking by eminent domain, or any other occurrence. Following the Closing, Buyer shall bear the risk of any loss or damage to the Companies, including the Purchased Assets, and excluding the Excluded Assets, from condemnation, fire, casualty, taking by eminent domain, or any other occurrence.

Section 2.5 Tax Withholding. Notwithstanding anything in this Agreement to the contrary, Buyer shall be entitled to deduct and withhold from any amounts otherwise payable under this Agreement to Sellers or any other Person such amounts as are required to be deducted or withheld under the Code, or any provision of applicable Law with respect to the making of such payment. To the extent that amounts are so deducted and withheld and paid over to the applicable Governmental Entity, such deducted and withheld amounts shall be treated for all purposes of this Agreement as having been paid to Sellers or such other Person in respect of which such deduction and withholding were made.

ARTICLE 3

WORKING CAPITAL ADJUSTMENT AND OTHER ADJUSTMENTS

Section 3.1 Estimated Closing Statement. No less than five (5) Business Days prior to the Closing Date, Sellers shall prepare and deliver to Buyer a written closing statement certified by the Chief Financial Officer of Parent (the “Estimated Closing Statement”) of the Estimated Closing Net Working Capital, including the resulting Estimated Closing Net Working Capital Overage (if any) or Estimated Closing Net Working Capital Shortage (if any), and including a detailed classification of the various amounts of each component of Net Working Capital, which Estimated Closing Statement shall be prepared in good faith and on a basis consistent with the preparation of the Financial Information and the calculation of Net Working Capital set forth on Schedule B. Any amounts determined to be due and owing to Sellers pursuant to the Estimated Closing Statement shall be paid by Buyer at the Closing pursuant to Section 2.1 hereof (the “Estimated Closing Payment”). Any amounts determined to be due and owing to Buyer by Sellers pursuant to the Estimated Closing Statement shall reduce the Closing Payment payable to Sellers at the Closing pursuant to Section 2.1 hereof. Notwithstanding any provision of this Agreement to the contrary, Buyer shall, subject to applicable Gaming Laws, if any, be permitted to have a representative of Buyer present to observe any cash counts, counts of gaming chips and tokens and physical inventories that will be taken by Sellers and the Companies on the Closing Date, and such counts and inventories shall be memorialized in a listing prepared and signed jointly by Representatives of Buyer, Parent and the Companies no later than the Closing.

Section 3.2 Final Adjustments.

(a) No more than ninety (90) days after the Closing Date, Buyer shall prepare and deliver to Sellers a written statement (the “Final Closing Statement”) of the Final Closing Net Working Capital, including the resulting Final Closing Net Working Capital Overage (if any) or Final Closing Net Working Capital Shortage (if any), and including a detailed classification of the various amounts of each component of Net Working Capital, which Final Closing Statement shall be prepared in good faith and on a basis consistent with the preparation of the Financial Information and the calculation of Net Working Capital set forth on Schedule B. Any such amounts determined to be payable pursuant to the Final Closing Statement shall be paid to either Sellers, on the one hand, or Buyer, on the other hand, pursuant to Section 3.2(c) hereof (the “Final Closing Payment”).

(b) If Sellers disagree with the calculation of any amounts on the Final Closing Statement, Sellers shall, within twenty (20) Business Days after their receipt of the Final Closing Statement, notify Buyer of such disagreement in writing, setting forth in detail the particulars of such disagreement. Any amounts on the Final Closing Statement not disputed in writing by Sellers within twenty (20) Business Days after receipt of the Final Closing Statement shall be final, binding and conclusive for purposes of this Agreement. Buyer will provide Sellers reasonable access to any of Buyer’s and the Companies’ records (including work papers and source documents) and relevant employees not otherwise available to Sellers as a result of the transactions contemplated hereby, to the extent reasonably related to Sellers’ review of the Final Closing Statement. If Sellers do not provide such notice of disagreement within the twenty (20) Business Day period, Sellers shall be deemed to have accepted the Final Closing Statement and the calculation of all amounts set forth thereon, which shall be final, binding and conclusive for purposes of this Agreement and not subject to any further recourse by Buyer, Sellers or their respective Affiliates absent manifest error or fraud. If any such notice of disagreement is timely provided, Buyer and Sellers shall use commercially reasonable efforts for a period of twenty (20) Business Days (or such longer period as they may mutually agree) to resolve any disagreements with respect to the calculation of any amounts set forth on the Final Closing Statement (and which were previously identified in writing by Sellers pursuant to the first sentence of this Section 3.2(b)). If, at the end of such period, the parties are unable to fully resolve the disagreements, the parties shall refer the matter to BDO USA LLP (the “Auditor ”)

to resolve any remaining disagreements. The Auditor shall be instructed to (i) consider only such matters as to which there is a disagreement, (ii) determine, as promptly as practicable, whether the disputed amounts set forth on the Final Closing Statement were prepared in accordance with the standards set forth in this Agreement, and (iii) deliver, as promptly as practicable but in any event within forty-five (45) days of the end of such 20-Business Day period (or such longer period as the parties may have mutually agreed), to Sellers and Buyer its determination in writing. The resolution for each disputed item contained in the Auditor’s determination shall be made subject to the definitions and principles set forth in this Agreement, and shall be consistent with either the position of Sellers or Buyer. Sellers and Buyer shall bear their own expenses in the preparation and review of the Estimated Closing Statement and Final Closing Statement, except that the fees and expenses of the Auditor shall be paid one-half by Buyer and one-half by Sellers. The determination of the Auditor shall be final, binding and conclusive for purposes of this Agreement and not subject to any further recourse by Buyer, Sellers or their respective Affiliates, absent manifest error or fraud by Buyer, Sellers or the Auditor. Any dispute with respect to the Final Closing Statement will not affect any undisputed amounts in the Final Closing Statement or the related payments contemplated by Section 3.2(c) hereof. The date on which an amount set forth on the Final Closing Statement is finally determined in accordance with this Section 3.2(b) is hereinafter referred to as the “Determination Date.”

(c) Any amounts determined to be due and owing to Sellers from Buyer or to Buyer from Sellers, as applicable, pursuant to this Section 3.2 shall be paid by Sellers to Buyer or by Buyer to Sellers, as applicable, within two (2) Business Days after the applicable Determination Date.

Section 3.3 Accounts Receivable; Accounts Payable; Deposits.

(a) Accounts Receivable. After the Closing, Sellers shall promptly deliver to Buyer any cash, checks or other property that they or any of their Affiliates receive to the extent relating to the Accounts Receivable of the Business included in the Final Closing Net Working Capital. After the Closing, Buyer shall promptly deliver to Sellers any cash, checks or other property that Buyer or its Affiliates receive to the extent relating to any Accounts Receivable existing as of the Closing Date and not included in the Final Closing Net Working Capital. No party nor its Affiliates shall agree to any settlement, discount or reduction of the Accounts Receivable belonging to the other party pursuant to this Section 3.3(a). No party nor its Affiliates shall assign, pledge or grant any security interest in the Accounts Receivable of the other party.

(b) Accounts Payable. Each party and its Affiliates will promptly deliver to the other a true copy of any invoice, written notice of accounts payable relating to the Business or written notice of a dispute as to the amount or terms of any accounts payable relating to the Business received from the creditor of such accounts payable to the extent such account payable relating to the Business is owed by the other party. Should either party discover it has paid an accounts payable belonging to the other party that is not included in the Final Closing Net Working Capital, then Buyer or Sellers, as applicable, shall provide written notice of such payment to the other party, and the other party shall promptly reimburse the party that paid such accounts payable all amounts listed on such notice.

(c) Customer Deposits. Customer Deposits received by the Companies relating to rooms, services and/or events relating to the period from and after the Closing shall be retained by the Companies at the Closing and included in the calculation of the Final Closing Net Working Capital. Sellers shall not have further liability or responsibility after the Closing with respect to any Customer Deposits relating to the period from and after the Closing, and Sellers and their Affiliates shall be entitled to retain Customer Deposits to the extent of rooms and/or services furnished by Sellers prior to the Closing. “Customer Deposits” include all security and other deposits, advance or pre-paid rents or other amounts and key money or deposits (including any interest thereon) and Front Money.

Section 3.4 Corrective Actions. If, after the Closing, Sellers and Buyer determine that Sellers have transferred to Buyer, directly or indirectly, any assets that, pursuant to the terms of this Agreement, constitute Excluded Assets, or Sellers have retained any assets that, pursuant to the terms of this Agreement, constitute Purchased Assets, then such assets shall be returned or transferred, as applicable, for no additional payment, and the other party shall be obliged to accept such return or transfer.

ARTICLE 4

CLOSING

Section 4.1 Time and Place.

(a) Unless this Agreement is earlier terminated pursuant to Article 10 hereof, the closing of the transactions contemplated by this Agreement, including the purchase and sale of the Equity Interests (the “Closing”), shall take place promptly (but in no event more than five (5) Business Days) following the satisfaction or waiver by the applicable party of the conditions set forth in Article 9 hereof (other than those conditions to be satisfied or waived at or upon the Closing and subject to the Required Governmental Consents (as defined in Section 9.2(d) below)), at such time and place as is agreed to by the parties (the “Closing Date”), to be effective as of 12:01 a.m., Central Time, on the Closing Date (or such later time required to complete pre-opening activities such as compliance audits by the Missouri Gaming Commission of Buyer’s gaming procedures and the assets of the Companies and Buyer).

(b) Notwithstanding the foregoing, except as provided in Section 10.1(b), the Closing Date shall not be later than the date that is six (6) months after the earlier of (x) the consummation of the Merger and (y) the Effective Date (the “Outside Date”), subject to extension as provided in Section 10.1(b).

Section 4.2 Deliveries at Closing. The following documents will be executed and/or delivered by Buyer, Sellers and/or the Companies, as appropriate, at or prior to the Closing:

(a) FIRPTA Certificate. A duly executed non-foreign person affidavit of each Seller (or, in the case of a Seller that is a disregarded entity, the Person treated as the “transferor” with respect to such Seller within the meaning of Treasury Regulations Section 1.1445-2(b)(2)(iii)), dated as of the Closing Date, sworn under penalty of perjury and in form and substance required under the Treasury Regulations issued pursuant to Section 1445 of the Code, stating that such Seller is not a “foreign person” as defined in Section 1445 of the Code.

(b) Buyer Certificates. The certificates required by Section 9.3(a) and Section 9.3(b) hereof.

(c) Sellers Certificates. The certificates required by Section 9.2(a) and Section 9.2(b) hereof.

(d) Trademark Assignment. The short-form Trademark Assignment Agreement substantially in the form attached hereto as Exhibit B (the “Trademark Assignment Agreement”), conveying the Parent Transferred Intellectual Property from Parent to Target.

(e) Equity Interests. Stock certificates representing the Target Stock, duly endorsed in blank or accompanied by stock powers or other instruments of transfer duly executed in blank, and, with respect to the Membership Interests, an Assignment of Membership Interests in form and substance reasonably satisfactory to Buyer (the “Assignment of Membership Interests”), conveying to Buyer (or its designee) all of the Membership Interests.

(f) Transition Services Agreement. At Buyer’s election, a Transition Services Agreement in form and substance reasonably satisfactory to the parties (the “Transition Services Agreement”), wherein Parent would provide Buyer with certain reasonably requested transition services.

(g) Resignations. Resignations, effective as of the Closing Date, of those directors and officers of the Companies as Buyer may request in writing no less than five (5) days prior to the Closing Date.

(h) Obligation of Special Assessment for Community Improvement District. Buyer shall acknowledge the continuing obligation of Target and ES of the payment for the year 2014, and thereafter, of the annual special assessment (“CID Special Assessment”) of the Riverside Community Improvement District (“CID”), to which CID Special Assessment Buyer shall consent for the remainder of the term of the CID. Buyer, as owner of the Equity Interests of Target and ES after the Closing, shall also acknowledge participation in the CID for the remainder of the term (expiring in 2023).

(i) Assignment and Assumption of Redevelopment Agreement. The Assignment and Assumption of Redevelopment Agreement substantially in the form attached hereto as Exhibit C.

(j) Agreement between Buyer and Four Seasons Hotels Limited. An agreement (the “Four Seasons Agreement”), in form and substance reasonably satisfactory to Sellers and Buyer, with Four Seasons Hotels Limited whereby Buyer (i) agrees that the Hotel Agreements continue in full force and effect, and (ii) assumes all of the contractual obligations of “Owner” as contained in the Hotel Agreements.

(k) Estoppel Certificate. An estoppel certificate provided by Four Seasons Hotels Limited pursuant to Section 24.14 of the Hotel Management Agreement.

(l) Good Standing Certificates. A certificate of good standing of each Seller and each Company in each case, issued as of a date not earlier than five (5) days prior to the Closing Date by the Secretary of State of the State in which each such Seller or Company, as applicable, is incorporated, organized or qualified to do business.

(m) Secretary’s Certificates. A certificate of the secretary of each Seller and each Company, dated the Closing Date, in form and substance reasonably satisfactory to Buyer, certifying as to: (i) the Governing Documents of such Seller or Company, (ii) that there have been no amendments to such Governing Documents and that such Governing Documents are in full force and effect as of the Closing Date, (iii) the resolutions of the board of directors, or the equivalent governing body if such Seller or Company is not a corporation, of each such Seller or Company authorizing the transactions contemplated by this Agreement and the execution, delivery and performance of this Agreement and each Ancillary Agreement to which such Seller or Company is a party, (iv) specimen signatures and incumbency of all officers of such Seller or Company authorized to execute this Agreement and each Ancillary Agreement, and (v) the minute books of such Company (if any).

(n) Payoff Letters; Release of Guarantees. Sellers shall deliver to Buyer letters or releases of guarantees, in form and substance reasonably satisfactory to Buyer, evidencing that all Indebtedness of the Companies will be paid in full at the Closing (other than Indebtedness of Parent which is guaranteed by the Companies, as to which Sellers shall deliver to Buyer evidence, in form and substance reasonably satisfactory to Buyer, of the release of the Companies from the obligations under their respective guarantees) and authorizing the Companies, Buyer or its agents to file at the Closing UCC-3 Termination Statements with respect to any Lien associated with such Indebtedness (including Liens securing such Indebtedness of Parent).

(o) Consents, Etc. Sellers shall have delivered to Buyer copies of all filings, notices and consents set forth on Section 4.2(o) of the Sellers Disclosure Letter, which filings, notices and consents shall be in full force and effect as of the Closing Date.

(p) Assignments. Sellers shall have delivered to Buyer copies of (i) all assignments with respect to the Contracts set forth on Section 4.2(p) of the Sellers Disclosure Letter, (ii) a Permit in form and substance comparable to Encroachment Permit No. 111495, issued to Target (the Contracts and Permit in clauses (i) and (ii) together, the “Assigned Contracts”), which assignments shall be in full force and effect as of the Closing Date, and (iii) to the extent required consents are obtained, the Contracts listed in Section 8.8(a) of the Sellers Disclosure Letter.

(q) Real Property. Sellers shall have delivered to Buyer a full-sized copy of the updated and recertified Surveys in accordance with Section 12.2 hereof and the original or copies of the Closing Title Policies and any other reports and documents related to the ownership and condition of the Real Property in Sellers’ possession or control.

(r) Assignment and Assumption or Termination of Certain Excluded Contracts. With respect to each Excluded Contract to which any Company is a party that has been assigned and assumed or terminated with respect to such Company prior to the Closing, Sellers shall have delivered to Buyer an agreement, in form and substance reasonably satisfactory to Buyer, between one or more Sellers and the applicable Companies, providing for the assignment to and assumption by a Seller or the termination with respect to the applicable Companies of each such Excluded Contract. Any such Excluded Contract that has not been so assigned and assumed or terminated prior to the Closing, shall be governed by Section 8.8(c) or 8.8(d) hereto, as applicable.

(s) Other Documents. Any other documents, instruments or agreements which are reasonably requested that are necessary to consummate the transactions contemplated hereby and have not previously been delivered (including execution and delivery by Sellers to the Title Insurer of customary affidavits and other documentation as to matters of title in a form reasonably acceptable to Sellers and Title Insurer to allow Title Insurer to issue the Endorsement or a new Title Insurance Policy).

ARTICLE 5

REPRESENTATIONS AND WARRANTIES OF SELLERS

Sellers hereby jointly and severally represent and warrant to Buyer that the statements contained in this Article 5 are true and correct as of the Effective Date and will be true and correct as of the Closing Date (in each case, except as to such representations and warranties that address matters as of a particular date, which are given only as of such date), except as expressly set forth herein and in the corresponding section of the Disclosure Letter with respect to the representations and warranties of Sellers contained in this Article 5 delivered by Sellers to Buyer herewith (the “Sellers Disclosure Letter”). The Sellers’ Disclosure Letter shall be arranged in paragraphs corresponding to the numbered and lettered paragraphs contained in this Agreement and the disclosure in any paragraph shall, to the extent reasonably apparent on the face of such disclosure that the matter disclosed is relevant to another paragraph in this Agreement, qualify such other paragraph.

Section 5.1 Organization of Sellers. Each Seller is duly organized or incorporated, as applicable, and validly existing under the laws of its state of organization or incorporation, as applicable, and has all requisite power and authority to own, lease and operate its assets and to carry on its business as now being conducted. Each Seller is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the property owned, leased or operated by it or the nature of the business conducted by it makes such qualification or licensing necessary, except where the failure to be so qualified, licensed or in good standing would not, individually or in the aggregate, be reasonably likely to (x) have a material adverse effect on Parent and its subsidiaries taken as a whole or a Company Material Adverse Effect or (y) materially impair or materially delay the Closing. Holdco is a direct wholly-owned Subsidiary of Parent.

Section 5.2 Authority; No Conflict; Required Filings and Consents.

(a) Each Seller has all requisite power and authority to enter into this Agreement and each of the Ancillary Agreements to which it is a party and to consummate the transactions contemplated hereby and thereby and perform its obligations hereunder and thereunder. Each Seller’s execution and delivery of this Agreement and each Ancillary Agreement to which it is a party and the consummation by each Seller of the transactions contemplated hereby and thereby and performance of its obligations hereunder and thereunder have been duly authorized by all necessary action on the part of Sellers. This Agreement has been, and each Ancillary Agreement will be at or prior to the Closing, duly executed and delivered by each Seller and, assuming the due authorization, execution and delivery by the other parties hereto and thereto, this Agreement constitutes, and each Ancillary Agreement when so executed and delivered will constitute, the valid and binding obligation of each Seller, enforceable against such Seller in accordance with their respective terms, subject, as to enforcement, to (i) applicable bankruptcy, insolvency, reorganization, moratorium or similar laws now or hereinafter in effect affecting creditors’ rights generally and (ii) general principles of equity.

(b) The execution and delivery by each Seller of this Agreement and each Ancillary Agreement to which it is a party does not, and the consummation by each Seller of the transactions contemplated hereby and thereby and the compliance by such Seller with any provisions hereof or thereof will not, (i) result in any violation or breach of, any provision of the organization documents of such Seller, (ii) (assuming that prior to the Closing consents from the requisite lenders and administrative agent under the Credit Agreement are obtained, or an amendment to the Credit Agreement is entered into, to permit the disposition of the Equity Interests and the transactions contemplated by this Agreement) result in any violation or breach of, or constitute (with or without notice or lapse of time, or both) a default (or give rise to a right of termination, cancellation or acceleration of any obligation or loss of any material benefit) under, or require a consent or waiver under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, lease, Contract or obligation to which any Seller is a party or by which any Seller or the Purchased Assets may be bound, (iii) result in the creation of any Lien or Encumbrance (other than Permitted Liens and Permitted Encumbrances) on any of the Purchased Assets pursuant to, any note, bond, mortgage, indenture, agreement, lease, license, permit, franchise, instrument, obligation or other Contract to which any Seller are a party or by which any Seller or the Purchased Assets may be bound or affected, or (iv) subject to the governmental filings and other matters referred to in Section 6.2(c) hereof, violate any permit, concession, franchise, license, judgment, or Law applicable to any Seller or the Purchased Assets, except, in the case of clauses (ii), (iii) and (iv), for any such breaches, violations, defaults, terminations, cancellations, accelerations, losses or failures to obtain any such consent or waiver which would not, individually or in the aggregate, be reasonably likely to (x) have a material adverse effect on Parent and its subsidiaries taken as a whole or a Company Material Adverse Effect or (y) materially impair or materially delay the Closing.

(c) No consent, approval, finding of suitability, license, permit, waiver, order or authorization of, or registration, declaration or filing with, any court, arbitral body administrative agency, commission, Gaming Authority or other governmental or regulatory authority or instrumentality (“Governmental Entity”) is required by or with respect to either Seller in connection with the execution and delivery of this Agreement or the Ancillary Agreements by either Seller, the compliance by either Seller with any of the provisions hereof or thereof, or the consummation by either Seller of the transactions to which it is a party that are contemplated hereby, except for (i) any approvals and filing of notices required under the Gaming Laws, (ii) the approval of, or notice to, the FTC, (iii) such consents, approvals, orders, authorizations, permits, filings, declarations or registrations related to, or arising out of, compliance with statutes, rules or regulations regulating the consumption, sale or serving of alcoholic beverages or tobacco or the renaming or rebranding of the operations at the Real Property, (iv) such other filings, consents, approvals, findings of suitability, licenses, waivers, orders, authorizations, permits, registrations and declarations as may be required under the Laws of any jurisdiction in which any Sellers conduct any business or own any assets, the failure of which to make or obtain would not, individually or in the aggregate, be reasonably likely to have a material adverse effect on Parent and its subsidiaries taken as a whole or a Company Material Adverse Effect or would not materially impair or materially delay the Closing and (v) any consents, approvals, orders, authorizations, registrations, permits, declaration or filings required by Buyer or any of its Subsidiaries, Affiliates or key employees (including under the Gaming Laws).

Section 5.3 Title to Equity Interests. Sellers are the record and beneficial owners of all Equity Interests, free and clear of all Liens (other than Permitted Liens), or any other restrictions on transfer other than restrictions on transfer arising under applicable securities Laws and Gaming Laws.

Section 5.4 Litigation. Except with respect to the Administrative Complaint, there is no Action against any Seller, pending, or as to which any Seller has received any written notice of assertion or which, to any Seller’s knowledge, have been threatened against, any Seller, the Purchased Assets, the Real Property or the Business before any Governmental Entity or with respect to this Agreement that, individually or in the aggregate, would be reasonably likely to have a Company Material Adverse Effect or materially impair or materially delay the Closing.

ARTICLE 6

REPRESENTATIONS AND WARRANTIES WITH RESPECT TO THE COMPANIES

Sellers hereby jointly and severally represent and warrant to Buyer that the statements contained in this Article 6 are true and correct as of the Effective Date and will be true and correct as of the Closing Date (in each case, except as to such representations and warranties that address matters as of a particular date, which are given only as of such date), except as expressly set forth herein and in the corresponding section of the Disclosure Letter with respect to the representations and warranties of Sellers contained in this Article 6, delivered by Sellers to Buyer herewith (the “Company Disclosure Letter”). The Company Disclosure Letter shall be arranged in paragraphs corresponding to the numbered and lettered paragraphs contained in this Agreement and the disclosure in any paragraph shall, to the extent reasonably apparent on the face of such disclosure that the matter disclosed is relevant to another paragraph in this Agreement, qualify such other paragraph.

Section 6.1 Organization of the Companies; Capitalization. Each of the Companies is duly organized and validly existing under the laws of its state of organization, and the Companies collectively have all requisite power and authority to own, lease and operate its assets and to carry on the Business as now being conducted. Each of the Companies is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the property owned, leased or operated by it or the nature of the business conducted by it makes such qualification or licensing necessary, except where the failure to be so qualified, licensed or in good standing would not, individually or in the aggregate, be reasonably likely to (x) have a Company Material Adverse Effect or (y) materially impair or materially delay the Closing. All of the Equity Interests are duly authorized, validly issued, fully paid and nonassessable and were issued in compliance with all applicable Laws. No Person has any rights in, or rights to acquire from any Company, any other equity related interests of such Company or any other securities convertible into, or exercisable or exchangeable for, equity interests of such Company. There are no outstanding options, warrants or other securities or subscription, preemptive or other rights convertible into or exchangeable or exercisable for any equity or voting interests of any of the Companies and there are no “phantom stock” rights, stock appreciation rights or other similar rights with respect to any of the Companies.

Section 6.2 Authority; No Conflict; Required Filings and Consents.

(a) Each of the Companies has all requisite power and authority to enter into this Agreement and each of the Ancillary Agreements to which it is a party and to consummate the transactions contemplated hereby and thereby. Each of the Companies’ execution and delivery of this Agreement and each Ancillary Agreement to which it is a party and the consummation by such Company of the transactions contemplated hereby and thereby have been duly authorized by all necessary action on the part of such Company. This Agreement has been, and each Ancillary Agreement will be at or prior to Closing, duly executed and delivered by each Company party thereto and, assuming the due authorization, execution and delivery by the other parties hereto and thereto, this Agreement constitutes, and each Ancillary Agreement, when so executed and delivered, will constitute the valid and binding obligation of each Company, enforceable against such Company in accordance with their respective terms, subject, as to enforcement, to (i) applicable bankruptcy, insolvency, reorganization, moratorium or similar laws now or hereinafter in effect affecting creditors’ rights generally and (ii) general principles of equity.

(b) Except as set forth in Section 6.2(b) of the Company Disclosure Letter, the execution and delivery by each Company of this Agreement and each Ancillary Agreement to which it is a party, the consummation by each Company of the transactions contemplated hereby and thereby, and the compliance of each Company with any provisions hereof or thereof, does not and will not, (i) result in any violation or breach of, any provision of the organization documents of such Company, (ii) result in any violation or breach of, or constitute (with or without notice or lapse of time, or both) a default (or give rise to a right of termination, cancellation or acceleration of any obligation or loss of any material benefit) under, or require a consent or waiver under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, lease, Contract or obligation to which such Company is a party or by which such Company or the Purchased Assets may be bound, (iii) result in the creation of any Lien or Encumbrance (other than Permitted Liens and Permitted Encumbrances) on any of the Purchased Assets pursuant to, any note, bond, mortgage, indenture, agreement, lease, license, permit, franchise, instrument, obligation or other Contract to which any Company is a party or by which such Company or the Purchased Assets may be bound or affected, or (iv) subject to the governmental filings and other matters referred to in (c) hereof, violate any permit, concession, franchise, license, judgment, or Law applicable to any Company or the Purchased Assets, except, in the case of clauses (ii), (iii) and (iv), for any such breaches, violations, defaults, terminations, cancellations, accelerations, losses or failures to obtain any such consent or waiver which would not, individually or in the aggregate, be reasonably likely to (x) have a Company Material Adverse Effect or (y) materially impair or materially delay the Closing.

(c) Except as set forth in Section 6.2(c) of the Company Disclosure Letter, no consent, approval, finding of suitability, license, permit, waiver, order or authorization of, or registration, declaration or filing with, any Governmental Entity is required by or with respect to the Companies in connection with the execution and delivery of this Agreement or the Ancillary Agreements by the Companies or the consummation by the Companies of the transactions to which it is a party that are contemplated hereby, except for (i) the approval of, or notice to, the FTC, (ii) such consents, approvals, orders, authorizations, permits, filings, declarations or registrations related to, or arising out of, compliance with statutes, rules or regulations regulating the consumption, sale or serving of alcoholic beverages or tobacco or the renaming or rebranding of the operations at the Real Property, (iii) such other filings, consents, approvals, findings of suitability, licenses, waivers, orders, authorizations, permits, registrations and declarations as may be required under the Laws of any jurisdiction in which any Company conducts any business or owns any Purchased Assets, the failure of which to make or obtain would not, individually or in the aggregate, be reasonably likely to (x) have a Company Material Adverse Effect or (y) materially impair or materially delay the Closing, and (iv) any consents, approvals, orders, authorizations, registrations, permits, declaration or filings required by Buyer or any of its Subsidiaries, Affiliates or key employees (including under the Gaming Laws).

Section 6.3 Financial Statements. Section 6.3 of the Company Disclosure Letter contains a true and complete copy of the unaudited balance sheet and income statements of the Companies as of and for the year ended December 31, 2012 and December 31, 2011 and the unaudited interim balance sheet and income statement for the Companies as of and for the six month period ended June 30, 2013 (the “Financial Information”). Except as noted therein, the Financial Information was prepared from the books and records of the Companies and in accordance with GAAP in effect at the time of such preparation applied on a consistent basis throughout the periods involved and fairly presents the financial position and results of operations of the Companies as of such dates and the results of the Companies for such periods, except, in the case of unaudited financial statements, of normal year-end and audit adjustments and the absence of footnotes.

Section 6.4 No Undisclosed Liabilities. Except (i) as set forth in the Financial Information and (ii) for Liabilities incurred since December 31, 2012 in the Ordinary Course of Business, the Companies have no Liabilities of a type required to be reflected on the face of a balance sheet prepared in accordance with GAAP, which would, individually or in the aggregate, be reasonably likely to cause a Company Material Adverse Effect.

Section 6.5 Taxes.

(a) The Companies have timely filed with the appropriate Governmental Entities all federal income Tax Returns and all other Tax Returns required to be filed by the Companies and all such Tax Returns are true, complete and accurate in all material respects. The Companies have timely paid all Taxes due from the Companies whether or not shown on such Tax Returns or the Companies have established an adequate reserve therefor in the Financial Information in accordance with GAAP.

(b) Other than as set forth on Section 6.5(b)(i) of the Company Disclosure Letter, there are no material claims, actions, examinations, audits or other proceedings with any Governmental Entities presently ongoing or pending or threatened in writing in respect of any Taxes of the Companies. There are no outstanding waivers extending the statutory period of limitation relating to Taxes of the Companies. Section 6.5(b)(ii) of the Company Disclosure Letter lists each agreement with any Governmental Entity with respect to any material Tax holiday or other material Tax incentive currently in effect with respect to the Companies or the Purchased Assets, and Sellers have delivered or made available to Buyer a copy of any such agreement with the relevant Governmental Entity.

(c) The Companies have withheld and, to the extent required to be paid, have timely paid to the appropriate authorities or set aside in an account for such purpose, to the extent material, all proper and accurate amounts that are required to be withheld, so paid or so set aside, in each case in compliance with all Tax withholding provisions on amounts paid or owed to any employee, creditor, stockholder or member, or other third party.

(d) The Companies will not be required to include any amount in, or exclude any item of deduction from, income for any Taxable period (or portion thereof) ending after the Closing Date as a result of (i) a change in accounting method for any Taxable period (or portion thereof) ending on or before the Closing Date, (ii) pursuant to any agreement with any Governmental Entity executed on or prior to the Closing Date or (iii) the installment method of accounting, open transaction, the completed contract method of accounting, the long-term contract method of accounting, the cash method of accounting, (iv) prepaid amounts received on or prior to the Closing Date, (v) an election under Code Section 108(i), or otherwise.

(e) No written claim has ever been made by any Governmental Entity against any Company in any jurisdiction in which such Company does not file Tax Returns that any such Person is or may be subject to taxation by that jurisdiction.

(f) Each of RE, ES and STLH is, and has always been, classified for federal income Tax purposes as an entity disregarded as separate from Parent for federal income Tax purposes. None of RE, ES nor STLH has made an election on IRS Form 8832 to be treated as an association taxable as a corporation. As of the Closing Date, STLH will hold only nominal assets.

(g) No Company has consummated, participated in, or is currently participating in any transaction that was or is a “tax shelter,” “listed transaction” or “reportable transaction” as defined in Sections 6662, 6662A, 6011, 6012, 6111 or 6707A of the Code or the Treasury Regulations promulgated thereunder, including, but not limited to, transactions identified by the IRS by notice, regulation or other form of published guidance as set forth in Treasury Regulation Section 1.6011-4(b)(2).

(h) Except for the STLH Equity Interests, none of the Purchased Assets consists of an equity interest in any Person.

(i) There are no Liens for Taxes on any Company (including, for the avoidance of doubt, upon the stock of Target or the membership interests of RE, ES or STLH) or any Purchased Assets, except for Permitted Liens as to which adequate reserves have been established on the financial statements of the Companies.

(j) No Company is a party to or bound by any Tax sharing, Tax indemnity, or Tax allocation agreement other than any such agreements that are customary ordinary course commercial contracts not primarily related to Taxes. No “closing agreements” described in Section 7121 of the Code (or any comparable provision of state, local or foreign Law) have been entered into by or with respect to any Company and no Tax ruling has been requested or received by or with respect to any Company, in each case, that (x) would bind Buyer or any of its Affiliates (including any Company) after the Closing and (y) would have, or be reasonably likely to have, a material adverse effect on the Purchased Assets, the Business, Buyer, any Affiliate of Buyer or any Company after the Closing.

(k) Within the past ten (10) years, no Company has been a member of an affiliated group of corporations within the meaning of Section 1504 of the Code, or a member of a combined, consolidated or unitary group for state, local or foreign Tax purposes, and none of the Companies is a successor to any such entity, except for any group the common parent of which was Parent. No Company has liability for the Taxes of any Person under Section 1.1502-6 of the Treasury Regulations (or similar provision of state, local or foreign law), as a transferee or successor, by contract or otherwise.

Section 6.6 Real Property.

(a) The Companies have fee title to the Real Property described in Section 6.6(a) of the Company Disclosure Letter, and the Real Property so described constitutes all of the Real Property owned by the Companies or used in connection with the Business other than as set forth in Section 6.6(b). Section 6.6(a) of the Company Disclosure Letter sets forth a complete list of all addresses and tax parcel numbers associated with the Real Property owned by each Company, together with a list of the most recently issued existing Title Policies. The property numbers used in Section 6.6(a) of the Company Disclosure Letter to identify parcels of Real Property shall be used for purposes of identifying Real Property in this Agreement and in the Company Disclosure Letter.

(b) All Real Property leased by any Company and all Real Property leased by any Seller and used in the Business is described on Section 6.6(b) of the Company Disclosure Letter. No Company uses or occupies or requires the right to use or occupy any Real Property other than the Real Property identified in Sections 6.6(a) and 6.6(b) of the Company Disclosure Letter.

(c) There are no actions, proceedings, governmental investigations, arbitrations, unsatisfied orders or judgments, actions, litigation, suits, or other proceedings, pending (or, to the knowledge of Sellers, overtly contemplated or threatened) against any Company or otherwise relating to the Real Property or the interests of any Company therein, which would be reasonably likely to interfere with the use, ownership, improvement, development and/or operation of the Real Property; in each case except for such actions, proceedings or litigation, which, individually or in the aggregate, would not be reasonably likely to (x) have a Company Material Adverse Effect or (y) materially impair or materially delay the Closing.

(d) No Company has received written notice that there are condemnation, eminent domain, or similar proceedings or actions pending or, to the knowledge of Sellers, threatened with regard to the Real Property that would materially impair the use of the Real Property in the Business as it is currently conducted.

(e) There are no violations or alleged violations of any Laws applicable to the Real Property, including, but not limited to, zoning and the Americans with Disabilities Act matters which would, individually or in the aggregate, be reasonably likely to (x) have a Company Material Adverse Effect or (y) materially impair or materially delay the Closing. To Sellers’ knowledge, there are no material inquiries, complaints, proceedings or investigations (excluding routine, periodic inspections) pending regarding compliance of the Real Property with any such Laws.

(f) To the knowledge of Sellers, all Improvements located on, under, over or within the Real Property (including chillers and elevators), and all other aspects of each parcel of Real Property, are in good operating condition and repair and are structurally sound and free of any material defects, except where the failure to be so, in the aggregate, would not be reasonably likely to have a Company Material Adverse Effect. The Companies have provided, or upon Buyer’s request shall provide, accurate and complete copies of any engineering or structural reports concerning any Real Property.

(g) Except as may otherwise be set forth in the Company Disclosure Letter or in the Title Commitments set forth in Section 6.6(a) of the Company Disclosure Letter, no owned Real Property is subject to any Lien that is not a Permitted Lien or a Permitted Encumbrance.

(h) Except for work or services being performed in the Ordinary Course of Business consistent with past practices, all accounts for work and services performed or materials placed or furnished upon or in respect of the construction and completion on any of the Real Property will be fully paid as of the Closing Date.

(i) Set forth in Section 6.6(i) of the Company Disclosure Letter is an accurate and complete list of the Private Restrictions applicable to the Real Property, which are not Permitted Encumbrances. Except as otherwise set forth in Section 6.6(i) of the Company Disclosure Letter, no Seller has received no notice of any violation of any Private Restriction and no Company is in violation of any of such Private Restrictions.

(j) Except for private street right-of-way owned by Target or ES and used for ingress and egress of the general public and except as set forth in the Existing Surveys or Section 6.6(j) of the Company Disclosure Letter, no part of any Improvement encroaches on any real property adjacent to the Real Property, and there are no buildings, structures, Fixtures or other improvements primarily situated on adjacent real property which encroach on any part of the Real Property. The Real Property (i) has actual open vehicular and pedestrian access to a public road or right of way directly or through Real Property owned by Companies, (ii) is supplied with public or quasi-public utilities and other services appropriate for the operation of the Business, and (iii) is not located within any Special Flood Hazard Area and no wetlands, as defined by 40 C.F.R. § 230.3(t), are located within the Real Property.

(k) There are no options, rights of first refusal or similar rights in favor of any Person to purchase, acquire or lease any portion of the Real Property or any interest therein.

Section 6.7 Intellectual Property.

(a) Section 6.7(a)(1) of the Company Disclosure Letter lists all of the material trademark and service mark registrations and applications, and all material common law trademarks and service marks, owned by the Companies as of the Effective Date and used in connection with the operation of the Business, and all of the Internet domain names registered by or for the benefit of the Companies and used in connection with the operation of the Business (such of those marks and domain names that are identified on Section 6.7(a)(1) of the Company Disclosure Letter as used exclusively in the operation of the Business, collectively, the “Transferred Marks and Domain Names”). The Transferred Marks and Domain Names will be owned by the Companies at the Closing. Section 6.7(a)(2) of the Company Disclosure Letter lists all material issued patents or patent applications or any copyright registrations and applications therefor that are owned by the Companies and used in the Business (such of those items that are identified on Section 6.7(a)(2) of the Company Disclosure Letter as used exclusively in the operation of the Business, collectively, the “Other Transferred Registered IP”). A Company is the sole and exclusive owner of all right title and interest in and to the Transferred Marks and Domain Names and the Other Transferred Registered IP. No Transferred Marks and Domain Names or Other Transferred Registered IP are now involved in any opposition or cancellation proceeding, and no such proceeding is or, since January 1, 2010, has been threatened in writing with respect thereto. To Sellers’ knowledge, all Transferred Marks and Domain Names and Other Transferred Registered IP are subsisting, valid and enforceable. No abandonment, cancellation, or forfeiture of any of the Transferred Marks and Domain Names or Other Transferred Registered IP is pending or threatened in writing. Neither the Companies nor any of their Affiliates have received any written notice or claim challenging the validity or enforceability of any Transferred Marks and Domain Names or Other Transferred Registered IP that remains pending or unresolved as of the Effective Date. To the knowledge of Sellers, no Person is infringing, misappropriating, or otherwise violating any Intellectual Property owned or licensed by any of the Companies, and no such claims are pending or, since January 1, 2010, have been threatened against any Person by any of the Companies.

(b) Except as set forth on Section 6.7(b) of the Company Disclosure Letter, the Companies own exclusively or have license rights to, free and clear of all Liens (except for any Permitted Liens or Permitted Encumbrances), all Transferred Marks and Domain Names and the other Transferred Registered IP. Neither the Companies nor any of their Affiliates has received any written notice or claim challenging any Company’s ownership of any Transferred

Marks and Domain Names and the Other Transferred Registered IP, in each case that remains pending or unresolved as of the Effective Date. To Sellers’ knowledge, as of the Effective Date, the Companies own or possess, and at the Closing, the Companies will own or possess, adequate and enforceable rights to use all Transferred Marks and Domain Names and Other Transferred Registered IP or Intellectual Property licensed to any of the Companies pursuant to a Company Contract that is used in connection with the Business, as currently operated, without restrictions or conditions on use (except as set forth in the Company Contracts), except as would not, individually or in the aggregate, be reasonably likely to have a Company Material Adverse Effect.

(c) The Companies are in compliance in all respects with all applicable Laws, rules and regulations governing the collection and use of personal information and such collection and use are in accordance in all respects with the privacy policies under which the information was collected. Sellers and the Companies have the right to transfer all customer data contained in the Customer Database Records, and any other personally identifiable information transferred to Buyer under this Agreement, and such transfer does not violate any privacy or data security law or regulation, or any other applicable law or regulation, or violate any agreements with any individuals or third parties, including, without limitation, any privacy policies under which the information was collected. Since January 1, 2010, neither the Companies nor any of their Affiliates have received any written notice or claim asserting violation of any applicable laws, rules and regulations governing the collection and use of personal information or violation of any Company’s privacy policies.

Section 6.8 Agreements, Contracts and Commitments. Except for those Company Contracts that are terminable by a Company upon sixty (60) days’ notice or less without penalty and except for the Excluded Contracts, Section 6.8 of the Company Disclosure Letter sets forth a complete, accurate and current list of (a) all Hotel Agreements, (b) all Hotel Letter Agreements, (c) any Company Contract providing for aggregate annual payments to or by the Companies in excess of Two Hundred Thousand Dollars ($200,000.00), (d) any Company Contract that grants to any Person the right to occupy (except pursuant to reservations made in the Ordinary Course of Business) any portion of the Real Property, (e) any Company Contract that grants to any Seller or any Company the right to use, occupy, or access any real property other than the Real Property owned by the Companies, and (f) any Company Contract (excluding, for the avoidance of doubt, any Permit) with the CID, LCRA or any other governmental or quasi-governmental entity (collectively the “Material Contracts”), and, to Sellers’ knowledge, Section 6.8 of the Company Disclosure Letter sets forth a materially complete, accurate and current list as of the Effective Date of all other Company Contracts. Section 6.8 of the Company Disclosure Letter may be amended after the Effective Date (i) upon mutual agreement of the parties, to add as Material Contracts additional Company Contracts entered into after the Effective Date by any Company in compliance with Section 8.1(d), or (ii) by Sellers or any Company to reflect changes resulting from actions permitted by Section 8.1(d). Each Material Contract is a valid and binding obligation of the Company party thereto and, to the knowledge of Sellers, is a valid and binding obligation of each other party thereto, and is in full force and effect and enforceable by such Company in accordance with its terms, except as such enforceability may be limited by (i) applicable bankruptcy, insolvency, reorganization, moratorium or similar laws now or hereinafter in effect affecting creditors’ rights generally and (ii) general principles of equity; except for the failure to be valid, binding or in full force and effect, would, individually or in the aggregate, be reasonably likely to (x) have a Company Material Adverse Effect or (y) materially impair or materially delay the Closing. There is no breach or violation of or default by any Company or, to Sellers’ knowledge, by any other party under any of the Material Contracts, that would, individually or in the aggregate, be reasonably likely to (x) have a Company Material Adverse Effect or (y) materially impair or materially delay the Closing. None of Sellers or any Company has received any written notice of the intention of any Person to terminate, nor has there been any termination of, any Material Contract since January 1, 2010. Sellers have made available to Buyer a true, correct and complete copy of all Material Contracts, together with all amendments, waivers or other changes thereto.

Section 6.9 Litigation.

(a) Other than with respect to the Administrative Complaint or as set forth on Section 6.9(a) of the Company Disclosure Letter, there is no action, suit or proceeding, claim, arbitration or investigation (an “Action”) against any Company (including without limitation, with respect to workers’ compensation), pending, or as to which any Company has, or Sellers have, received any written notice of assertion or, to Sellers’ knowledge, threatened against, any Company, the Purchased Assets, the Real Property or the Business before any Governmental Entity that, individually or in the aggregate, would be reasonably likely to subject the Companies, taken as a whole, to (i) with respect to any such Actions pending, or as to which any Company has, or Sellers have, received any written notice of assertion or, to Sellers’ knowledge, are threatened as of the Effective Date, Liability that is in excess of Two Hundred Thousand Dollars ($200,000) or (ii) with respect to any such Actions as to which any Company, or Sellers, receive any written notice of assertion or, to Sellers’ knowledge, threat between the Effective Date and the Closing Date, Liability not otherwise taken into account in the determination of Final Working Capital that is final, binding and conclusive for purposes of this Agreement pursuant to Section 3.2(b) that, in the aggregate with any Liabilities described in Section 6.12(b)(ii)(y), is in excess of Seven Hundred Fifty Thousand Dollars ($750,000).

(b) Other than the FTC Documents, the Companies, the Purchased Assets, the Real Property and the Business are not subject to any judgment, decree, injunction, rule or order of any Governmental Entity or any arbitrator that, individually or in the aggregate, materially interfere with, or would be reasonably likely to materially interfere with, the ability of the Business to be conducted as it is currently conducted or to utilize its properties, Purchased Assets and rights as currently utilized.

Section 6.10 Environmental Matters. Except for matters set forth in the environmental studies and documents set forth in Section 6.10 of the Company Disclosure Letter, true and complete copies of which have been made available to Buyer, (a) to Sellers’ knowledge, there are no Environmental Liabilities, (b) to Sellers’ knowledge, there are no Environmental Conditions, (c) there is no pending or, to Sellers’ knowledge, threatened, enforcement action regarding an Environmental Condition or compliance with Environmental Laws with respect to the Real Property or the Business, (d) to Sellers’ knowledge, no Hazardous Substance is located on the Real Property, except for amounts permitted by Environmental Laws as used in the Ordinary Course of Business of the Companies, (e) since January 1, 2010, no Company has received a written notice from any Governmental Entity or third party alleging a violation of any Environmental Law, and (f) to Sellers’ knowledge, each Company is in compliance with all applicable Environmental Laws. The Companies possess all licenses, permits, certificates, registrations, approvals, authorizations and consents from any Governmental Entity required under Environmental Laws with respect to operation of the Business. As promptly as practicable, and in any event within thirty (30) days after the Effective Date, the Companies will provide Buyer with true and complete copies of all material licenses, permits, certificates, registrations, approvals, authorizations and consents from any Governmental Entity issued to any Company under Environmental Laws. The representations and warranties included in this Section 6.10 shall be the sole and exclusive representations and warranties of Sellers with respect to environmental matters.

Section 6.11 Permits; Compliance with Laws. Each Company and, to Sellers’ knowledge, each Company’s directors, officers and key employees hold all permits, registrations, findings of suitability, licenses, and required approvals of all Gaming Authorities necessary for the conduct of the Business as currently conducted, each of which is in full force and effect, and, to Sellers’ knowledge, no event has occurred which permits, or upon the giving of notice or passage of time or both, would permit, revocation, non-renewal, modification, suspension, limitation or termination of any of such permits, registrations, findings of suitability, licenses, and approvals that are currently in effect necessary for the conduct of the Business as currently conducted. The Companies hold all permits, registrations, findings of suitability, licenses, variances, exemptions, certificates of occupancy, orders and approvals of all Governmental Entities (other than authorizations under Gaming Laws) necessary to conduct the Business (the “Company Permits”), each of which is in full force and effect, except for such Company Permits the failure of which to hold or the loss of which would not, individually or in the aggregate, be reasonably likely to have a Company Material Adverse Effect. The Business is, and since January 1, 2010 has been, conducted in accordance with applicable Law (including the Gaming Laws), except for such noncompliance which, individually or in the aggregate, does not have and would not be reasonably likely to (x) have a Company Material Adverse Effect or (y) materially impair or materially delay the Closing. No Company has received written notice of any investigation or review by any Governmental Entity with respect to the Company Permits, the Real Property, the Business, the other Purchased Assets that is pending, and, to Sellers’ knowledge, no investigation or review is threatened, except as would not reasonably be expected to subject the Company to material Liability.

Section 6.12 Labor Matters.

(a) Sellers have made available to Buyer a schedule setting forth the following information for each Property Employee as of June 13, 2013: title, department, full-time/part-time status, pay type, date of hire, salary/wage rate, job grade and target bonus percentage.

(b) Except as set forth in Section 6.12(b) of the Company Disclosure Letter, (i) each Company is not and has not been a party to or is, bound by, or otherwise obligated with respect to, any collective bargaining agreement, labor union contract, trade union agreement or foreign works council contract (any such arrangement, a “Labor Agreement”), (ii) (x) as of the Effective Date, there are no unfair labor practice charges, complaints or petitions for elections pending against any Company before the National Labor Relations Board, or any similar Governmental Entity, or of which any Company has received written notice, and (y) there are no such charges, complaints or petitions that commence, or of which any Company receives written notice, between the Effective Date and the Closing Date, that subject the Companies to Liability not otherwise taken into account in the determination of Final Working Capital that is final, binding and conclusive for purposes of this Agreement pursuant to Section 3.2(b) that, in the aggregate with any Liabilities described in Section 6.9(a)(ii), is in excess of Seven Hundred Fifty Thousand Dollars ($750,000); (iii) there is no strike, slowdown, work stoppage or lockout, or, to Sellers’ knowledge, threat thereof, by or with respect to any Property Employees, that, individually or in the aggregate, would be reasonably likely to have a Company Material Adverse Effect, and no such strike, slowdown, work stoppage, lockout by or with respect to any Property Employees has occurred in the past five years. Buyer acknowledges that UNITE HERE, Local 74 represents approximately 500 employees at the Casino, and good faith negotiations are continuing on an ongoing basis with respect to a collective bargaining agreement. The representations and warranties included in this Section 6.12(b) shall be the sole and exclusive representations and warranties of Sellers with respect to unfair labor practice charges, complaints or petitions for elections pending against any Company before the National Labor Relations Board or any similar Governmental Entity.

Section 6.13 Employee Benefits.

(a) Section 6.13(a) of the Company Disclosure Letter sets forth an accurate and complete list of all (i) “employee welfare benefit plans,” within the meaning of Section 3(1) of the Employee Retirement Income Security Act of 1974, as amended, and the rules and regulations thereunder (“ERISA”); (ii) “employee pension benefit plans,” within the meaning of Section 3(2) of ERISA; and (iii) written (and material unwritten) bonus, stock option, stock purchase, restricted stock, incentive, fringe benefit, profit-sharing, pension or retirement, deferred compensation, medical, life insurance, disability, accident, salary continuation, employment, consulting, change-in-control, retention, severance, accrued leave, vacation, paid time off, sick pay, sick leave, supplemental retirement, unemployment and any other compensation or benefit plans, policies, programs, agreements, arrangements, commitments and/or practices (whether or not insured) that are maintained or sponsored by Sellers or any of their Affiliates for employees of Sellers and their Subsidiaries who are located at the Real Property or perform services exclusively related to the Business (the “Property Employees”), (all of the foregoing plans, programs, arrangements, commitments, practices and Contracts referred to in (i), (ii) and (iii) above are referred to as the “Company Benefit Plans”). The Companies do not sponsor, maintain, or otherwise have any obligations with respect to, nor have the Companies ever sponsored, maintained, or otherwise had any obligation with respect to, any employee benefit plan, program, agreement, arrangement, commitment, practice or Contract (other than any such plan, program, agreement, arrangement, commitment, practice or Contract maintained by Sellers (or any Affiliate of Sellers other than the Companies) with respect to which any of the Companies is a sponsor or contributor as a participating employer).

(b) True and complete copies (or accurate summaries) of each Company Benefit Plan have been made available to Buyer, including all applicable amendments, contracts and agreements relating thereto that could reasonably be expected to affect the Companies’ obligations with respect to the Company Benefit Plans or Buyer’s obligations under Section 8.4(b), Section 8.4(c) and Section 8.4(d) hereof.

(c) Except as disclosed in Section 6.13(c) of the Company Disclosure Letter, (i) each Company Benefit Plan that is intended to qualify under Section 401(a) of the Code has either received a favorable determination or opinion letter from the IRS as to its qualified status or, if the remedial amendment period for such Company Benefit Plan has not yet expired, all amendments to such Company Benefit Plan that are required by the IRS through the Effective Date have been adopted on a timely basis, and each trust established in connection with any Company Benefit Plan that is intended to be exempt from federal income taxation under Section 501(a) of the Code is so exempt, and, to Sellers’ knowledge, no fact or event has occurred that would be reasonably likely to affect adversely the qualified status of any such Company Benefit Plan or the exempt status of any such trust; and (ii) no Company Benefit Plan is a multiemployer pension plan (as defined in Section 3(37) of ERISA) (“Multiemployer Plan”), multiple employer plan (within the meaning of Section 4063 or 4064 of ERISA or Section 413(c) of the Code) (“Multiple Employer Plan”) or other pension plan subject to Title IV of ERISA or Section 412 of the Code, and no Company is or has been a participating employer in any Multiemployer Plan or Multiple Employer Plan. To Sellers’ knowledge, there does not now exist, nor do any circumstances exist that would be reasonably likely to result in, any Controlled Group Liability, including, without limitation, any withdrawal or similar liability, with respect to any Company Benefit Plan that would be a liability of any of the Companies following the Closing.

(d) No Company Benefit Plan that is a “welfare benefit plan” within the meaning of Section 3(1) of ERISA provides retiree or post-employment benefits to any Property Employees or to the employees of any of the Companies’ ERISA Affiliates, other than pursuant to Section 4980B of the Code or any similar state Law. Each Company and its ERISA Affiliates have complied in all material respects with the provisions of Part 6 of Title I of ERISA and Sections 4980B, 9801, 9802, 9811 and 9812 of the Code with respect to the Property Employees, except where the failure to so comply, individually or in the aggregate, would not be reasonably likely to have a Company Material Adverse Effect.

(e) Neither the execution or delivery of this Agreement nor the consummation of the transactions contemplated by this Agreement will, either alone or in conjunction with any other event, constitute an event under any Company Benefit Plan that will (i) result in any payment or benefit becoming due or payable, or required to be provided, to any Property Employee, (ii) increase the amount or value of any benefit or compensation otherwise payable or required to be provided to any such Property Employee, (iii) result in the acceleration of the time of payment, vesting or funding of any such benefit or compensation payable to a Property Employee, or (iv) result in any “excess parachute payment” within the meaning of Section 280G(b)(1) of the Code with respect to a Property Employee that is a “disqualified individual” within the meaning of Section 280G of the Code.

(f) To Sellers’ knowledge, all Company Benefit Plans have been administered in form and in operation in accordance with their terms and applicable law (including any guidance issued thereunder), except as would not reasonably be expected to result in any Liability to the Companies or Buyer (or Buyer’s Affiliates) and no Company Benefit Plan is

currently or has within the three (3) years prior to the Effective Date been the subject of any actual, or, to Sellers’ knowledge, threatened, legal action by any party, or inquiry, examination or audit by a Governmental Entity or is the subject of an application or filing under, or is a participant in, an amnesty, voluntary compliance, self-correction or similar program sponsored by any Governmental Entity. There are no actions, suits, or claims (other than routine claims for benefits) pending or, to Sellers’ knowledge, threatened, involving any Company Benefit Plan or the assets thereof.

(g) Each Company Benefit Plan that is subject to the requirements of Section 409A of the Code has been maintained in form and in operation in compliance with such section and all applicable regulatory guidance (including, without limitation, proposed regulations, notices, rulings, and final regulations), except as would not reasonably be expected to result in any material Liability to any of the Companies, and no Company has any obligation to gross-up, indemnify, or otherwise reimburse any current for former service provider to such Company for any consequences (including but not limited to taxes and interest) incurred by such service provider under Section 409A of the Code.

(h) With respect to each Company Benefit Plan, all contributions or premium payments due and payable on or before the Closing Date have been timely made and, to the extent not presently payable, appropriate reserves and proper accruals have been established for the payment thereof, except as would not reasonably be expected to result in any material Liability to any of the Companies.

(i) Each of the Companies is in compliance in all material respects with all applicable Laws respecting employment and employment practices, terms and conditions of employment, wages and hours, occupational safety and health, including Laws concerning unfair labor practices within the meaning of Section 8 of the National Labor Relations Act, and the employment of non-residents under the Immigration Reform and Control Act of 1986. All of the Companies’ employees are lawfully authorized to work in the United States in accordance with applicable federal and state law, and none of the Companies’ employees are illegal aliens. There are no charges, governmental audits, investigations, administrative proceedings or complaints concerning employment practices pending or, to the knowledge of Sellers, threatened before any federal, state, or local agency or court, except to the extent disclosed in Section 6.13(i) of the Company Disclosure Letter, and, to the knowledge of Sellers, no basis for any such matter exists. Each employee, independent contractor, and consultant of any Company has been, and is, properly classified as such under applicable law.

Section 6.14 Brokers. Except for the fees and commissions of Goldman Sachs (which fees and commissions are the sole responsibility of Sellers), Sellers have not employed and no Person has acted directly or indirectly as a broker, financial advisor or finder for Sellers and Sellers have not incurred any liability for any brokerage fees, commissions or finder’s fees in connection with the transactions contemplated by this Agreement.

Section 6.15 Title to Purchased Assets; Sufficiency of Purchased Assets. The Companies have good and marketable title to, or a valid leasehold interest in, the material tangible Personal Property constituting Purchased Assets, free and clear of any Encumbrances or Liens other than for Permitted Encumbrances and Permitted Liens. To Sellers’ knowledge, all of the tangible Personal Property constituting Purchased Assets, taken as a whole, are structurally sound, are in good operating condition and, taken as a whole, such tangible Personal Property constituting Purchased Assets is not in need of maintenance or repairs except for ordinary, routine maintenance and repairs or except where the failure to be so, in the aggregate, would not be reasonably likely to have a Company Material Adverse Effect. The tangible Personal Property constituting Purchased Assets currently owned or leased by any Company, together with all other assets of the Companies constituting Purchased Assets, the Excluded Assets, and any assets and services the benefit of which is to be provided under the Transition Services Agreement, taken as a whole, are sufficient in all material respects for the continued conduct of the Business in substantially the same manner as currently conducted. The Purchased Assets include all of the “Lumiere Assets,” as defined in the Order.

Section 6.16 Minimum Cash. As of the Closing, the Business will have an amount of House Funds at least equal to the minimum bankroll required by applicable Gaming Laws, if any.

Section 6.17 Absence of Changes. From December 31, 2012 through the Effective Date, the Business has been conducted in the Ordinary Course of Business, and there has not been any event, occurrence, state of circumstances or facts or change that has had or that would be reasonably likely, individually or in the aggregate (x) to have a Company Material Adverse Effect or (y) to materially impair or materially delay the Closing.

Section 6.18 Insurance. Section 6.18 of the Company Disclosure Letter sets forth a true and complete list of all current insurance policies (specifying each insured, the insurer, the amount of coverage, the type of insurance, the policy number, the expiration date, the annual premium, and any pending claim thereunder) maintained by any Seller or any of their respective Affiliates (including the Companies) which insure the assets, business, operations, employees, officers and directors of any Company. Sellers have made true and complete copies of all such insurance policies available to Buyer. Such insurance policies are in full force and effect and shall remain in full force and effect following the consummation of the transactions contemplated by this Agreement. To Sellers’ knowledge, all premiums due on such insurance policies have either been paid or, if due and payable prior to Closing, will be paid prior to Closing in accordance with the payment terms of each insurance policy. The insurance policies do not provide for any retrospective premium adjustment or other experience-based liability on the part of any Company. The insurance policies are of the type and in the amounts customarily carried by Persons conducting a business similar to the Companies and are sufficient for compliance in all material respects with all applicable Laws and Material Contracts to which any Company is a party or by which any Company is bound.

Section 6.19 Hotel Agreements and Redevelopment Agreement. Each of the Hotel Agreements and the Redevelopment Agreement is a valid and binding obligation of the Company party thereto and, to the knowledge of Sellers, is a valid and binding obligation of each other party thereto, and is in full force and effect and enforceable by such Company in accordance with its terms, except as such enforceability may be limited by (i) applicable bankruptcy, insolvency, reorganization, moratorium or similar laws now or hereinafter in effect affecting creditors’ rights generally and (ii) general principles of equity. There is no breach or violation of or default by any Company or, to Sellers’ knowledge, by any other party under any

Hotel Agreement or the Redevelopment Agreement nor have Sellers or the Companies received any written notice of any default under any Hotel Agreement or the Redevelopment Agreement. Assuming that Buyer is a “Qualified Person” as defined in the Hotel Management Agreement and Buyer has executed and delivered the Four Seasons Agreement, the execution and delivery by Sellers of this Agreement and the consummation of the transactions contemplated hereby does not and will not result in any violation or breach of any Hotel Agreement. Subject to any consent which may be required from the LCRA, the execution and delivery by Sellers of this Agreement and the consummation of the transactions contemplated hereby does not and will not result in any violation or breach of the Redevelopment Agreement. None of Sellers or any Company has received any written notice of the intention of any Person to terminate, nor has there been any termination of, any Hotel Agreement or the Redevelopment Agreement. Sellers have made available to Buyer all material written notices and submissions, submitted or delivered by or to any Company since January 1, 2010 pursuant to or in connection with the Hotel Agreements and the Redevelopment Agreement. To Sellers’ knowledge, as of the Effective Date, the Four Seasons Hotel satisfies the World Class Luxury Hotel standard (as defined in the Hotel Management Agreement and the Hotel License Agreement), and the Casino satisfies the design and maintenance standards of the Hotel Management Agreement. With respect to the Redevelopment Agreement, (a) Parent has written acknowledgement from the LCRA that its obligations under Section 3.12.1 of the Redevelopment and with respect to the Essential Elements of the Project on Exhibit B to the Redevelopment Agreement are satisfied, (b) with respect to Section 3.8, Parent has satisfied the Required Expenditure requirements and has constructed a luxury class, fully integrated mixed-use gaming facility and hotel development, including a “Four Seasons” branded hotel, (c) Parent has satisfied its obligations to the LCRA with respect to the Hammond Apartments, L.P. required under the Redevelopment Agreement, (d) Parent has completed the improvements to the Ancillary Development Site under Section 3.12.3, and (e) Parent has timely made all payments due under the Redevelopment Agreement during the previous five (5) years.

ARTICLE 7

REPRESENTATIONS AND WARRANTIES OF BUYER

Buyer represents and warrants to Sellers that the statements contained in this Article 7 are true and correct as of the Effective Date and will be true and correct as of the Closing Date (in each case, except as to such representations and warranties that address matters as of a particular date, which are given only as of such date), except as expressly set forth herein and in the corresponding section of the Disclosure Letter delivered by Buyer to Sellers herewith (the “Buyer Disclosure Letter”). The Buyer Disclosure Letter shall be arranged in paragraphs corresponding to the numbered and lettered paragraphs contained in this Agreement and the disclosure in any paragraph shall, to the extent reasonably apparent on the face of such disclosure that the matter disclosed is relevant to another paragraph in this Agreement, qualify such other paragraph.

Section 7.1 Organization. Buyer is duly organized and validly existing under the laws of its state of organization and has all requisite power and authority to carry on its business as now being conducted. Buyer is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the property owned, leased or operated by it or the nature of the business conducted by it makes such qualification or licensing necessary, except where the failure to be so qualified, licensed or in good standing would not, individually or in the aggregate, be reasonably likely to have a Buyer Material Adverse Effect or materially impair or materially delay the Closing.

Section 7.2 Authority; No Conflict; Required Filings and Consents.

(a) Buyer has all requisite power and authority to enter into this Agreement and each of the Ancillary Agreements to which it is a party and to consummate the transactions contemplated hereby and thereby. Buyer’s execution and delivery of this Agreement and each of the Ancillary Agreements to which it is a party and the consummation by Buyer of the transactions contemplated hereby and thereby have been duly authorized by all necessary action on the part of Buyer. This Agreement has been, and each Ancillary Agreement will be at or prior to the Closing, duly executed and delivered by Buyer and, assuming the due authorization, execution and delivery of the other parties hereto, this Agreement constitutes, and each Ancillary Agreement when so executed and delivered will constitute, the valid and binding obligation of Buyer, enforceable against Buyer in accordance with their respective terms, subject, as to enforcement, to (i) applicable bankruptcy, insolvency, reorganization, moratorium or similar laws now or hereinafter in effect affecting creditors’ rights generally and (ii) general principles of equity.

(b) The execution and delivery by Buyer of this Agreement and each Ancillary Agreement to which it is a party does not, and the consummation by Buyer of the transactions contemplated hereby and thereby and the compliance by Buyer with any provisions hereof or thereof will not, (i) conflict with, or result in any violation or breach of, any provision of the organizational documents of Buyer, (ii) result in any violation or breach of, or constitute (with or without notice or lapse of time, or both) a default (or give rise to a right of termination, cancellation or acceleration of any obligation or loss of any material benefit) under, or require a consent or waiver under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, lease, Contract or obligation to which Buyer is a party or by which Buyer or any of its properties or assets may be bound, or (iii) subject to the governmental filings and other matters referred to in Section 7.2(c) hereof, conflict with or violate any permit, concession, franchise, license, judgment, or Law applicable to Buyer, except, in the case of clauses (ii) and (iii), for any such breaches, conflicts, violations, defaults, terminations, cancellations, accelerations, losses or failures to obtain any consent or waiver which would not, individually or in the aggregate, be reasonably likely to (x) have a Buyer Material Adverse Effect or (y) materially impair or materially delay the Closing.

(c) No consent, approval, finding of suitability, license, permit, waiver, order or authorization of, or registration, declaration or filing with, any Governmental Entity is required by or with respect to Buyer or its Affiliates in connection with the execution and delivery of this Agreement or the Ancillary Agreements by Buyer, the compliance by Sellers with any of the provisions hereof or thereof, or the consummation by Buyer of the transactions that are contemplated hereby, except for (i) any approvals and filing of notices required under the Gaming Laws, (ii) approval by, or filing a notice with, the FTC, (iii) such consents, approvals, orders, authorizations, permits, filings, declarations or registrations related to, or arising out of, compliance with statutes, rules or regulations regulating the consumption, sale or serving of alcoholic beverages or tobacco or the renaming or rebranding of the operations at the Real

Property, (iv) such other filings, consents, approvals, findings of suitability, licenses, waivers, orders, authorizations, permits, registrations and declarations as may be required under the Laws of any jurisdiction in which Buyer conducts any business or owns any assets, the failure of which to make or obtain would not, individually or in the aggregate, be reasonably likely to (x) have a Buyer Material Adverse Effect or (y) materially impair or materially delay the Closing and (v) any consents, approvals, orders, authorizations, registrations, permits, declaration or filings required by Sellers or the Companies or any of their Subsidiaries, Affiliates or key employees (including under the Gaming Laws).

Section 7.3 Brokers. Neither Buyer nor any of its Representatives have employed, and no Person has acted directly or indirectly as a broker, financial advisor or finder for Buyer and Buyer has not incurred any liability for any brokerage fees, commissions or finder’s fees in connection with the transactions contemplated by this Agreement.

Section 7.4 Financing. Buyer has sufficient cash on hand or financing availability to enable it to make payment of (x) the sum of the Purchase Price and the Estimated Closing Payment and (y) the Final Closing Payment. BUYER HEREBY ACKNOWLEDGES AND AGREES THAT THE RECEIPT BY BUYER OF ANY FINANCING FROM ANY PERSON IS NOT A CONDITION, UNDER ARTICLE 9, TO BUYER’S OBLIGATION TO PURCHASE THE EQUITY INTERESTS AT THE CLOSING.

Section 7.5 Licensability of Principals. Except as set forth in Section 7.5 of the Buyer Disclosure Letter, none of Tropicana, its Subsidiaries (including Buyer), its direct or indirect parent entities, or any of their respective current executive officers and directors (collectively the “Buyer Related Parties”) has ever withdrawn, been denied, or had revoked, a gaming license or related finding of suitability by a Governmental Entity or Gaming Authority. Buyer and each of the Buyer Related Parties are in good standing, and in material compliance with all Gaming Laws, in each of the jurisdictions in which Buyer or any Buyer Related Party owns or operates gaming facilities. To Buyer’s knowledge, as of the Effective Date, there are no facts, which if known to the Gaming Authorities, would (a) be reasonably likely to result in the denial, revocation, limitation or suspension of a gaming license currently held or other Gaming Approval, or (b) result in a negative outcome to any finding of suitability proceedings currently pending, or under the suitability, licensing, permits, orders, authorizations or proceedings necessary for the consummation of this Agreement.

Section 7.6 Permits; Compliance with Gaming Laws. Buyer, and to Buyer’s knowledge, each of the Buyer Related Parties, and its and their respective directors, officers, key employees and Persons performing management functions similar to officers and partners, hold all permits, registrations, findings of suitability, licenses, variances, exemptions, certificates of occupancy, orders and approvals of all Governmental Entities (including all authorizations under Gaming Laws) necessary to conduct the business and operations of Buyer (the “Buyer Permits”), each of which is in full force and effect, except for such Buyer Permits, the failure of which to hold would not, individually or in the aggregate, be reasonably likely to (x) have a Buyer Material Adverse Effect or (y) materially impair or materially delay the Closing, and no event has occurred which permits, or upon the giving of notice or passage of time or both would permit, revocation, non-renewal, modification, suspension, limitation or termination of the Buyer Permits that are currently in effect, the loss of which would, individually or in the aggregate, be reasonably likely to (x) have a Buyer Material Adverse Effect or (y) materially impair or materially delay the Closing. Buyer, and to Buyer’s knowledge, Buyer’s directors, officers, key employees and Persons performing management functions similar to officers and partners are, and since January 1, 2010 have been, in compliance with the terms of the Buyer Permits, except for such failures to comply, as would not, individually or in the aggregate, be reasonably likely to (x) have a Buyer Material Adverse Effect (y) materially impair or materially delay the Closing. Buyer has not received written notice of any investigation or review by any Governmental Entity with respect to Buyer that is pending, and, to Buyer’s knowledge, no investigation or review is threatened, nor has any Governmental Entity indicated in writing any intention to conduct the same, other than those the outcome of which would not, individually or in the aggregate, be reasonably likely to (x) have a Buyer Material Adverse Effect or (y) materially impair or materially delay the Closing.

Section 7.7 Qualified Person. In Buyer’s reasonable opinion, Buyer is a “Qualified Person” as defined in the Hotel Management Agreement.

Section 7.8 Opportunity to Conduct Due Diligence. Buyer acknowledges that it is familiar with the Purchased Assets and has had the opportunity, directly or through its representatives to inspect the Purchased Assets and conduct due diligence activities. Without limitation of the foregoing, Buyer acknowledges that the Purchase Price has been negotiated based on Buyer’s express agreement that there would be no contingencies to the Closing other than the conditions set forth in Article 9 hereof.

Section 7.9 Litigation. There are no actions, claims, suits or proceedings pending or, to Buyer’s knowledge, threatened against Buyer before any Governmental Entity, that, individually or in the aggregate, would be reasonably be likely to (x) have a Buyer Material Adverse Effect or (y) materially impair or materially delay the Closing.

Section 7.10 Status of Buyer. Buyer is a direct wholly-owned subsidiary of (a) Tropicana, or (b) a direct or indirect wholly-owned corporate subsidiary of Tropicana. Since its formation, Buyer has been a Delaware limited liability company and either (x) prior to or as of the beginning of the Closing Date will be wholly owned by a domestic U.S. corporation and also treated as a disregarded entity for U.S. federal income tax purposes, or (y) on or before the Closing Date, will have made an election, for U.S. federal income tax purposes, on IRS Form 8832, to be treated as an association taxable as a corporation, with such election having effect on or before the Closing Date.

ARTICLE 8

COVENANTS

Section 8.1 Conduct of Business Prior to the Closing. During the period from the Effective Date and continuing until the earlier of the termination of this Agreement or the Closing, subject to any written instructions of any Governmental Entity and to the limitations set forth below, Companies shall, and Sellers shall cause the Companies to (except to the extent as expressly provided by this Agreement or to the extent that Buyer shall otherwise grant its prior consent in writing, which consent may not be unreasonably withheld, conditioned or delayed)

carry on the Business in the Ordinary Course of Business. Without limiting the generality of the foregoing, except (i) as expressly provided by this Agreement or as disclosed on Section 8.1 of the Company Disclosure Letter, (ii) as required by the Trustee, or (iii) as is required by, or necessary pursuant to, the FTC Documents to maintain the viability and marketability of the Casino and to prevent the destruction, removal, wasting, deterioration, or impairment of the Casino, except for ordinary wear and tear (including, but not limited to, regular repair and maintenance efforts, continuation of any planned capital expenditures, and marketing and promotional programs), during the period from the Effective Date and continuing until the earlier of the termination of this Agreement or the Closing, without the prior written consent of Buyer (which consent shall not be unreasonably withheld, conditioned or delayed), the Companies shall not, and Sellers, with respect to subsections (b) and (f) below, shall not:

(a) sell, transfer, lease, dispose of, grant or otherwise authorize the sale, transfer, lease, disposition, grant of, any of the Purchased Assets (other than a Permitted Lien or Permitted Encumbrance), except for (i) sales or dispositions of current assets in the Ordinary Course of Business, (ii) sales or dispositions of equipment and other non-current assets (including inventory) in the Ordinary Course of Business or that are no longer useful in the Ordinary Course of Business, or (iii) leases of immaterial portions of the Real Property that are terminable, without the payment of any consideration for early termination, on no more than ninety (90) days’ notice;

(b) cause or permit any distribution or dividend in respect of the Equity Interests other than distributions or dividends solely in cash that do not cause the Companies’ aggregate cash balance at any time prior to the Closing to be less than Five Million Dollars ($5,000,000.00);

(c) incur any Indebtedness except for unsecured short term Indebtedness incurred in the Ordinary Course of Business or pursuant to guarantees of Indebtedness of Parent and its subsidiaries, including, without limitation, Indebtedness incurred pursuant or in relation to the Merger; provided, that all such Indebtedness of the Companies, and any Liens arising from or related to such Indebtedness, shall be fully paid and released at Closing (other than Indebtedness of Parent which is guaranteed by the Companies, which guarantees shall be released at Closing);

(d) enter into, modify, amend, terminate, consent to any modification, amendment or termination or renew any Material Contracts or any Contract that would constitute a Material Contract when entered into by any Company, except (i) for modifications or amendments in the Ordinary Course of Business, (ii) for renewals in the Ordinary Course of Business, (iii) terminations upon expiration of Material Contracts, or (iv) as required by applicable Law; provided, that no new Material Contract shall include a term in excess of twelve (12) months; provided further, in each case, that no modification or amendment, or renewal shall (x) extend the term of any Material Contract beyond twelve (12) months, (y) incorporate terms that are materially different from the terms of such Material Contract as of the Effective Date, or (z) subject Buyer to any material Liability of a type to which Buyer was not subject pursuant to such Material Contract as of the Effective Date; provided further, that no Seller or Company shall modify, amend, terminate, consent to any modification, amendment or termination or renew any of the Hotel Agreements or the Redevelopment Agreements;

(e) subject any of the Purchased Assets to or suffer or permit the creation on the Purchased Assets of a Lien or Encumbrance, other than Permitted Liens or Permitted Encumbrances created in the Ordinary Course of Business;

(f) amend any Company’s certificate of formation or operating agreement (or similar organizational documents), or any terms of their outstanding equity interests or other securities;

(g) enter into a plan of consolidation, merger, share exchange or reorganization with any Person, effect any split, combination, redemption, purchase, repurchase, recapitalization, reclassification or other change in capitalization, otherwise acquire, directly or indirectly, any equity or voting interest in, any of the Companies, or adopt a plan of complete or partial liquidation of any of the Companies;

(h) except in the Ordinary Course of Business, acquire any material assets that would constitute Purchased Assets;

(i) defer or fail to make Monthly Capital Expenditures that, on average from the Effective Date until the Closing Date, are less than the Monthly Target Capital Expenditures, or deviate in any material way from any capital expenditure or maintenance obligation set forth in any of the Hotel Agreements or other Material Contract;

(j) engage in any new line of business;

(k) make any material change to the Companies’ financial accounting methods, principles or practices, except as may be required by Law or by GAAP, except that Parent may change (i) the method for allocating corporate overhead to its Subsidiaries (including the Companies) and (ii) the method of charging health care and medical costs to its Subsidiaries (including the Companies) (whether by pooling and allocating such costs to its Subsidiaries, by charging specific health care and medical claims to its Subsidiaries or otherwise), provided, that such change does not have an adverse effect on any of the Companies after the Closing;

(l) settle, cancel, or compromise any Action asserted by or against any Company or waive or release any rights of any of the Companies in any Action, except for settlements, cancellations, compromises, waivers or releases in an amount per Action not to exceed One Hundred Fifty Thousand Dollars ($150,000.00);

(m) make any material change to the Companies’ Gift Certificate, marketing and sales programs or efforts, Customer Loyalty Program, or other programs or initiatives associated with customer relationships with the intent or purpose of favoring other properties owned, directly or indirectly, by Sellers or their Affiliates over the Casino, or that has the intent or purpose of diverting existing customers of the Casino to any other property owned, directly or indirectly, by Sellers or their Affiliates;

(n) modify or rescind any material licenses, permits, consents, approvals, authorizations, qualifications and orders of Governmental Entities, including Gaming Approvals, of any of the Companies, or fail to use good faith efforts to obtain any renewal or extension, as may be required by Law, of any such material licenses, permits, consents, approvals, authorizations, qualifications and orders of Governmental Entities;

(o) enter into, modify or otherwise change any employment agreement, severance agreement or severance plan, compensation structure, employee benefit plan or eligibility for such employee benefit plan, or, to the extent not permitted by the FTC Documents, any retention agreement or retention plan, in each case, with respect to any employee of any of the Companies, except (i) as required by Law or by the terms of an existing plan or agreement, (ii) in connection with the replacement of an existing employee or hiring of an employee to fill a currently open position or (iii) pursuant to a company-wide change in one or more “employee welfare benefit plans” within the meaning of Section 3(l) of ERISA implemented by Parent and its Subsidiaries;

(p) increase the compensation of any employee of any of the Companies, except (i) increases in the Ordinary Course of Business within a range consistent with such Company’s past practice, but in no event causing an increase in the Companies’ aggregate compensation expense by more than three percent (3%) per annum, (ii) as required by Law or by the terms of an existing plan or agreement or (iii) in connection with the promotion or replacement of an existing employee or hiring of an employee to fill a currently open position;

(q) make, change or revoke any Tax election, change any of its methods of reporting income or deductions for Tax purposes, compromise any Tax liability or settle any Tax claim, audit or dispute (except for compromises or settlements in an amount not to exceed One Hundred Thousand Dollars ($100,000) individually or in the aggregate), or file any amended Tax Return; or

(r) enter into a Contract to do any of the foregoing, or to authorize or announce an intention to do any of the foregoing.

Except as expressly contemplated by this Agreement, nothing contained in this Agreement shall give Buyer, directly or indirectly, the right to control or direct any Company’s operations prior to the Closing. Prior to the Closing, the management of the Companies and the Trustee (once appointed) shall exercise, consistent with and in accordance with the terms and conditions of this Agreement, complete control and supervision over the operations of the Companies.

In addition, notwithstanding anything in this Agreement (including the restrictions set forth in the first paragraph of this Section 8.1), nothing herein shall preclude Sellers or the Companies or any of their respective Affiliates from taking any action that is required by, or necessary pursuant to, the FTC Documents or by the Trustee to maintain the viability and marketability of the Casino and to prevent the destruction, removal, wasting, deterioration, or impairment of the Casino, except for ordinary wear and tear (including, but not limited to, regular repair and maintenance efforts, continuation of any planned capital expenditures, and marketing and promotional programs).

Section 8.2 Cooperation; Notice; Cure.

(a) From the Effective Date until the Closing, Sellers and the Companies shall, to the fullest extent permitted by Law (including antitrust Laws and Gaming Laws), assist Buyer and Buyer’s Representatives in becoming familiar with any of the Companies’ existing and prospective businesses and assets and liabilities to such extent and at such times as Buyer and Buyer’s Representatives may reasonably request, including, without limitation, the Internal Control System established by the Target under 11 CSF 45-9.010, et. seq. (the “Internal Controls”); provided, however, that (x) such access does not unreasonably disrupt the normal operations of the Companies and (y) the Companies are under no obligation to disclose to Buyer any information the disclosure of which is restricted by Contract, Law or is subject to attorney-client privilege; provided, further, that, for the avoidance of doubt, such access to the Companies shall include reasonable access (it being understood, however, that such access does not include log-in access or access that would violate applicable Gaming Laws) to, and cooperation from, any Company’s information technology systems and employees to permit Buyer to test the information technology systems and to prepare any Company’s information technology systems for integration with those of Buyer, and prepare for the implementation of Buyer’s own systems, including the training of any of the Companies’ employees (which training shall be conducted by Buyer at its cost and expense) and integration of the Internal Controls.

(b) Sellers and Buyer shall promptly notify the other in writing of, and will use all commercially reasonable efforts to cure before the Closing Date, any event, transaction or circumstance, as soon as practical after it becomes known to such party, that causes any representation, covenant or agreement of Sellers or Buyer under this Agreement to be breached in any material respect or that renders untrue in any material respect any representation or warranty of Sellers or Buyer contained in this Agreement. No notice given pursuant to this Section 8.2(b) shall have any effect on the representations, warranties, covenants or agreements contained in this Agreement for purposes of determining satisfaction of any condition contained herein or the parties’ rights to indemnification hereunder. For the avoidance of doubt, no failure to give notice required by this Section 8.2(b) with respect to a breach of any representation or warranty by the party required to give such notice shall, in and of itself, result in the subject matter of such representation or warranty breach constituting a breach of a covenant of such party.

Section 8.3 No Solicitation. Prior to the earlier of the Closing and the termination of this Agreement in accordance with Section 10.1 hereof, neither Sellers, the Companies, nor any of their respective shareholders, members, directors, officers, employees, advisors, agents or other representatives (collectively, “Representatives”), directly or indirectly, through Affiliates or otherwise, shall (a) solicit or initiate, or take any other action to facilitate knowingly, including, without limitation, by entering into a non-disclosure agreement with any person (or group of persons) other than Buyer or its Affiliates (a “Third Party”), any inquiries or proposals that constitute, or could reasonably be expected to lead to, a proposal or offer of any kind that constitute, or could reasonably be expected to lead to, an Acquisition Proposal, (b) engage in negotiations or discussions with any Third Party concerning, or provide any non-public information to any person or entity relating to, any Acquisition Proposal, (c) continue any prior discussions or negotiations with any Third Party concerning any Acquisition Proposal or (d) accept, or enter into any agreement concerning, any Acquisition Proposal with any Third Party, including, without limitation, any non-disclosure, confidentiality or other agreement of similar effect, or consummate any Acquisition Proposal.

Section 8.4 Employee Matters.

(a) Each Property Employee who is an employee of any Company as of the Closing shall hereinafter be referred to as a “Transferred Employee”. Each of the Property Employees is an at-will employee, except that certain Property Employees may be eligible for severance compensation upon certain termination events under an employment agreement that covers any such Property Employee as set forth on Section 6.13(a) of the Company Disclosure Letter.

(b) For a period of at least six (6) months immediately following the Closing Date, (x) Buyer shall cause the Companies to provide the Transferred Employees who remain employed by any of the Companies, Buyer or any Affiliate of Buyer with base compensation, bonus opportunities and annual and long-term incentive compensation opportunities that are substantially similar to those provided by the Companies or their respective Affiliates immediately prior to the Closing Date and (y) Buyer shall honor the severance policies of the Companies and their respective Affiliates with respect to Transferred Employees.

(c) For a period of at least six (6) months immediately following the Closing Date, Buyer shall, pursuant to plans and arrangements established or maintained by Buyer (the “Buyer Benefit Plans”), provide the Transferred Employees who remain employed by the Companies, Buyer or any Affiliate of Buyer with employee benefits (including medical benefits) which are substantially similar to those provided under the Company Benefit Plans immediately prior to the Effective Date. To the extent permitted under the terms of the Buyer Benefit Plans, Buyer shall cause service with the Companies and their respective Affiliates prior to the Closing to be treated the same as service with any of Buyer or its Affiliates from and after the Closing Date for purposes of eligibility, vesting, and benefit accrual under Buyer Benefit Plans, except (i) to the extent giving such credit would result in duplication of benefits, (ii) for benefit accrual purposes under any defined benefit pension plan, (iii) for purposes of any retiree medical plan or (iv) for any newly established plan of Buyer for which similarly situated employees of Buyer do not receive past service credit. To the extent permitted under the terms of Buyer’s medical benefit plans, to the extent not administratively impracticable, Buyer shall use commercially reasonable efforts to (A) give effect, in determining any deductible and maximum out-of-pocket limitations, to claims incurred and amounts paid by, and amounts reimbursed to, such employees for the calendar year in which the Closing occurs under any welfare benefit plans maintained or contributed to by the Companies for their benefit immediately prior to the Closing Date and (B) waive all limitations as to preexisting conditions, exclusions and waiting periods with respect to participation and coverage requirements applicable to the Transferred Employees under any welfare benefit plans in which such employees may be eligible to participate after the Closing Date, other than limitations or waiting periods that are already in effect with respect to such employees and that have not been satisfied as of the Closing Date under any welfare plan maintained or contributed to by the Companies or their Affiliates for their benefit immediately prior to the Closing Date.

(d) Effective as of the Closing Date, Buyer shall establish or designate a defined contribution retirement plan which is qualified or eligible for qualification under Section 401(a) of the Code (the “Buyer’s 401(k) Plan”), except to the extent giving such credit would result in a duplication of benefits. Buyer shall cause service with the Companies and their respective Affiliates prior to the Closing to be treated the same as service with any of Buyer and its Affiliates from and after the Closing Date for purposes of eligibility, vesting, and benefit accrual under the Buyer’s 401(k) Plan. Consistent with Section 8.4(b) above, Buyer or its applicable Subsidiary shall cause each Transferred Employee to be eligible to participate in the Buyer’s 401(k) Plan, and any Transferred Employee who satisfies the eligibility requirements of Buyer’s 401(k) Plan, taking into account the foregoing, shall become a participant in accordance with the terms of the Buyer’s 401(k) Plan. Buyer or its applicable Subsidiary shall cause Buyer’s 401(k) Plan to accept “eligible rollover distributions” (as defined in Section 402(c)(4) of the Code) from Transferred Employees with respect to such Transferred Employees’ account balances (including loans) under the Pinnacle Entertainment, Inc. 401(k) investment plan in the form of cash (and, as applicable, promissory notes with respect to loans), if elected by such Transferred Employees.

(e) No provision of this Agreement shall create any third party beneficiary rights in any Transferred Employee, or any beneficiary or eligible family member thereof, with respect to the compensation, terms and conditions of employment and/or benefits that may be provided to any Transferred Employee by Buyer or under any benefit plan which Buyer may maintain. In no event shall the terms of this Agreement be deemed to (i) establish, amend, or modify any Company Benefit Plan or any other benefit plan, program, agreement or arrangement maintained or sponsored by Buyer, the Companies or any Subsidiary of the Companies or any of their respective Affiliates; (ii) alter or limit the ability of Buyer or any of its Subsidiaries (including, after the Closing Date, the Companies or any Subsidiary of the Companies) to amend, modify or terminate any benefit or employment plan, program, agreement or arrangement after the Closing Date; or (iii) confer upon any Property Employee any right to employment or continued employment or continued service with Buyer or any of its Subsidiaries (including, following the Closing Date, the Companies or any Subsidiary of the Companies), or constitute or create an employment or other agreement with any Property Employee.

(f) Sellers shall take all actions and execute all documents that are necessary or advisable to ensure that, immediately prior to the Closing Date, the Companies cease to participate in all Company Benefit Plans.

(g) On or following the Closing, Buyer shall comply with all provisions of the WARN Act with respect to all Transferred Employees. As part of its obligations under Article 11 hereof, Buyer shall indemnify, defend and hold Sellers and the Companies harmless from and against any liability to any Transferred Employees or any Governmental Entity that may result to Sellers and/or the Companies based on Buyer’s failure to comply with any provision of the WARN Act as required by this Section 8.4(g), including, but not limited to, fines, back pay and attorneys’ fees. Sellers shall notify Buyer of any terminations of the employment of any employees of the Companies that occur during the ninety (90)-day period prior to the Closing.

Section 8.5 Access to Information and the Real Property; Post-Closing Cooperation; Furnishing of Financial Statements.

(a) Upon reasonable notice, subject to applicable Law, including antitrust Laws and Gaming Laws, the Companies shall afford Buyer’s Representatives reasonable access, during normal business hours, during the period from the Effective Date to the Closing, to the Real Property (including the Casino) and to all personnel, properties, books, Contracts and records (whether in paper or electronic form) of the Casino and, during such period, the Companies shall furnish promptly to Buyer all material information concerning the Business (including the Real Property) as Buyer may reasonably request (collectively, the “Inspection”); provided, however, that (i) Buyer shall provide the Companies with at least twenty-four (24) hours’ prior notice of any Inspection; (ii) if any Company so requests, Buyer’s Representatives shall be accompanied by a Representative of such Company; (iii) Buyer shall not initiate contact with employees or other representatives of any Company other than such Representative designated by such Company without the prior consent of Sellers, such Company or such Representative, which consent shall not be unreasonably withheld, conditioned or delayed; (iv) Buyer’s Representatives shall not be entitled to perform any physical testing of any nature with respect to any portion of the Real Property without a Company’s prior written consent, such consent not to be unreasonably withheld, conditioned or delayed; (v) Buyer shall not materially interfere with the Business; (vi) with respect to any inspection of the gaming areas in the Casino (floor, casino cage, accounting, and Missouri Gaming Commission security areas), Buyer and Sellers shall agree on the date, time and scope of the inspection and also obtain the concurrence of the Missouri Gaming Commission; and (vii) Buyer shall, at its sole cost and expense, repair any damage (including damage relating to the worsening or alteration of environmental conditions or migration of Hazardous Materials) to the Purchased Assets or any other property owned by a Person other than Buyer caused by Inspection, and shall reimburse the Companies for any loss caused by any Inspection, and restore the Purchased Assets or such other third-party property to substantially similar condition as existed prior to such Inspection, and shall indemnify, defend and hold harmless Sellers, the Companies and its Affiliates from and against any personal injury or property damage claims, liabilities, judgments or expenses (including reasonable attorneys’ fees) incurred by any of them arising or resulting therefrom. Prior to entering the Real Property to perform any tests and assessments or for any other reason permitted hereunder and, thereafter, Buyer’s contractors or consultants who shall perform the Inspection shall obtain a policy of comprehensive public liability insurance in an amount not less than Ten Million Dollars ($10,000,000.00) naming the Companies as additional insureds and insuring against any and all liabilities for damages to property or injury or death to persons arising out of the entry onto the Real Property of all persons and property on Buyer’s behalf. Such insurance policy shall be with a nationally recognized insurance company and Buyer shall endeavor to provide the Companies at least thirty (30) days’ written notice prior to the termination of such policy. Sellers and the Companies shall permit Buyer to meet with the Trustee to discuss the Companies, the Business and the finances and operations of the Companies, all in such detail and at such times and as often as Buyer may reasonably request, so long as, in the reasonable judgment of the Companies, such meetings and discussions would not be reasonably be expected to materially interfere with the Business or the Trustee’s duties and responsibilities under the FTC Documents. In addition to the foregoing, at all times from the Effective Date to the Closing Date, Sellers shall take all action reasonably necessary to cause Buyer to have direct and unlimited access to the Trustee, so long as, in the reasonable judgment of the Sellers, such access would not be reasonably be expected to materially interfere with the Business or the Trustee’s duties and responsibilities under the FTC Documents. Notwithstanding the foregoing, (i) Target agrees to provide Buyer a complete copy of all documented Internal Controls within forty-five (45) days after the Effective Date and (ii) Buyer, directly or indirectly, shall not have the right to control or direct any Company’s operations prior to the Closing.

(b) Following the Closing Date, each party hereto will hold, and will use its commercially reasonable efforts to cause its Affiliates and its and their respective Representatives to hold, in strict confidence from any Person (other than any such Affiliate or Representative) all documents and information concerning the other party or any of its Affiliates (and, for the avoidance of doubt, treating information concerning the Business and the Purchased Assets as information concerning Buyer) unless (i) compelled to disclose by judicial or administrative process (including in connection with obtaining the necessary approvals of this Agreement and the transactions contemplated hereby of any Governmental Entity) or by other requirements of Law or (ii) disclosed in an action or proceeding brought by another party hereto in pursuit of its rights or in the exercise of its remedies hereunder, or unless such documents or information can be shown to have been (1) previously known by the party receiving such documents or information (other than pursuant to breach of an agreement to keep such information confidential), (2) in the public domain (either prior to or after the furnishing of such documents or information hereunder) through no fault of such receiving party or (3) later acquired by the receiving party from another source if the receiving party is not aware that such source is under an obligation to another party hereto to keep such documents and information confidential. Buyer and the Companies agree that in the event any proprietary information or knowledge relating to an Excluded Asset is obtained, revealed or otherwise made known to Buyer in effecting (x) the transition from Excluded Software to replacement software pursuant to Section 1.2 hereof, specifically, or (y) the removal of the Excluded Assets, generally, Buyer shall not reveal, disclose, employ or otherwise use any such proprietary information and will hold such information in confidence in accordance with the terms of the Confidentiality Agreement.

(c) Following the Closing, and for so long as Sellers, on the one hand, or Buyer, on the other hand, or their respective Affiliates are prosecuting, participating in, contesting or defending any action, claim, investigation, suit or proceeding, whenever filed or made, in connection with or involving in any way (i) this Agreement or the transactions contemplated hereby or (ii) the conduct or operation of the Business prior to or after the Closing, including any action, claim, investigation, suit or proceeding related to the Excluded Assets, the other party shall (and shall cause its Affiliates, and its and their respective Representatives, to) (A) reasonably cooperate with such party and its Affiliates and their Representatives with the prosecution, participation, contest or defense, (B) provide such party and its Affiliates and their Representatives with reasonable access to all properties, books, contracts, commitments and records (whether in paper or electronic form) related to the Real Property and (C) reasonably make available to such party and its Affiliates and their Representatives its personnel (including, by Buyer, the Transferred Employees), including for purposes of fact finding, consultation, testimony, interviews, depositions and witnesses, in each case as shall be reasonably necessary in connection with the prosecution, participation, contest or defense of the applicable action, claim, investigation, suit or proceeding by such party and its Affiliates and Representatives. Without limiting the generality of the foregoing, following the Closing, Buyer shall, upon reasonable notice, afford Sellers reasonable access during normal business hours to the books and records of the Companies (including information regarding accounts receivable and accounts payable that may have been received by the Companies following the Closing but relate to periods prior to or through the Closing) relating to the periods prior to and through the Closing in connection with the preparation of the Final Closing Statement and in connection with Parent’s reporting obligations under Law (including Gaming Laws and securities Laws).

(d) During the period from the Effective Date through the earlier of the termination of this Agreement and the Closing, Sellers shall furnish or cause to be furnished to Buyer:

(i) Monthly Financial Statements. As soon as available, and in any event within thirty (30) calendar days after the end of each calendar month, financial statements of the Companies, consisting of an unaudited balance sheet and related unaudited statement of income as of the end of such calendar month, all in reasonable detail and certified (subject to normal year-end audit adjustments and the absence of footnotes) by an officer of the Companies as having been prepared in accordance with GAAP, consistently applied.

(ii) Quarterly Financial Statements. As soon as available and in any event within forty-five (45) calendar days after the end of each fiscal quarter, including the last fiscal quarter in each fiscal year, financial statements of the Companies, consisting of an unaudited balance sheet and related unaudited statement of income for the fiscal quarter then ended and the fiscal year through that date, all in reasonable detail and certified (subject to normal year-end audit adjustments and the absence of footnotes) by an officer of the Companies as having been prepared in accordance with GAAP, consistently applied.

(iii) Other Reports. Promptly upon becoming available, any budget, forecast, projection, report or notice made, submitted or delivered in writing that was required to be given pursuant to any Material Contract.

Section 8.6 Governmental Approvals.

(a) The parties hereto shall reasonably cooperate with each other and use their reasonable best efforts to (i) as promptly as practicable take, or cause to be taken, all appropriate action, and do or cause to be done, all things necessary, proper or advisable under applicable Law or otherwise to consummate and make effective the transactions contemplated by this Agreement as promptly as practicable; (ii) obtain from any Governmental Entities any consents, approvals, findings of suitability, expiration or terminations of waiting periods, licenses, permits, waivers, approvals, orders or authorizations required (A) to be obtained or made by Sellers, the Companies or Buyer or any of their respective Affiliates or any of their respective Representatives and (B) to avoid any action or proceeding by any Governmental Entity, in connection with the authorization, execution and delivery of this Agreement and the consummation of the transactions contemplated by this Agreement; and (iii) make all necessary registrations, declarations, information request responses and filings, and thereafter make any other submissions with respect to this Agreement, as required under (A) any applicable federal or state securities Laws, (B) the Gaming Laws, including providing information with respect to, executing, filing and participating in meetings with the Missouri Gaming Commission with respect to, the Petition for Change in Control, and (C) any other applicable Law (collectively, the “Governmental Approvals”), and to comply with the terms and conditions of all such Governmental Approvals. The parties hereto and their respective Representatives and Affiliates shall file as promptly as practicable, but in no event later than thirty (30) days after the Effective Date, all required initial applications and documents in substantially complete form in connection with obtaining the Governmental Approvals (including under applicable Gaming Laws and with respect to the FTC) and shall act diligently and promptly to pursue the Governmental Approvals and shall reasonably cooperate with each other in connection with the making of all filings and the obtaining of all such Governmental Approvals referenced in the preceding sentence, provided, that Buyer shall bear the ultimate responsibility of obtaining all Gaming Approvals and that nothing in this Section 8.6(b) shall be deemed to create any obligation to provide to Sellers personal information regarding any individual applicant for licensing under applicable Gaming Laws. Subject to applicable Laws relating to the exchange of information, prior to making any application or material written communication to or filing with any Governmental Entity with respect to Governmental Approvals (other than information related to Buyer’s casino license applications and personal information concerning individuals who are filing applications), each party shall provide the other parties with drafts thereof and afford the other parties a reasonable opportunity to comment on such drafts. Buyer, Sellers and the Companies shall use reasonable best efforts to schedule and attend any hearings or meetings with Governmental Entities to obtain the Governmental Approvals as promptly as practicable, and, to the extent permitted by the Governmental Entity, each party shall offer the other parties the opportunity to participate in all telephonic conferences and all meetings with any Governmental Entity (other than information related to Buyer’s casino license applications and personal information concerning individuals who are filing applications) to the extent relating to Governmental Approvals. Buyer, Sellers and the Companies shall, to the extent practicable, consult with the other parties on, in each case, subject to applicable Laws relating to the exchange of information (including antitrust Laws and Gaming Laws), all the non-confidential information relating to Buyer, Sellers or the Companies, as the case may be, and any of their respective Affiliates or Representatives which appear in any filing made with, or written materials submitted to, any third party or any Governmental Entity to the extent made or submitted in connection with the transactions contemplated by this Agreement (other than information related to Buyer’s casino license applications and personal information concerning individuals who are filing applications).

(b) Without limiting Section 8.6(a) hereof, Buyer, each Seller and each Company shall:

(i) each use its reasonable best efforts to avoid the entry of, or to have vacated or terminated, any decree, order, or judgment that would restrain, prevent or delay the Closing, on or before the Outside Date, including defending through litigation on the merits any claim asserted in any court by any Person; and

(ii) each use its reasonable best efforts to avoid or eliminate each and every impediment under any antitrust, competition or trade regulation Law that may be asserted by any Governmental Entity or any other Person with respect to the Closing so as to enable the Closing to occur as soon as reasonably possible (and in any event no later than the Outside Date), including implementing, contesting, or resisting any litigation before any court or administrative tribunal seeking to restrain or enjoin the Closing.

(c) Buyer, Sellers and each Company shall each use its reasonable best efforts to take, or cause to be taken, all actions reasonably necessary to defend any lawsuits or other legal proceedings challenging this Agreement or the consummation of the transactions contemplated hereby and shall seek to prevent the entry by any Governmental Entity of any decree, injunction or other order challenging this Agreement or the consummation of the transactions contemplated hereby. The parties agree to appeal, as promptly as possible, any decree, injunction or other order challenging this Agreement or the consummation of the transactions contemplated hereby and use reasonable best efforts to have any such decree, injunction or other order vacated or reversed.

(d) From the Effective Date until the Closing, each party shall promptly notify all other parties hereto in writing of any pending or, to the knowledge of Buyer, Sellers or any Company, as appropriate, threatened action, suit, arbitration or other proceeding or investigation by any Governmental Entity or any other Person (i) challenging or seeking damages in connection with the Closing or any other transaction contemplated by this Agreement or (ii) seeking to restrain or prohibit the consummation of the Closing.

Section 8.7 Publicity. Sellers, on the one hand, and Buyer, on the other hand, shall agree on the form and content of the initial press release regarding the transactions contemplated hereby and thereafter shall consult with each other before issuing, provide each other the opportunity to review and comment upon, and negotiate in good faith to agree upon, any press release or other public statement with respect to any of the transactions contemplated hereby and shall not issue any such press release or make any such public statement prior to such consultation and prior to considering in good faith any such comments, except as may be required by applicable Law or any listing agreement with any nationally recognized stock exchange (including in connection with corporate transactions that Sellers or Buyer elect to undertake). Notwithstanding anything to the contrary herein, Buyer and Parent may make any public statement in response to questions by the press, analysts, investors or those attending industry conferences or financial analysts conference calls or in connection with a financing, so long as any such statements are not inconsistent with previous press releases, public disclosures or public statements made jointly by Buyer and Parent or made by one party and reviewed by the other and do not reveal non-public information regarding the transactions contemplated by this Agreement.

Section 8.8 Further Assurances and Actions.

(a) Subject to the terms and conditions herein, each of the parties hereto agrees to use its commercially reasonable efforts to take, or cause to be taken, all appropriate action and to do, or cause to be done, all things reasonably necessary, proper or advisable under applicable Laws to consummate and make effective the transactions contemplated by this Agreement, including, (i) as promptly as practicable obtaining all licenses, permits, consents, approvals, authorizations, qualifications and orders of Governmental Entities and parties to Contracts as are necessary or advisable for consummation of the transactions contemplated by this Agreement and (ii) to fulfill all conditions precedent applicable to the Closing. Without limiting the foregoing, Sellers agree to use their commercially reasonable efforts to obtain the consents set forth on Section 8.8(a) of the Company Disclosure Letter.

(b) In case at any time after the Closing any further action is necessary to carry out the purposes of this Agreement, to vest Buyer with full title to the Equity Interests or to vest Sellers with full title to the Excluded Assets, Buyer, Sellers and the Companies shall take all commercially reasonable action necessary (including executing and delivering further notices, assumptions, releases and acquisitions); provided, that if such action is necessary due to events or circumstances particular to Buyer, Buyer shall bear the cost of such action, and otherwise Sellers shall bear the cost of such action. All costs and expenses related to recording the Trademark Assignment Agreement shall be borne by Buyer.

(c) Except with respect to the Assigned Contracts which the parties agree shall be assigned to one of the Companies prior to Closing, this Agreement shall not constitute an agreement to assign any Contract or Permit included in the Purchased Assets or the Excluded Assets if an attempted assignment of such Contract or Permit, without the consent of any third parties thereto, would constitute a breach thereof or in any material adverse way affect the rights thereunder of the party that is to be assigned such Contract or Permit hereunder (the “Intended Assignee”). If any such consent has not been obtained prior to the Closing, the holder of the applicable Contract or Permit agrees to hold the benefit of such Contract or Permit in trust for the Intended Assignee and to cooperate with the Intended Assignee in any reasonable arrangements designed to provide all benefits thereunder to the Intended Assignee, including enforcement for the benefit of the Intended Assignee of any and all rights under such Contract or Permit against the other party or parties thereto arising out of the cancellation of such Contract or Permit by such other party or parties or otherwise, all at Intended Assignee’s sole cost and expense.

(d) Sellers shall use their commercially reasonable efforts to obtain the consent of any third parties necessary to remove the Companies as parties to any Excluded Contract to which either of Sellers or any of their Subsidiaries other than the Companies is also party. If Sellers are not able to obtain any such necessary consents prior to the Closing, Buyer agrees to cause the Companies not to assert or enforce any rights under the applicable Excluded Contracts against the other party or parties thereto. Sellers agree, jointly and severally, to indemnify, defend and hold harmless the Companies for any obligation or liability asserted against the Companies arising out of Sellers’ or their Subsidiaries’ performance of such Excluded Contracts for periods from and after the Closing.

(e) Sellers shall use their commercially reasonable efforts to obtain the consent of any third parties necessary to remove themselves or their Subsidiaries, as applicable, as parties to any Contract constituting a Purchased Asset to which Sellers or any of their Subsidiaries other than the Companies is also party. If Sellers are not able to obtain any such consents prior to the Closing, Sellers agree not to assert or enforce, and to cause their Subsidiaries, if applicable, not to assert or enforce, any rights under the applicable Contracts against the other party or parties thereto. Buyer agrees to indemnify, defend and hold harmless Sellers and their Subsidiaries, as applicable, for any obligation or liability asserted against Sellers or their Subsidiaries arising out of the Companies’ performance of such Contracts for periods from and after the Closing.

Section 8.9 Transfer Taxes. All transfer, recording, documentary, sales, use, stamp, registration and other such Taxes (including real estate transfer or similar Taxes that arise from any indirect transfer of property as a result of the transfer of the Equity Interests) and related fees (including any penalties, interest and additions to Tax) incurred with respect to the purchase and sale of the Equity Interests pursuant to this Agreement (“Transfer Taxes”) shall be paid half by Sellers and half by Buyer; provided, however, that any increase in Transfer Taxes that result from any transaction requested by Buyer and undertaken pursuant to Section 12.5 shall be paid by Buyer. The parties that are obligated to pay the Transfer Taxes shall indemnify, defend and hold the other parties harmless from and against any and all amounts for which such other parties are not liable pursuant to this Section 8.9. The party responsible under applicable Law for filing the Tax Returns pertaining to and paying such Transfer Taxes shall (i) timely file such Tax Returns and remit to the applicable Governmental Authority payment of the Transfer Taxes required to be remitted therewith and (ii) promptly provide a copy of such Tax Return to the other party. If a party pays Transfer Taxes for which such party is not responsible, such party shall be promptly reimbursed for such Taxes by the responsible party. Buyer and Sellers shall reasonably cooperate as requested in preparing, executing and filing all such Tax Returns and related documentation on a timely basis as may be required to comply with the provisions of any applicable Law.

Section 8.10 No Control. Except as permitted by the terms of this Agreement, prior to the Closing, Buyer shall not directly or indirectly control, supervise, direct or interfere with, or attempt to control, supervise, direct or interfere with, the Companies, including the Casino, the Real Property, HoteLumière and the other Purchased Assets. Until the Closing, the operations and affairs of the Companies, including the Casino, the Real Property and the other Purchased Assets, are the sole responsibility of and under the Companies’ complete and exclusive control, except as expressly provided for in this Agreement and the FTC Documents.

Section 8.11 Reservations; Guests’ Safe Deposit Boxes; Valet Parking; Other Transition Matters.

(a) Reservations. Buyer will honor the terms and rates of all reservations (in accordance with their terms) at the Casino made in the Ordinary Course of Business prior to the Closing by guests or customers, including advance reservation cash deposits, for rooms or services confirmed by the Companies for dates after the Closing Date. From and after the Effective Date, the Companies may continue to accept reservations made in the Ordinary Course of Business for periods after the Closing. Buyer recognizes that such reservations may include discounts or other benefits, including benefits under frequent player or casino awards programs, group discounts, other discounts or requirements that food, beverage or other benefits be delivered by Buyer to the guest(s) holding such reservations following the Closing. Buyer will honor all room allocation agreements and banquet facility and service agreements which have been granted to groups, persons or other customers for periods after the Closing Date at the rates and terms provided in such agreements. Buyer agrees that Sellers cannot make, or have made, any representation or warranty that any party holding a reservation or agreement for rooms, facilities or services will utilize such reservation or honor such agreement and Buyer, by the execution hereof, assumes the risk of non-utilization of reservations and non-performance of such agreements from and after the Closing.

(b) Guests’ Safe Deposit Boxes. Not later than thirty (30) days prior to the Closing, the Companies shall use commercially reasonable efforts to send a notice by certified mail to the last known address of each Person who has stored Personal Property in safe deposit boxes located at the Casino, advising them that they must make arrangements with Buyer to continue use of their safe deposit box and that, if they should fail to do so within fifteen (15) days after the date of such notice is sent, the box will be opened in the presence of a Representative of the Companies, a Representative of Buyer, and a Notary Public; and the contents of such box will be sealed in a package by the Notary Public, who shall write on the outside the name of the Person who rented the safe deposit box and the date of the opening of the box in the presence of the Representatives of the Companies and Buyer, respectively. The Notary Public and the Representatives of the Companies and Buyer shall then execute a certificate reciting the name of the Person who rented the safe deposit box, the date of the opening of the box and a list of its contents. The certificate shall be placed in the package and a copy of it sent by certified mail to the last known address of the person who rented the safe deposit box. The package will then be placed in a vault arranged by Buyer. Pursuant to Article 11 hereof, and Sellers shall be responsible for and indemnify Buyer against claims of alleged missing items not listed on the certificate, and Buyer shall be responsible for and indemnify Sellers against claims of alleged missing items listed on the certificate.

(c) Guests’ Baggage. Prior to the Closing, the Companies and Buyer shall take inventory of: (i) all baggage, suitcases, luggage, valises and trunks of hotel guests checked or left in the care of the Casino; (ii) all luggage or other property of guests retained by the Casino as security for unpaid accounts receivable; and (iii) the contents of the baggage storage room; provided, however, that no such baggage, suitcases, luggage, valises or trunks shall be opened. Except for the property referred to in (ii) above, which shall be removed from the Casino by the Companies within ten (10) days after the Closing, all such baggage and other items shall be sealed in a manner to be agreed upon by the parties and listed in an inventory prepared and signed jointly by Representatives of Parent (if it so elects), the Companies and Buyer as of the Closing. Said baggage and other items shall continue to be stored by the Companies and Buyer shall be responsible for claims with respect thereto.

(d) Front Money.

(i) Pursuant to the Gaming Laws of the State of Missouri, the Companies shall, at least thirty (30) days prior to the Closing, to the extent legally required, submit for approval to all applicable Gaming Authorities a plan containing customary terms for the inventory of the Front Money at the Casino. Buyer and the Companies agree reasonably to coordinate and cooperate with each other in effectuating the plan that is approved by the applicable Gaming Authorities.

(ii) Effective as of the Closing, Representatives of Buyer and the Companies shall take inventory of all Front Money and identify what Persons are entitled to what portions of such Front Money. All such Front Money shall be retained in the Casino cage and listed in an inventory prepared and signed jointly by Representatives of Buyer, Parent and the Companies no later than the Closing. Buyer shall be responsible from and after the Closing for all Front Money and shall distribute Front Money only to the Persons and only in the amounts as determined pursuant to this Section 8.11(d).

(e) Vehicles with Valet Parking. On the Closing Date, the Companies shall transfer control of all motor vehicles that were checked and placed in the care of the Business (the “Inventoried Vehicles”) to Buyer. Thereafter, Buyer shall be responsible for the Inventoried Vehicles.

Section 8.12 Certain Transactions. From the Effective Date until the Closing Date, Buyer shall not, and shall not permit any of its Affiliates to, acquire or agree to acquire by merging or by consolidating with, or by purchasing assets of or equity in excess of ten percent (10%) of, or any other manner, any business or any corporation, partnership, association or other business organization or division thereof engaged in the gaming business in the State of Missouri and/or the St. Louis MO-IL metropolitan statistical area if such acquisition or agreement to acquire could reasonably be expected to adversely affect Buyer’s ability to obtain the Gaming Approvals or other Required Governmental Consent(s) or to consummate the transactions contemplated by this Agreement, as applicable.

Section 8.13 Insurance and Casualty. If, before the Closing, the Casino and/or HoteLumière is damaged by fire or other casualty, then, subject to the satisfaction or waiver by the applicable party of the conditions set forth in Article 9 hereof, the Closing shall proceed as scheduled, and Sellers shall, after the Closing Date, (i) promptly pay to Buyer all insurance proceeds received by Sellers or their Affiliates with respect to such damage, destruction or other loss, less any proceeds applied to the physical restoration of the Casino and/or HoteLumière, to the extent such restoration expenditures were approved by Buyer in writing, (ii) take such actions as may reasonably be requested by Buyer in connection with the tendering of such claims to the applicable insurers with respect to such damage, destruction or other loss and (iii) assign to Buyer all rights of Sellers and their Affiliates against third parties (other than against its insurance carriers) with respect to any causes of action, whether or not litigation has commenced as of the Closing Date, in connection with such damage, destruction or other loss; provided, that the proceeds of such insurance shall be subject to (and recovery thereon shall be reduced by the amount of) any applicable deductibles and co-payment provisions or any payment or reimbursement and shall constitute full compensation for the damage to the Casino and/or HoteLumière, and Sellers and their Affiliates shall have no responsibility for restoration or repair of the Casino and/or HoteLumière or any resultant loss, directly, by subrogation, or otherwise; and provided, further, that if one or more prior claims has been made after the Effective Date against the insurance with respect to the Purchased Assets that causes the amount of insurance coverage to be insufficient to cover such damage, destruction or other loss, then Sellers shall pay or cause to be paid the insurance proceeds with respect to such other claim(s) to Buyer so that it receives the full amount of insurance proceeds that it would have received but for such prior claim(s).

Section 8.14 Non-Solicitation.

(a) Buyer agrees that it shall not, and shall cause its Affiliates (including the Companies on or after the Closing) not to, for a period commencing on the Effective Date and ending on the date that is twelve (12) months after the Closing Date, except as provided in the FTC Documents, solicit employment of employees of Sellers or their Affiliates (but, following the Closing, excluding the employees of the Companies) with whom Buyer had substantial contact with as a result of the transactions contemplated by this Agreement; provided, however, that the restrictions contained in this Section 8.14(a) shall not apply to (a) general solicitations not specifically directed to any employee of Sellers or their Affiliates, (b) any solicitation of employees of the Companies in connection with employment at the Companies, and (c) any solicitation or hiring of an individual who is not employed by Seller or its Affiliates at the time of such solicitation or hiring of that individual and so long as such party did not cause, induce or attempt to cause or induce such employee to no longer be employed by Sellers or their Affiliates.

(b) Buyer shall not, and shall cause its Affiliates (including the Companies on or after the Closing) not to, for a period commencing on the Effective Date and ending on the date that is twelve (12) months after the Closing Date, directly or indirectly, solicit for employment or in any other capacity any employee of Sellers or their Affiliates (but, following the Closing, excluding the employees of the Companies) in the St. Louis MO-IL metropolitan statistical area (except as provided for in the FTC Documents); provided, however, that Buyer and its Affiliates may:

(i) solicit employees of the Companies in connection with employment at the Companies;

(ii) advertise for employees in newspapers, trade publications, or other media, or engage recruiters to conduct general employee search activities, in either case not targeted specifically at employees of Sellers or their Affiliates in the St. Louis MO-IL metropolitan statistical area;

(iii) hire employees of Sellers or their Affiliates in the St. Louis MO-IL metropolitan statistical area who apply for employment with Buyer or its Affiliates, as long as such employees were not solicited by Buyer or its Affiliates in violation of this Section 8.14;

(iv) make offers of employment to or employ or hire any employee of Sellers or their Affiliates in the St. Louis MO-IL metropolitan statistical area if Sellers have notified Buyer or its Affiliates in writing that Sellers and their Affiliates do not intend to make an offer of employment to that employee, or where such an offer has been made and the employee has declined the offer, or where the employee’s employment has been terminated by Sellers or their Affiliates; or

(v) solicit or hire any former employee of Sellers or their Affiliates in the St. Louis MO-IL metropolitan statistical area who is not employed by Sellers or their Affiliates at the time of such solicitation or hiring of such employee and so long as Buyer and its Affiliates did not cause, induce or attempt to cause or induce such employee to no longer be employed by Sellers or their Affiliates in violation of this Section 8.14.

(c) Sellers shall not, and shall cause their Affiliates not to, for a period commencing on the Effective Date and ending on the date that is (x) with respect to employees listed on Section 8.14(c) of the Company Disclosure Letter, twenty-four (24) months after the Closing Date, or (y) for any other applicable employee, twelve (12) months after the Closing Date, directly or indirectly, solicit for employment or in any other capacity any employee of Buyer or its Affiliates or the Companies in the St. Louis MO-IL metropolitan statistical area; provided, however, that Sellers and their Affiliates may:

(i) advertise for employees in newspapers, trade publications, or other media, or engage recruiters to conduct general employee search activities, in either case not targeted specifically at employees of Buyer or its Affiliates;

(ii) hire employees of Buyer or its Affiliates who apply for employment with Sellers or their Affiliates, as long as such employees were not solicited by Sellers or their Affiliates in violation of this Section 8.14;

(iii) make offers of employment to or employ or hire any employee of Buyer or its Affiliates if Buyer has notified Sellers or their Affiliates in writing that Buyer and its Affiliates do not intend to make an offer of employment to that employee, or where such an offer has been made and the employee has declined the offer, or where the employee’s employment has been terminated by Buyer or its Affiliates; or

(iv) solicit or hire any former employee of Buyer or its Affiliates who is not employed by Buyer or its Affiliates at the time of such solicitation or hiring of such employee and so long as Sellers and their Affiliates did not cause, induce or attempt to cause or induce such employee to no longer be employed by Buyer or its Affiliates in violation of this Section 8.14.

Section 8.15 Customer Database.

(a) At the Closing, Sellers shall transfer to Buyer the Customer Database Records dating back to the opening of the Casino.

(b) From and after the earlier of two days following the Effective Date or two (2) days following the date that Parent closes the Merger and prior to the Closing (the “Interim Period”), Parent will segregate in its customer database the Customer Database Records for customers referenced in Parent’s database records as having visited the Casino and restrict access to the Customer Database Records to Casino employees and those Parent’s employees in its Database Marketing Shared Services Group who need access to the Customer Database Records to provide support services required by the Trustee and Casino marketing employees; provided, however, that Parent and its Affiliates may retain each Lumière Only Customer’s (as defined below) name, address, email and tier status in the Customer Loyalty Program and total comp balance for all of Parent’s and its Affiliates’ casinos (including the Casino) in the aggregate; provided further, that Parent shall also have access to the Customer Database Records to the extent such information is necessary to ensure compliance with Law or other legal obligations or to defend or prosecute actual or potential litigation. Parent shall adopt written policies to provide that, once access to the Customer Database Records has been appropriately restricted as required under the terms of the FTC Documents and this Section 8.15, additional access may not be granted to other individuals and positions at Parent or its Affiliates (other than Casino employees and Parent’s Database Marketing Shared Services Group employees) without a written approval from Parent’s general counsel. During the Interim Period, Parent’s marketing strategies and activities with respect to the Casino shall be managed and directed by the Trustee and Casino employees, and the Trustee will be able to utilize Parent’s Database Marketing Shared Services Group to obtain necessary support services to implement such marketing activities. Except for joint marketing activities approved by the

Trustee or Casino employees under the direction of the Trustee, Parent or its Affiliates shall not directly market any other casino or hotel owned by Parent or its Affiliates to any Lumière Only Customer during the Interim Period unless or until such customer visits another casino or hotel owned by Parent or its Affiliates (other than the Casino) and furnishes personal information to such casino or hotel (by presenting such customer’s Customer Loyalty Program card or otherwise); provided, however, that Parent and its Affiliates may engage in general advertising and general marketing for other casinos or hotels owned by Parent or its Affiliates not specifically directed to Lumière Only Customers. For purposes of clarity, during the Interim Period, Parent may retain and use the Retained Database Records.

(c) From and after the Closing Date, for customers referenced in Parent’s database records as of the Closing Date as having visited only the Casino, and not any other casinos or hotels owned by Parent or its Affiliates (“Lumière Only Customers”), Parent and its Affiliates may retain each Lumière Only Customer’s name, address, email and tier status in the Customer Loyalty Program and total comp balance as of the Closing Date for all of Parent’s and its Affiliates’ casinos (including the Casino) in the aggregate. In addition, on the Closing Date Parent will segregate in its customer database all other information regarding Lumière Only Customers and shall only permit access to such information to the extent such information is necessary to ensure compliance with Law or other legal obligations or to defend or prosecute actual or potential litigation. At no time following the Closing Date shall Parent or its Affiliates directly market to any Lumière Only Customer unless or until such customer visits another casino or hotel owned by Parent or its Affiliates (other than the Casino) and furnishes personal information to such casino or hotel (by presenting such customer’s Customer Loyalty Program card or otherwise); provided, however, that Parent and its Affiliates may use the name, address and email of Lumière Only Customers to send (i) one (1) notification (in the form and substance reasonably acceptable to Buyer) within thirty (30) days after the Closing Date to each Lumière Only Customer informing such Lumière Only Customer of his or her total comp balance as of the Closing Date and of the discontinuance of the Customer Loyalty Program at the Casino and (ii) one (1) notification (in the form and substance reasonably acceptable to Buyer) to each Lumière Only Customer, if applicable, seeking or conveying information (e.g., selection of type of car or color) from or to such Lumière Only Customer relating to the fulfillment of the prior year’s tier benefits under the Customer Loyalty Program; provided, further, that Parent and its Affiliates may engage in general advertising and general marketing for other casinos or hotels owned by Parent or its Affiliates not specifically directed to Lumière Only Customers.

(d) From and after the Closing Date, for customers referenced in Parent’s database records as having visited the Casino and any other casino or hotel owned by Parent or its Affiliates other than the Casino (the “Shared Customers”), Parent and its Affiliates may retain and use the Retained Database Records. Parent will segregate in its customer database the information described in items 2 and 3 referenced in the definition of Customer Database Records with respect to the Shared Customers and shall only permit access to such information to the extent such information is necessary to ensure compliance with Law or other legal obligations or to defend or prosecute actual or potential litigation. For the avoidance of doubt, nothing in this Agreement shall restrict Parent or its Affiliates from retaining and using any information, including, without limitation, the Retained Database Records, with respect to customers who have not visited the Casino.

(e) For purposes of this Section 8.15, the Companies shall not be considered Affiliates of Parent from and after the Closing.

Section 8.16 Lien and Guaranty Release. Sellers shall use their commercially reasonable efforts to facilitate and encourage the making of any filings, releases, discharges, deeds and other documents necessary to evidence the release by all financial institutions and other Persons to which any Indebtedness (including guarantee obligations in respect of indebtedness of Parent or its other subsidiaries) of the Companies is outstanding (the “Lenders”) of all Liens and Encumbrances in connection therewith relating to the Purchased Assets, the Equity Interests, the Business or the Companies (“Lender Liens”), and all obligations (including guarantee obligations) of the Companies in respect of such Indebtedness (“Loan Obligations”), on or prior to the Closing Date.

Section 8.17 Rebranding. Until six (6) months following the Closing, the Companies shall have a non-exclusive, non-transferable license to use the names “Stadium Sports Bar,” “ETC,” “Blush” and “globar” in connection with the operation of the venues within the Casino bearing such names at no cost to Buyer. Within such six-month period, Buyer shall timely complete all steps required to rebrand such venues under different names. Buyer, the Companies and their Affiliates shall not (a) use the “Stadium Sports Bar,” “ETC,” “Blush,” and “globar” names or trademarks in any manner after such name change and (b) shall not use any other Intellectual Property of Sellers, including the “mychoice” name or trademark after the Closing. Buyer and the Companies (after Closing) shall use commercially reasonable efforts to obtain any necessary approvals from Gaming Authorities with respect to the name change contemplated by this Section 8.17.

Section 8.18 FTC Approval. Subject to this Section 8.18, all terms and conditions of this Agreement shall be subject to FTC approval and the substitution or addition of such modified or other terms and conditions as the FTC may require.

(a) Each party hereto agrees to accept such changes to this Agreement as shall be required by the FTC and to negotiate in good faith and execute promptly an appropriate amendment to this Agreement to reflect such required changes (an “Amendment”), unless (i) such changes would reasonably be expected to have, in the aggregate, a Company Material Adverse Effect or a Buyer Material Adverse Effect, (ii) as a result of such changes, either party requires a change in the Purchase Price, or (iii) such changes would adversely affect the economics of the transactions contemplated by this Agreement (other than as a result of either party’s requirement of a change in the Purchase Price, which shall be subject to Section 8.18(a)(ii)); provided, that in the case of clauses (ii) and (iii), only the party who is not requiring the change in Purchase Price or whose economics would be adversely affected (the “Affected Party”) may elect not to execute an Amendment and may terminate this Agreement pursuant to Section 8.18(b) hereof. Prior to entering any Amendment, the parties shall use reasonable efforts to seek consultation with the FTC or its staff to review the Amendment in light of the requirements of the FTC giving rise to such Amendment.

(b) If either party elects not to execute an Amendment pursuant to Section 8.18(a)(i) or the Affected Party elects not to execute an Amendment pursuant to Section 8.18(a)(ii) or (iii), either party may terminate this Agreement and, upon such termination, the Deposit, together with any interest earned thereon, shall be paid to Buyer; provided, that in the case of Section 8.18(a)(iii), the parties hereto shall take the actions set forth in Section 8.18(c) below prior to any termination of this Agreement pursuant to this Section 8.18(b).

(c) If the Affected Party elects not to execute an Amendment pursuant to Section 8.18(a)(iii), then the parties hereto shall, in good faith, use their respective commercially reasonable efforts to reach prompt (but in any event within ten (10) Business Days after receiving the FTC’s request to make the required changes) mutual agreement with respect to an Amendment reflecting such changes. If the parties hereto, after complying with the preceding sentence are unable to reach mutual agreement with respect to an Amendment within such ten (10) Business Day period, then the parties shall submit the matters that the parties have been unable to resolve with respect to such Amendment, including, without limitation, economic accommodations arising from or related to the changes required by the FTC, but excluding changes to the Purchase Price, to an independent nationally recognized investment banking firm, independent nationally recognized accounting firm or other independent arbitrator (“Arbitrator”) mutually agreed upon by Parent and Buyer for final and binding resolution of such dispute in accordance with procedures mutually agreed upon by Parent and Buyer. If Parent and Buyer are unable to agree on an Arbitrator, then Parent and Buyer shall each select such an Arbitrator, and the two Arbitrators so selected shall select a third Arbitrator to be the Arbitrator with respect to the unresolved matters with respect to such Amendment. Subject to the last sentence of this Section 8.18(c), the findings of the Arbitrator so selected by Parent and Buyer (or, if Parent and Buyer are unable to agree on an Arbitrator, so selected by the Arbitrators pursuant to the foregoing sentence) shall be final and binding on all of the parties hereto, and the fees and expenses of the Arbitrator(s) shall be paid by one-half by Parent and one-half by Buyer. In the event that the findings of the Arbitrator include a change to the Purchase Price or changes that cause either party to require a change to the Purchase Price, the party who is not requiring the change in Purchase Price or whose economics would be adversely affected may elect not to execute an Amendment and terminate this Agreement, and, upon such termination, the Deposit, together with any interest earned thereon, shall be paid to Buyer.

Section 8.19 FTC Documents. In connection with the FTC Documents and unless prohibited or restricted by any Gaming Authority or the express provisions of the FTC Documents, Sellers hereby covenant with Buyer as follows:

(a) Sellers shall comply with the FTC Documents, as they may from time to time be amended, supplemented or implemented (provided, that any noncompliance by Sellers with the FTC Documents shall not constitute a breach of this Section 8.19(a) to the extent such noncompliance is waived in writing by the FTC or its staff or Sellers certify in writing to Buyer that such noncompliance has been otherwise waived by the FTC or its staff), and Sellers shall provide to Buyer a copy of any amendment, modification or supplement of the FTC Documents.

(b) Sellers shall consult with Buyer in connection with the appointment of any substitute or new Trustee.

(c) Sellers shall provide to Buyer a copy of any Monitor Agreement, Manager Agreement (each, as defined in the FTC Orders) or other agreement entered into in connection with the FTC Orders, together with any amendment, modification or supplement thereto, promptly upon receipt of an executed final copy thereof; provided, that any such agreement may be redacted to exclude any information relating to the compensation of any monitor or manager and any other information proprietary to Sellers.

Section 8.20 Agreement between Buyer and Four Seasons Hotels Limited. Buyer and Sellers shall use their reasonable best efforts to obtain the Four Seasons Agreement, executed by Four Seasons Hotels Limited and effective as of the Closing Date, within ninety (90) days after the Effective Date. Buyer agrees to furnish to Four Seasons Hotels Limited as promptly as practicable all information reasonably requested by Four Seasons Hotels Limited in connection with its consideration of Buyer’s qualifications and review and execution of the Four Seasons Agreement.

Section 8.21 Financing Cooperation. In the event that Buyer determines to obtain financing at any time prior to the Closing Date, Sellers shall, and shall cause the Companies to, use their commercially reasonable efforts prior to the Closing to assist Buyer and Buyer’s Representatives to obtain such financing, including, without limitation, providing Buyers with such financial statements, forecasts, budgets, accounting work papers, and other financial information and accounting records as reasonably requested in connection with such financing or by potential financing sources and other third parties and reasonable access to the books and records of the Companies, and at any time prior to the Closing Date, or within twelve (12) months after the Closing Date, Sellers shall use commercially reasonable efforts to cause Sellers’ external auditors to reasonably cooperate with Buyer in connection with preparing audited financial statements of the Companies covering periods prior to the Closing in connection with such financing or filing with the Securities and Exchange Commission and, to the extent reasonably requested by Buyer, shall consent to Sellers’ external auditors provision to Buyer of accounting work papers of the Companies relating to such periods and shall permit Buyer access to the Companies’ accounting records for such periods to the extent in Sellers’ possession or control.

Section 8.22 Certain Property. Notwithstanding any other provision hereof, Buyer and Sellers acknowledge that Buyer has not yet completed its due diligence investigation with respect to the title, survey and environmental issues relating to the real property (i) owned by Target located at 806 – 808 N. 1st Street (Parcel Number 0016-0-00200), 810 – 812 N. 1st Street (Parcel Number 0016-0-00250) and 814 N. 1st Street (Parcel Number 0016-0-00200) (collectively, the “Bronson Hide Parcels”) and (ii) owned by Port St. Louis Condominium, LLC located at 801 and 807 N. Leonor K. Sullivan Boulevard (Parcel Numbers 0016-00-1010 and 0016-00-0650) (collectively, the “Port St. Louis Parcels”). Accordingly, at any time prior to fifteen (15) days before the Closing Date, Buyer may notify Parent by one or more written notices that Buyer does not elect to include either or both of the Bronson Hide Parcels and the Port St. Louis Parcels as part of the acquisitions by Buyer hereunder on the Closing Date. In the event that Buyer elects not to include the Bronson Hide Parcels as Purchased Assets, Target shall transfer title to the Bronson Hide Parcels to another Person (other than one of the Companies) on or before the Closing Date such that Target no longer holds title to the Bronson Hide Parcels on the Closing Date, and the Bronson Hide Parcels shall be excluded from the Real Property defined herein for all purposes of this Agreement. In the event that Buyer elects not to include the Port St. Louis Parcels as Purchased Assets, Parent shall not cause Port St. Louis Condominium, LLC to convey the Port St. Louis Parcels to any of the Companies prior to the Closing Date, Buyer shall not acquire any interest therein and the Port St. Louis Parcels shall be excluded from the Real Property defined herein for all purposes of this Agreement. However, if Buyer does not notify Seller within the time period set forth above that it does not elect to include the Port St. Louis Parcels in the acquisitions by Buyer hereunder, Parent shall cause Port St. Louis Condominium, LLC to convey all of its Property located at 801 and 807 N. Leonor K. Sullivan Boulevard (Parcel Numbers 0016-00-1010 and 0016-00-0650) to RE prior to the Closing Date by special warranty deed and shall obtain an endorsement to its Owner’s Title Insurance Policy issued by Land American Title Insurance Company reflecting RE as the owner, and the Port St. Louis Parcels shall constitute owned Real Property, as of the date of recording of such special warranty deed, for all purposes of this Agreement.

Section 8.23 Contribution of STLH Equity Interests. Immediately prior to the Closing, (i) Parent shall contribute all of the issued and outstanding membership interests of STLH (the “STLH Equity Interests”) to Holdco and (ii) Holdco shall in turn contribute the STLH Equity Interests to Target. Sellers reserve the right, in lieu of such contributions referenced in the preceding sentence, to alter the transaction structure with respect to the transfer of the STLH Equity Interests to Buyer (including making a direct sale from Parent to Buyer of the STLH Equity Interests as part of the Membership Interests) if Parent determines that it is desirable for tax or other reasons to do so, and Buyer agrees to take all reasonable steps on or before the Closing to cooperate with Sellers in effectuating such change in transaction structure (which steps and cooperation will not result in any increased costs (unless reimbursed by Sellers) to Buyer); provided, that Sellers shall not effect such alternate transaction structure without the prior written consent of Buyer, not to be unreasonably withheld, conditioned or delayed.

Section 8.24 Alley Vacation. Seller shall complete the alley vacation in City Block 22 and the consolidation of the property in City Block 22 at the Buyer's cost not to exceed the sum of $20,000, and Sellers shall pay any costs in excess thereof.

ARTICLE 9

CONDITIONS TO CLOSING

Section 9.1 Conditions to Each Party’s Obligation to Effect the Closing. The respective obligations of each party to this Agreement to effect the Closing shall be subject to the satisfaction of each of the following conditions on or prior to the Closing, any of which may be waived in whole or in part in a writing executed by all of the parties hereto:

(a) No Injunctions. No Governmental Entity of competent jurisdiction shall have issued any moratorium, or enacted, issued, promulgated, enforced or entered any order, executive order, stay, decree, judgment or injunction or statute, rule or regulation which is in effect (whether temporary, preliminary or permanent) and which prevents or prohibits the consummation of, or that makes it illegal for any party hereto to consummate the transactions contemplated by this Agreement.

(b) FTC Approval. The FTC shall have approved the FTC Documents and this Agreement (and, if approval thereof is required by the FTC, the Ancillary Documents and any amendments, modifications and waivers hereof and thereof), the transactions contemplated hereby and Buyer.

Section 9.2 Additional Conditions to Obligations of Buyer. The obligation of Buyer to effect the Closing is subject to the satisfaction of each of the following conditions prior to the Closing, any of which may be waived in whole or in part in writing exclusively by Buyer; provided, however, that Buyer may not waive the condition set forth in Section 9.2(d) below:

(a) Representations and Warranties. (i) The representations and warranties of Sellers contained in Section 5.1 (Organization of Sellers), Section 5.2(a) (Authority; Enforceability), Section 5.3 (Title to Equity Interests), Section 6.1 (Organization of the Companies; Capitalization) and Section 6.2(a) (Authority; Enforceability) shall be true and correct in all respects at and as of the Closing as if made at and as of such time and (ii) all of the other representations and warranties of Sellers contained in this Agreement shall be true and correct (without giving effect to any limitation as to “materiality” or “Company Material Adverse Effect” set forth therein) at and as of the Closing as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such earlier date), except where the failure of such representations and warranties to be true and correct would not, individually or in the aggregate, be reasonably likely to result in a material adverse effect on the ability of Sellers to consummate the transactions contemplated hereby (in the case of such other representations and warranties of Sellers), a Company Material Adverse Effect (in the case of such other representations and warranties with respect to the Companies) or a Buyer Material Adverse Effect. Buyer shall have received a certificate signed on behalf of Sellers by an executive officer of Sellers to such effect.

(b) Performance of Obligations of Sellers and the Companies. Sellers and the Companies shall have performed in all material respects all covenants, agreements and obligations required to be performed by Sellers and the Companies under this Agreement at or prior to the Closing (other than the covenant in Section 8.1(i), for which the remedy for failure to perform shall be the Capex Shortfall adjustment to the Purchase Price under Section 2.1(b)), including, without limitation, delivery of items listed in Section 4.2 hereof. Buyer shall have received a certificate signed on behalf of Sellers by an executive officer of Sellers to such effect.

(c) Deliverables. Sellers and the Companies shall have delivered executed copies of the Ancillary Agreements and other closing deliverables described in Article 4 to be delivered by them.

(d) Governmental Consents. All consents, approvals, findings of suitability, licenses, permits, waivers, orders or authorizations of and registrations, declarations or filings with any Governmental Entity of competent jurisdiction in respect of the Gaming Laws or other Laws required or necessary in connection with the transactions contemplated by this Agreement and necessary for ownership and operation of the Real Property and the Business (including (x) approval of the Petition for Change in Control and issuance of Missouri Gaming Commission liquor licenses, (y) consent by the LCRA to the assignment and assumption by Buyer of the Redevelopment Agreement, and (z) the approval, licensing or registration of Buyer and such of its (i) officers, executive directors, key employees or Persons performing management functions similar to officers, (ii) shareholders and (iii) key business affiliates, each as may be required by applicable Gaming Authorities)(the “Required Governmental Consents”) have been obtained by Buyer and shall be in full force and effect.

(e) Lien Releases. Sellers shall have obtained full, absolute and unconditional releases of all Lender Liens and Loan Obligations.

(f) No Company Material Adverse Effect. Between the Effective Date and the Closing Date, no Company Material Adverse Effect shall have occurred and be continuing.

(g) No Bankruptcy. Between the Effective Date and the Closing Date, no voluntary or involuntary case under any applicable bankruptcy, insolvency, reorganization or other similar laws shall have occurred or been instituted and be continuing, no receiver, liquidator, assignee, custodian, trustee, sequestrator, conservator (or similar official) shall have been appointed and not dismissed, and no assignment for the benefit of its creditors shall have been instituted, in each case, against any Seller or any Company.

Section 9.3 Additional Conditions to Obligations of Sellers. The obligations of Sellers to effect the Closing are subject to the satisfaction of each of the following conditions prior to the Closing, any of which may be waived in whole or in part in writing exclusively by Sellers:

(a) Representations and Warranties. (i) The representations and warranties of Buyer contained in Section 7.1 (Organization), Section 7.2(a) (Authority; Enforceability), Section 7.4 (Financing), Section 7.5 (Licensability of Principals) and Section 7.7 (Qualified Person) shall be true and correct in all respects at and as of the Closing as if made at and as of such time, and (ii) all of the other representations and warranties of Buyer contained in this Agreement shall be true and correct (without giving effect to any limitation as to “materiality” or “Buyer Material Adverse Effect” set forth therein) at and as of the Closing as if made at and as of such time, except where the failure of such representations and warranties to be true and correct would not, individually or in the aggregate, be reasonably likely to result in a Buyer Material Adverse Effect. Sellers shall have received a certificate signed on behalf of Buyer by an executive officer of Buyer to such effect.

(b) Performance of Obligations of Buyer. Buyer shall have performed in all material respects all covenants, agreements and obligations required to be performed by it under this Agreement at or prior to the Closing, including delivery of items listed in Section 4.2.Sellers shall have received a certificate signed on behalf of Buyer by an executive officer of Buyer to such effect.

(c) Deliverables. Buyer shall have delivered executed copies of the Ancillary Agreements and other closing deliverables described in Article 4 to be delivered by it.

(d) Release of Redevelopment Agreement Obligations. Buyer shall have assumed Parent’s obligations under the Redevelopment Agreement and Parent shall have received an acknowledgment and release from the LCRA, in form and substance reasonably satisfactory to Parent, of all obligations and covenants of Parent under the Redevelopment Agreement accruing or arising from and after the Closing Date.

(e) Governmental Consents. The Required Governmental Consents shall have been obtained by Buyer or Parent or Sellers and shall remain in full force and effect.

ARTICLE 10

TERMINATION AND AMENDMENT

Section 10.1 Termination. This Agreement may be terminated at any time prior to the Closing (with respect to Section 10.1(b) through Section 10.1(h) hereof, by written notice by the terminating party to the other parties):

(a) by mutual written agreement of Sellers and Buyer;

(b) by Sellers or Buyer, if the transactions contemplated hereby shall not have been consummated on or prior to the Outside Date; provided, however, that (i) if the Closing shall not have occurred by the Outside Date and the receipt of Gaming Approval of the Missouri Gaming Commission is the sole remaining condition to Closing (other than conditions to be satisfied or waived at or upon the Closing) and the satisfaction of such conditions remains reasonably possible, (x) each of Sellers and Buyer shall have the right, exercisable in its sole discretion, to extend the Outside Date by written notice given to the other parties to this Agreement for up to an additional thirty (30) days, and such right may be exercised on successive occasions up to two (2) times, (y) Buyer shall have the right, exercisable with consent of Sellers, not to be unreasonably withheld, conditioned or delayed (taking into account, among other factors, the likelihood of the receipt by Buyer of Gaming Approval of the Missouri Gaming Commission), by written notice to Sellers at least thirty (30) days prior to the Outside Date (as extended pursuant to the preceding clause (x)), to require Sellers to use reasonable best efforts to obtain FTC approval to further extend the time permitted under the FTC Documents to consummate the Closing, and (z) in the event the FTC provides its approval pursuant to the foregoing clause (y), Buyer shall have the right, in each case exercisable with consent of Sellers, not to be unreasonably withheld, conditioned or delayed (taking into account, among other factors, the likelihood of the receipt by Buyer of Gaming Approval of the Missouri Gaming Commission), by written notice to Sellers to extend the Outside Date for up to an additional thirty (30) days, and such right may be exercised on successive occasions up to three (3) times; provided, that in any case no extension may be longer than is permitted under the FTC Documents; provided, further, that the right to terminate this Agreement under this Section 10.1(b) shall not be available to Sellers or Buyer, respectively, if Sellers’ (or the Companies’) or Buyer’s failure, respectively, to fulfill any obligation of Sellers (or the Companies) or Buyer, respectively, under this Agreement has been the primary cause of the failure of the Closing to occur on or before the Outside Date (it being agreed solely for purposes of this Section 10.1(b), and without limiting Section 10.1(c) or any other provision of this Agreement, that the failure to obtain the Gaming Approval of the Missouri Gaming Commission shall not be deemed to have been primarily caused by Buyer’s failure to fulfill any of its obligations under this Agreement if Buyer has used its reasonable best efforts to obtain such Gaming Approval under Section 8.6);

(c) by Sellers or Buyer, if the Missouri Gaming Commission has made a final, non-appealable determination that the Missouri Gaming Commission will not issue to Buyer all Gaming Approvals issuable by the Missouri Gaming Commission;

(d) by Sellers or Buyer, if a court of competent jurisdiction or other Governmental Entity (other than the Missouri Gaming Commission, which shall be governed by Section 10.1(c)) shall have issued a non-appealable final order, decree or ruling or taken any other non-appealable final action, in each case, having the effect of permanently restraining, enjoining or otherwise prohibiting the Closing and the transactions contemplated hereby;

(e) by Buyer, if the Companies or Sellers have breached any representation, warranty, covenant or agreement on the part of the Companies or Sellers set forth in this Agreement which (i) would result in a failure of a condition set forth in Section 9.1 or Section 9.2 hereof to be satisfied and (ii) is not cured within thirty (30) calendar days after written notice thereof; provided, however, that if such breach cannot reasonably be cured within such thirty (30) day period but can be reasonably cured prior to the Outside Date, and the Companies and Sellers are diligently proceeding to cure such breach, this Agreement may not be terminated pursuant to this Section 10.1(e); provided, further, that Buyer’s right to terminate this Agreement under this Section 10.1(e) shall not be available if, at the time of such intended termination, Sellers have the right to terminate this Agreement under Section 10.1(b), Section 10.1(c), Section 10.1(d), Section 10.1(f), Section 10.1(g), or Section 10.1(h) hereof;

(f) by Sellers, if Buyer has breached any representation, warranty, covenant or agreement on the part of Buyer set forth in this Agreement which (i) would result in a failure of a condition set forth in Section 9.1 or Section 9.3 to be satisfied hereof and (ii) is not cured within thirty (30) calendar days after written notice thereof; provided, however, that if such breach cannot reasonably be cured within such thirty (30) calendar day period but can be reasonably cured prior to the Outside Date, and Buyer is diligently proceeding to cure such breach, this Agreement may not be terminated pursuant to this Section 10.1(f); provided, further, that Sellers’ right to terminate this Agreement under this Section 10.1(f) shall not be available if, at the time of such intended termination, Buyer has the right to terminate this Agreement under Section 10.1(b), Section 10.1(d) , Section 10.1(e) or Section 10.1(g) hereof;

(g) by Sellers or Buyer, pursuant to Section 8.18(b) or Section 8.18(c); or

(h) by Sellers or Buyer, if the FTC shall have made a final determination that the FTC will not approve the FTC Documents, this Agreement and, if approval thereof is required by the FTC, the Ancillary Documents, Buyer or the transactions contemplated by this Agreement.

Section 10.2 Effect of Termination.

(a) Liability. In the event of termination of this Agreement as provided in Section 10.1 hereof, this Agreement shall immediately become void, and there shall be no liability on the part of Buyer or Sellers, or their respective Affiliates or Representatives, other than pursuant to this Section 10.2 and Article 13 hereof; provided, however, that nothing contained in this Section 10.2 shall relieve or limit the liability of any party to this Agreement for any fraud or willful misconduct.

(b) Fees and Expenses. Except as otherwise expressly provided in this Agreement, all fees and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expenses, whether or not the Closing is consummated. Any cancellation charges of the Escrow Agent or Title Insurer shall be paid by the party who breached this Agreement, and, if no party breached this Agreement, then each of Sellers and Buyer shall pay one-half of such cancellation charges.

(c) Application of the Deposit; Specific Performance; Liability Limitation.

(i) Except as expressly provided in this Section 10.2(c)(i), upon the termination of this Agreement, the Deposit, together with interest earned thereon, shall be paid to Buyer. In the event that this Agreement is terminated by Buyer or Sellers under (A) Section 10.1(b) and any Gaming Authority has made a final determination that such Gaming Authority will not issue to Buyer all Gaming Approvals, regardless of whether such determination is appealable or then being appealed, (B) Section 10.1(c), or (C) Section 10.1(f), then, in each such case, within ten (10) Business Days after termination of this Agreement, Sellers shall elect in writing to either (x) pursue specific performance of this Agreement and/or money damages for breach of this Agreement (and to the extent Sellers elect to pursue specific performance, this Agreement shall be deemed not to have terminated), or (y) direct Buyer to give the Escrow Agent instructions to pay the Deposit, together with any interest thereon, to Parent (or its designee) by wire transfer of immediately available funds to an account designated by Parent. If Sellers fail to make an election pursuant to the prior sentence within such ten (10) Business Day period, then Sellers shall be deemed to have elected to receive the Deposit pursuant to the preceding clause (y), and Buyer shall give the Escrow Agent instructions to such effect. Notwithstanding the foregoing, if, at any time prior to the time of termination of this Agreement by Sellers as described in this Section 10.2(c)(i), Buyer had any right to terminate this Agreement pursuant to any other provision of this Agreement, the Deposit, together with any interest thereon, shall not be payable to Parent (or its designee), and the Deposit, together with any interest thereon, shall be paid to Buyer.

(ii) Each of Sellers and Buyer acknowledge that, without the provisions set forth in Section 10.2(c)(i), and the other provisions of this Section 10.2(c), Sellers would not have entered into this Agreement; and that the payment of the Deposit pursuant to Section 10.2(c)(i)(y) is not a penalty, but rather is liquidated damages in a reasonable amount that will appropriately compensate Sellers in the event this Agreement is terminated as described in Section 10.2(c)(i). The payment of the Deposit to Parent (or its designee) in accordance with Section 10.2(c)(i)(y) shall be liquidated damages and shall be the sole and exclusive remedy of Sellers in connection with the termination of this Agreement as provided in Section 10.2(c)(i)(y).

(iii) Notwithstanding anything herein to the contrary, in the event of a termination of this Agreement, Sellers’ aggregate recovery of monetary damages against Buyer or any of Buyer’s Affiliates in any lawsuit, arbitration, claim or other action brought in law against Buyer or any of Buyer’s Affiliates, in connection with this Agreement or the transactions contemplated hereby, shall not exceed Thirty Million Dollars ($30,000,000.00). For the avoidance of doubt, the foregoing limitation shall not prevent Sellers from recovering the full Purchase Price, as it may be adjusted in accordance with the terms of this Agreement, to the extent Sellers are granted specific performance of this Agreement sought in accordance with Section 10.2(c)(i)(x).

ARTICLE 11

SURVIVAL; INDEMNIFICATION

Section 11.1 Survival of Representations, Warranties, Covenants and Agreements.

(a) Except as set forth in Article 10 and Section 11.1(b) hereof, the representations, warranties, covenants and agreements of each party hereto shall remain operative and in full force and effect regardless of any investigation made by or on behalf of any other party hereto, any Person controlling any such party or any of their Representatives whether prior to or after the execution of this Agreement.

(b) The representations and warranties made by Sellers, the Companies and Buyer in this Agreement shall survive the Closing until (and claims based upon or arising out of such representations and warranties may be asserted at any time before) fifteen (15) months after the Closing Date, provided, however, that (i) the representations and warranties made in Section 5.1 (Organization of Sellers), Section 5.2(a) (Authority), Section 5.2(b)(i) (No Conflict With Organizational Documents), Section 5.3 (Title to Equity Interests), Section 6.1 (Organization of the Companies; Capitalization), Section 6.2(a) (Authority), Section 6.2(b)(i) (No Conflict With Organizational Documents), Section 6.14 (Brokers), Section 7.1 (Organization), Section 7.2(a) (Authority); Section 7.2(b)(i) (No Conflict With Organizational Documents), Section 7.3 (Brokers) (collectively, the “Fundamental Representations”) and any claim based on fraud or willful misconduct shall survive indefinitely, (ii) the representations and warranties made in Section 6.10 (Environmental Matters) and Section 6.13 (Employee Benefits) shall survive until three (3) years after the Closing Date, and (iii) the representations and warranties in Section 6.5 (Taxes) shall survive until sixty (60) days following the expiration of the statute of limitations (taking into account any extensions or waivers thereof) applicable to the collection of the applicable Tax that is the subject of such representations. The period of time a representation or warranty survives the Closing pursuant to the preceding sentence shall be the “Survival Period” with respect to such representation or warranty. The parties agree that, subject to the last sentence of this Section 11.1(b), no claim may be brought based upon, directly or indirectly, any of the representations and warranties contained in this Agreement after the Survival Period with respect to such representation or warranty. The covenants and agreements of the parties hereto in this Agreement shall survive the Closing without any contractual limitation on the period of survival (other than those covenants and agreements that are expressly required to remain in full force and effect for a specified period of time). The termination of the representations and warranties provided herein shall not affect a party (i) in respect of any claim made by such party in reasonable detail in writing received by an Indemnifying Party prior to the expiration of the applicable Survival Period provided herein, or (ii) in respect of any claim based in fraud or willful misconduct of the Indemnifying Party.

Section 11.2 Indemnification.

(a) Except with respect to Taxes that are governed by Section 11.2(d), from and after the Closing, Sellers, jointly and severally, shall indemnify, save and hold harmless Buyer and its Affiliates and its and their respective Representatives, successors and assigns (each, a “Buyer Indemnified Party” and collectively, the

“Buyer Indemnified Parties”) from and against any and all costs, losses, Taxes, Liabilities, obligations, damages, claims, demands and expenses (whether or not arising out of third-party claims), including interest, penalties, reasonable attorneys’ fees and all amounts paid in investigation, defense or settlement of any of the foregoing (herein, “Damages”), incurred in connection with, arising out of, or resulting from:

(i) any breach of any representation or warranty made by Sellers or the Companies in this Agreement;

(ii) any breach of any covenant or agreement made, or to be performed, by Sellers or the Companies in this Agreement;

(iii) any remaining payment obligations of Target under the Yesco Agreement;

(iv) the Halsey Matter and the Franklin Matter;

(v) the Excluded Assets, including the Excluded Contracts.

(b) Except with respect to Taxes that are governed by Section 11.2(d), from and after the Closing, Buyer shall indemnify, save and hold harmless Sellers, the Companies and their respective Affiliates and its and their Representatives and successors (each, a “Seller Indemnified Party” and collectively, the “Seller Indemnified Parties”) from and against any and all Damages incurred in connection with, arising out of, or resulting from:

(i) any breach of any representation or warranty made by Buyer in this Agreement; or

(ii) any breach of any covenant or agreement made, or to be performed, by Buyer in this Agreement.

(c) Notwithstanding anything in this Agreement to the contrary, the term Damages shall not include any consequential, special or incidental damages, claims for lost profits, or punitive or similar damages absent fraud or willful misconduct.

(d) Without duplication of Taxes taken into account in the determination of the Estimated Closing Payment or the Final Closing Payment, and aside from any Transfer Taxes for which Buyer is liable under Section 8.9, from and after the Closing, Sellers shall indemnify, save and hold harmless the Buyer Indemnified Parties from and against any and all Damages incurred in connection with, arising out of, or resulting from: (A) any breach of any representation or warranty contained in Section 6.5 (Taxes); (B) any breach of any covenant or agreement made, or to be performed by Sellers or the Companies on or prior to the Closing Date, pursuant to Section 2.3, Section 8.1(q), Section 8.9 and Section 11.8; (C) any Taxes of the Companies or relating to the Purchased Assets for any Pre-Closing Period; (D) any and all liability for Taxes (as a result of Treasury Regulation Section 1.1502-6 or otherwise) of any other Person with whom Companies otherwise join or have ever joined (or is or has ever been required to join) in filing any consolidated, combined or unitary Tax Return for a Pre-Closing Period or a

Straddle Period; (E) any and all liability for Taxes for any Pre-Closing Period as a result of any of the Companies being party to or having any obligation under any Tax-sharing, Tax indemnity or Tax allocation agreement or similar agreement; (F) any Taxes imposed on the Buyer or the Companies resulting from any transaction or action engaged in (or election made) by Sellers or the Companies prior to the effective time of the Closing; and (G) any Taxes imposed on the Companies (in their capacity as “old target” under Treasury Regulation Section 1.338-2(c)(17) or Treasury Regulation Section 1.336-1(b)(3), as applicable) or Parent as a result of consummating the transactions contemplated by this Agreement, including making the elections under Section 338(h)(10) of the Code and the protective election under Section 336(e) of the Code. From and after the Closing, Buyer shall indemnify, save and hold harmless Seller Indemnified Parties from and against any and all Damages incurred in connection with, arising out of, or resulting from: (A) any breach of any covenant or agreement made, or to be performed by Buyer, pursuant to Section 2.3, Section 8.9 and Section 11.8; and (B) any Taxes of the Companies or relating to the Purchased Assets for any Post-Closing Period; in each case, other than Taxes for which Sellers are responsible pursuant to this Section 11.2(d). Sellers acknowledge that the rights to indemnification of Buyer Indemnified Parties under this Section 11.2(d) are intended to be an unconditional “first dollar” indemnification (an indemnification that is not subject to the Deductible or Cap).

Section 11.3 Procedure for Claims between Parties. Except with respect to Taxes which are governed by Section 11.2(d), if a claim for Damages is to be made by a Buyer Indemnified Party or Seller Indemnified Party (each, an “Indemnified Party” and collectively, the “Indemnified Parties”) entitled to indemnification hereunder, such party shall give written notice briefly describing the claim and, to the extent then ascertainable, the monetary damages sought (each, a “Notice”) to the indemnifying party hereunder (the “Indemnifying Party” and collectively, the “Indemnifying Parties”) as soon as practicable after such Indemnified Party becomes aware of any fact, condition or event which may give rise to Damages for which indemnification may be sought under this Article 11. Any failure to submit any such notice of claim to the Indemnifying Party shall not relieve any Indemnifying Party of any liability hereunder, except to the extent that the Indemnifying Party was actually prejudiced by such failure.

Section 11.4 Defense of Third Party Claims.

(a) Except with respect to Taxes that are governed by Section 11.2(d), if any lawsuit, action, proceeding, investigation, claim or enforcement action is initiated against an Indemnified Party by any third party (each, a “Third Party Claim”) for which indemnification under this Article 11 may be sought, Notice thereof, together with copies of all notices and communication relating to such Third Party Claim, shall be given to the Indemnifying Party as promptly as practicable. The failure of any Indemnified Party to give timely Notice hereunder shall not affect rights to indemnification hereunder, except to the extent that the Indemnifying Party was actually prejudiced by such failure.

(b) If it so elects, at its own cost, risk and expense, the Indemnifying Party shall be entitled to:

(i) take control of the defense and investigation of such Third Party Claim at its sole cost and expense if the Indemnifying Party notifies the Indemnified Party in writing that the Indemnifying Party will indemnify the Indemnified Party for any Damages related to the Third Party Claim;

(ii) employ and engage attorneys of its own choice (provided that such attorneys are reasonably acceptable to the Indemnified Party) to handle and defend the same, unless the named parties to such action or proceeding include both one or more Indemnifying Parties and an Indemnified Party, and the Indemnified Party has reasonably concluded that there may be one or more legal defenses or defense strategies available to such Indemnified Party that are different from or additional to those available to an applicable Indemnifying Party or that there exists or is reasonably likely to exist a conflict of interest, in which event such Indemnified Party shall be entitled, at the Indemnifying Parties’ reasonable cost, risk and expense, to separate counsel (provided that such counsel is reasonably acceptable to the Indemnifying Party); and

(iii) compromise or settle such Third Party Claim, which compromise or settlement shall be made (x) only with the written consent of the Indemnified Party, such consent not to be unreasonably withheld, conditioned or delayed, or (y) if such compromise or settlement contains an unconditional release of the Indemnified Party in respect of such claim, without any cost, liability or admission of wrongdoing of any nature whatsoever to or by such Indemnified Party, and provides only for monetary damages that will be paid in full by the Indemnifying Party.

(c) If the Indemnifying Party elects to assume the defense of a Third Party Claim, the Indemnified Party shall reasonably cooperate with the Indemnifying Party and its attorneys in the investigation, trial and defense of such Third Party Claim and any appeal arising therefrom; provided, however, that the Indemnified Party may, at its own cost, participate in the investigation, trial and defense of such lawsuit or action and any appeal arising therefrom. The parties shall reasonably cooperate with each other in any notifications to insurers.

(d) If the Indemnifying Party fails to assume the defense of such Third Party Claim within fifteen (15) calendar days after receipt of the Notice, the Indemnified Party against which such Third Party Claim has been asserted will have the right to undertake, at the Indemnifying Parties’ reasonable cost, risk and expense, the defense, compromise or settlement of such Third Party Claim on behalf of and for the account and risk of the Indemnifying Parties; provided, however, that such Third Party Claim shall not be compromised or settled without the written consent of the Indemnifying Party, which consent shall not be unreasonably withheld, conditioned or delayed.

(e) If the Indemnified Party assumes the defense of the Third Party Claim, the Indemnified Party will keep the Indemnifying Party reasonably informed of the progress of any such defense, compromise or settlement.

(f) This Section 11.4 shall not apply to any claim with respect to Taxes that are governed by Section 11.2(d), which shall be governed exclusively by Section 11.8(c).

Section 11.5 Limitations on Indemnity.

(a) No Buyer Indemnified Party shall seek, or be entitled to, indemnification from any of the Indemnifying Parties pursuant to Section 11.2(a)(i) hereof (other than with respect to a breach of any Fundamental Representation, Section 6.5 (Taxes), Section 6.12 (Labor Matters), or any claim based on fraud or willful misconduct) to the extent the aggregate claims for Damages of the Buyer Indemnified Parties for which indemnification is sought pursuant to Section 11.2(a)(i) hereof (other than with respect to a breach of any Fundamental Representation, Section 6.5 (Taxes), or any claim based on fraud or willful misconduct) are less than Two Million Dollars ($2,000,000.00) (the “Deductible”) or exceed an amount equal to Thirty-Five Million Dollars ($35,000,000.00) (the “Cap”); provided, that, if the aggregate of all claims for Damages for which indemnification is sought pursuant to Section 11.2(a)(i) hereof (other than with respect to a breach of any Fundamental Representation, Section 6.5 (Taxes), or any claim based on fraud or willful misconduct) equals or exceeds the Deductible, then the Buyer Indemnified Parties shall be entitled to recover for such Damages, subject to the limitations in Section 11.5(b), only to the extent such Damages exceed the Deductible, but in any event not to exceed the Cap.

(b) In addition to, and subject to, the limitations set forth in Section 11.5(a), no Buyer Indemnified Party shall seek, or be entitled to, indemnification from any of the Indemnifying Parties pursuant to Section 11.2(a)(i) hereof to the extent any individual claim or series of related individual claims for Damages of the Buyer Indemnified Parties for which indemnification is sought pursuant to Section 11.2(a)(i) hereof is less than Seventy-Five Thousand Dollars ($75,000.00), at which time, subject to the limitation set forth herein, the Buyer Indemnified Party shall be entitled to indemnification for the full amount of all such Damages from and including the first dollar of such Damages, and all such Damages shall count towards the satisfaction of the Deductible.

(c) In calculating the amount of any Damages payable to a Buyer Indemnified Party or a Seller Indemnified Party hereunder, the amount of the Damages (i) shall not be duplicative of any other Damage for which an indemnification claim has been made and (ii) shall be computed net of any amounts actually recovered by such Indemnified Party under any insurance policy with respect to such Damages (net of any costs and expenses incurred in obtaining such insurance proceeds). An Indemnified Party shall use commercially reasonable efforts to recover insurance proceeds in respect of such claim. If an Indemnifying Party pays an Indemnified Party for a claim and subsequently insurance proceeds in respect of such claim are collected by the Indemnified Parties, then the Indemnified Party promptly shall remit the insurance proceeds (net of any costs and expenses incurred in obtaining such insurance proceeds) up to the amount paid by the Indemnifying Party to the Indemnified Party. The Indemnified Parties shall use commercially reasonable efforts to obtain from any applicable insurance company any insurance proceeds in respect of any claim for which the Indemnified Parties seek indemnification under this Article 11.

(d) No Damages may be claimed under Section 11.2 by any Indemnified Party to the extent such Damages are included in the calculation of the Estimated Closing Payment or the Final Closing Payment.

(e) For purposes of determining the amount of any Damages pursuant to this Article 11, (i) any inaccuracy in or breach of any representation or warranty shall be determined without regard to any materiality, Company Material Adverse Effect or other similar qualification contained in or otherwise applicable to such representation or warranty and (ii) any inaccuracy in or breach of Section 6.9(a)(ii) or Section 6.12(b)(ii)(y) shall be determined without regard to the Seven Hundred Fifty Thousand Dollar ($750,000) threshold contained therein. For the avoidance of doubt, all materiality, Company Material Adverse Effect, dollar thresholds and other qualifications shall be respected for purposes of determining whether there has been any inaccuracy in or breach of any representation or warranty.

(f) The representations, warranties and covenants of the Indemnifying Party, and the Indemnified Party’s right to indemnification with respect thereto, shall not be affected or deemed waived by reason of any investigation made by or on behalf of the Indemnified Party (including by any of its Representatives) or by reason of the fact that the Indemnified Party or any of its Representatives knew or should have known that any such representation or warranty is, was or might be inaccurate or by reason of the Indemnified Party’s waiver of any condition set forth in Section 9.2 or Section 9.3, as applicable.

Section 11.6 Payment of Damages. Except as otherwise permitted in Section 11.8(a), an Indemnified Party shall be paid in cash by an Indemnifying Party the amount to which such Indemnified Party may become entitled by reason of the provisions of this Article 11, within ten (10) Business Days after such amount is determined either by mutual agreement of the parties or on the date on which both such amount and an Indemnified Party’s obligation to pay such amount have been determined by a final judgment of a court or administrative body having jurisdiction over such proceeding.

Section 11.7 Exclusive Remedy.

(a) After the Closing, except with respect to fraud or willful misconduct, the indemnities provided in this Article 11 shall constitute the sole and exclusive remedy of any Indemnified Party for Damages arising out of, resulting from or incurred in connection with any claims regarding matters arising under or otherwise relating to this Agreement; provided, however; that this exclusive remedy for Damages does not preclude a party from bringing an action for specific performance or other equitable remedy to require a party to perform its obligations under this Agreement. Without limiting the foregoing, Buyer, Parent and Sellers each hereby waive (and, by their acceptance of the benefits under this Agreement, each Buyer Indemnified Party and Seller Indemnified Party hereby waives), from and after the Closing, any and all rights, claims and causes of action (other than claims of, or causes of action arising from, fraud or willful misconduct) such party may have against the other party arising under or based upon this Agreement or any schedule, exhibit, disclosure letter, document or certificate delivered in connection herewith, and no legal action sounding in tort, statute or strict liability may be maintained by any party (other than a legal action brought solely to enforce or pursuant to the provisions of this Article 11). Notwithstanding anything to the contrary in this Section 11.7, in the event of a fraudulent or willful breach of the representations, warranties, covenants or agreements contained herein, by Buyer, Parent or Sellers, any Indemnified Party shall have all remedies available at law or in equity (including for tort) with respect thereto.

(b) Without limiting the foregoing, the Buyer Indemnified Parties and the Seller Indemnified Parties hereby waive and agree not to seek (whether under any Environmental Law or otherwise) any statutory or common law remedy (whether for contribution, equitable indemnity or otherwise) against any Indemnifying Party with regard to any Environmental Condition or Environmental Liability, except solely in accordance with the exclusive remedy provided in this Article 11.

Section 11.8 Tax Matters.

(a) Treatment of Indemnification Payments. All indemnification payments made pursuant to this Article 11 shall be treated by the parties for income Tax purposes as adjustments to the purchase price, unless (i) otherwise required pursuant to a “determination” (as defined in Section 1313(a) of the Code or any similar provision of state, local or foreign Law) or (ii) Buyer and Sellers shall otherwise agree in writing.

(b) Tax Returns.

(i) Sellers shall prepare or cause to be prepared all Tax Returns required to be filed by, with respect to or that include any of the Companies with respect to taxable periods of the Companies ending on or before the Closing Date (the “Pre-Closing Separate Tax Returns”), and such Pre-Closing Separate Tax Returns, to the extent they relate to any of the Companies, shall be prepared consistent with the Companies’ past practices and this Agreement, except as otherwise required by applicable Law. Sellers shall file or cause to be filed all Pre-Closing Separate Tax Returns that are required to be filed on or before the Closing Date, and Sellers shall pay, or cause to be paid, all such Taxes shown as due on such Tax Returns. To the extent Buyer is liable for such Taxes under Section 8.9, Buyer shall promptly reimburse Sellers. Buyer shall file or cause to be filed all Pre-Closing Separate Tax Returns for the Companies (to the extent such Tax Returns need to be filed by the Companies) that are prepared by Sellers pursuant to the first sentence of this Section 11.8(b)(i) that are due after the Closing Date and, subject to the other provisions in this Agreement, shall pay or cause to be paid all Taxes shown as due on such Pre-Closing Separate Tax Returns. Sellers shall pay to Buyer no later than three (3) Business Days prior to the due date for filing any Pre-Closing Separate Tax Return referenced in the preceding sentence, the amount of Taxes shown as due on such Pre-Closing Separate Tax Returns, except to the extent the amount shown represents Taxes for which Buyer is liable under Section 8.9 or to the extent such Taxes were taken into account in the determination of the Estimated Closing Payment or Final Closing Payment. Sellers shall provide Buyer a copy of each such Pre-Closing Separate Tax Return, other than any consolidated or combined Tax Return which Parent is responsible for filing, for its review and comment a reasonable number of days prior to the due date (including any applicable extension) of such Tax Return, (which reasonable time period shall in no event be less than ten (10) Business Days), and Sellers shall reasonably consider any written comments of Buyer received prior to filing such Pre-Closing Separate Tax Return. If the Companies are permitted under any applicable income Tax Law to treat the Closing Date as the last day of the taxable period in which the Closing occurs, Buyer and Sellers shall treat (and shall cause their respective Affiliates to treat) the Closing Date as the last day of such taxable period.

(ii) Buyer shall prepare or cause to be prepared all Tax Returns of the Companies for taxable periods starting on or before the Closing Date and ending after the Closing Date (each, a “Straddle Period”), and shall cause such Tax

Returns to be prepared consistent with past practices, except as otherwise required by applicable Law. The Companies shall file or cause to be filed all such Tax Returns for any Straddle Period and, subject to the other provisions in this Agreement, shall pay or cause to be paid all Taxes shown as due on such Tax Returns. Sellers shall pay to Buyer no later than three (3) Business Days prior to the due date for filing any Tax Return for any Straddle Period the amount of Taxes owing with respect to the Pre-Closing Period pursuant to clause (iii) below, except to the extent such Taxes were taken into account in the determination of the Estimated Closing Payment or Final Closing Payment. Buyer shall provide Sellers a copy of each such Tax Return for their review and comment a reasonable number of days prior to the due date (including any applicable extension) of such Tax Return, and Buyer shall reasonably consider any written comments of Sellers received by Buyer prior to filing such Tax Return.

(iii) For purposes of the indemnity provisions of this Agreement, in the case of any Taxes that are imposed on a periodic basis and are payable for a Straddle Period, the portion of such Tax related to the Pre-Closing Period shall (A) in the case of any Taxes other than gross receipts, employment, sales or use Taxes, Taxes based upon or related to income and other similar Taxes, be deemed to be the amount of such Tax for the entire Straddle Period (excluding any reassessment arising out of any event occurring on or after the Closing Date) multiplied by a fraction the numerator of which is the number of days in the Pre-Closing Period and the denominator of which is the number of days in the entire Straddle Period, and (B) in the case of any Tax based upon or related to income and any gross receipts, employment, sales or use Tax and other similar Taxes, be deemed equal to the amount which would be payable if the relevant Tax period ended on and included the Closing Date.

(c) Tax Contest. Buyer or Sellers, as applicable, shall promptly notify Sellers or Buyer, as applicable, in writing upon receipt by Buyer (or, following the Closing, the Companies) or Sellers, as applicable, of a written notice of any audit or administrative or judicial proceeding with respect to Taxes of the Companies which Sellers or Buyer, as applicable, may be responsible for pursuant to Section 11.2(d) (a “Tax Claim”); provided, however, no failure or delay by Buyer or Sellers, as applicable, to provide notice of a Tax Claim shall reduce or otherwise affect the obligation of Sellers or Buyer, as applicable, hereunder except to the extent Sellers or Buyer, as applicable, is actually prejudiced thereby. Buyer and Sellers shall reasonably cooperate with each other in the conduct of any Tax Claim. Sellers shall have the right to control the conduct of any Tax Claim for a period that ends on or prior to the Closing Date if Sellers provide Buyer with notice of their election to control such claim within twenty (20) days after Buyer giving notice to Sellers of such Tax Claim. If Sellers do not elect to control any such Tax Claim within the time period set forth above, then Buyer shall be entitled to control all aspects of such claim. Buyer shall control any Tax Claim for a period that begins before and ends after the Closing Date. If the resolution of any Tax Claim for any Pre-Closing Period or Straddle Period could be reasonably likely to have an adverse effect on the party that is not in control of such claim, (A) the party in control of such claim shall keep the other party reasonably informed regarding the progress and substantive aspects of such Tax Claim, (B) the other party shall be entitled to participate in any proceedings with respect to such Tax Claim and (C) the party in control of such claim shall not compromise or settle any such Tax Claim without obtaining the other party’s prior written consent, which consent shall not be unreasonably withheld, conditioned or delayed. Notwithstanding anything to the contrary in this Agreement, Buyer shall have the right to exclusively control the conduct of any audit or administrative or judicial proceeding with respect to the Companies for any taxable period other than a Straddle Period beginning after the Closing Date.

(d) Cooperation. Buyer and Sellers shall reasonably cooperate, as and to the extent reasonably requested by the other party, in connection with the filing of Tax Returns and any audit, litigation or other proceeding with respect to Taxes of the Companies. Such cooperation shall include the retention and (upon the other party’s request, provided that the other party provides reimbursement for all reasonable out of pocket expenses) the provision of records and information reasonably relevant to any such audit, litigation or other proceeding and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder. Each of Buyer and Sellers shall (i) retain all books and records in its (or its Affiliate’s) possession after the Closing with respect to Tax matters pertinent to the Companies relating to any taxable period beginning before the Closing Date until expiration of the statute of limitations (taking into account any extensions thereof) of the respective taxable periods and (ii) give the other party reasonable written notice prior to transferring, destroying or discarding any such books and records and, if the other party so requests, shall allow the requesting party to take possession of such books and records.

(e) Certain Actions After Closing. Neither Buyer nor any of its Affiliates (including, after the Closing, the Companies) shall, without the prior written consent of Sellers (such consent not to be unreasonably withheld, conditioned or delayed), (i) make or change any Tax election of any Company for a taxable period (or portion thereof) ending on or before the Closing Date, (ii) amend, refile or otherwise modify (or grant an extension of any applicable statute of limitations with respect to) any Tax Return of the Companies for a taxable period (or portion thereof) ending on or before the Closing Date, or (iii) cause any Company to engage in any transaction on the Closing Date after the Closing that is outside of the ordinary course of business, except for the transactions contemplated by this Agreement; in each case, except for any action that would not, individually or in the aggregate, have an adverse effect on Sellers or any of their Affiliates (including, with respect to a taxable period (or portion thereof) ending on or before the Closing Date, the Companies) that is material; provided, however, that the parties have agreed to make a Section 338(h)(10) Election (and a protective election under Section 336(e) of the Code) pursuant to Section 2.3(a).

(f) Tax Sharing Agreements. Sellers shall cause any and all existing Tax sharing, Tax allocation or similar agreements between Sellers or any of their Affiliates, on the one hand, and any Company, on the other hand, to be terminated, and all payables and receivables arising thereunder shall be settled, in each case prior to the Closing Date such that after the Closing, neither Buyer nor any Company shall have any further rights or liabilities thereunder.

(g) Tax Refunds. Sellers shall be entitled to any refund (whether by way of payment or reduction in Taxes otherwise payable in cash) received by Buyer or the Companies of Taxes in respect of a Pre-Closing Period; provided, however, that Sellers shall not be entitled to any refund of Taxes to the extent that such refund is attributable to the carryback of a loss or other Tax attribute arising in a Post-Closing Period. Except as provided in the foregoing sentence, Buyer shall be entitled to any other refund of or with respect to the Companies or with respect to Transfer Taxes paid by Buyer pursuant to Section 8.9 and not reimbursed by Seller. If any party receives a refund to which another party is entitled pursuant to this Section 11.8(g), such party shall pay over such refund (net of costs or Taxes to the party receiving such refund) to the party entitled to such refund no later than ten (10) Business Days following receipt of such refund.

ARTICLE 12

TITLE TO REAL PROPERTY

Section 12.1 Title Policies.

(a) Section 12.1 of the Company Disclosure Letter sets forth the Companies’ existing Owner’s Title Insurance Policies on the owned Real Property designated on Section 6.6(a) of the Company Disclosure Letter as Property Numbers 1, 5-22, 30 and 31 (the “Existing Title Policies”) and the Title Commitments issued to its lenders for the owned Real Property designated on Section 6.6(a) of the Company Disclosure Letter as Properties 1-22, 25-31 (the “Title Commitments”), copies of which have been made available to Buyer. Buyer hereby acknowledges receipt of the Existing Title Policies and Title Commitments as evidence of the status of the Companies’ title to the Real Property as reflected in the Existing Title Policies and the Title Commitments and acceptance of all matters thereon as Permitted Encumbrances or Permitted Liens. With respect to the tunnel/pedestrian link connecting Property 1 to the vestibule, Buyer hereby acknowledges receipt of the Agreements referenced in Section 6.6(a) of the Company Disclosure Letter pertaining to such link and the City Encroachment Permit referenced on Section 5.2(c) of Sellers Disclosure Letter and, subject to receipt of the replacement encroachment permit referenced in Section 4.2(p) of this Agreement, accepts same as evidence of the Company’s title to the tunnel/pedestrian link. With respect to the vacated streets listed on Section 6.6(a) of the Company Disclosure Letter, Buyer may obtain an Owner’s title insurance policy at Buyer’s sole cost and expense.

(b) Sellers and Buyer shall split the cost of a new Owner’s Title Insurance Policy, provided that Sellers maximum payment for the new Owner’s Title Insurance Policy shall not exceed the sum of Fifty Thousand Dollars ($50,000) and Buyer shall be responsible for all costs and expenses in excess of $100,000. Such new Owner’s Title Insurance Policy shall be in an amount determined by Buyer issued by Title Company for the owned Real Property referenced on Schedule 6.6(a) on the Company Disclosure Letter including a non-imputation endorsement, if available, (the “Closing Title Policy”), which shall be subject only to the Permitted Liens and Permitted Encumbrances. Buyer agrees to accept valid and insurable (at ordinary rates) fee simple title to the owned Real Property subject to the Permitted Liens and Permitted Encumbrances.

(c) In the event that any new liens or encumbrances to the title to the owned Real Property other than the Permitted Encumbrances or the Permitted Liens shall be created or appear on the title to the owned Real Property that unreasonably interfere with or impair the ability to use the owned Real Property as presently constructed and located on the owned Real Property, materially diminish the value of the owned Real Property or any other matter which would render title to the owned Real Property uninsurable and unmarketable, Sellers shall cause such liens or encumbrances to be removed from title prior to the Closing Date and, if Sellers shall fail to cause such matters to be removed, Buyer may cause such matters to be removed from title, and Buyer shall receive a credit against the Purchase Price at Closing equal to the cost of having such matters removed from title.

Section 12.2 Survey. Section 12.2 of the Company Disclosure Letter sets forth the most current ALTA Surveys for the owned Real Property designated on Section 6.6(a) of the Company Disclosure Letter as Property Numbers 1, 5-9, 11-24, 30 and 31 (the “Existing Surveys”), copies of which have been made available to Buyer. Sellers’ Lenders obtained ALTA surveys on the Real Property designated on Schedule 6.6(a) on the Company Disclosure Letter as Property numbers 1-4, 5-7, 8-9, and 13-22 (the “Lender’s Surveys”), copies of which have been made available to Buyer. Buyer agrees to accept the Real Property subject to all matters shown by the Existing Surveys and the Lender’s Surveys. Sellers shall cause the Lender’s Surveys (or the most recent Existing Survey, if there is no Lender’s Survey) to be updated and recertified to the respective Companies no more than thirty (30) days and not less than five (5) days prior to the Closing Date, at Buyer’s option and at Buyer’s sole expense such that Buyer shall receive current, certified ALTA surveys with respect to all Real Property identified in Section 6.6(a) of the Company Disclosure Letter (the “Surveys”). Buyer may obtain a survey on Property 10 at its sole cost and expense. Except as set forth in Section 12.2 of the Company Disclosure Letter, if a recertified updated Lender’s Survey reveals any matters not already shown on the Existing Surveys that would materially and adversely affect the ability to use the Real Property as presently constructed and located on the Real Property, materially diminish the value of the Real Property or any other matter which would render title to the Real Property uninsurable and unmarketable, Sellers shall correct such condition prior to the Closing, at Sellers’ sole cost and expense. Buyer acknowledges that there is no survey for the Real Property designated as Property 10 on Section 6.6(a) of the Company Disclosure Letter.

Section 12.3 AS IS. SUBJECT ONLY TO SELLERS’ REPRESENTATIONS AND WARRANTIES AND COVENANTS EXPRESSLY SET FORTH HEREIN OR ANY CERTIFICATE OR AGREEMENT DELIVERED PURSUANT HERETO AND SUBJECT TO THE CONDITIONS, RIGHTS AND OBLIGATIONS SET FORTH HEREIN AND THEREIN, BUYER EXPRESSLY ACKNOWLEDGES AND AGREES, AND REPRESENTS AND WARRANTS TO SELLERS AND THE COMPANIES, THAT BUYER HAS OR WILL HAVE THE OPPORTUNITY TO FULLY EXAMINE AND INSPECT THE PURCHASED ASSETS PRIOR TO THE EXECUTION OF THIS AGREEMENT AND THAT BUYER IS FULLY CAPABLE OF EVALUATING AND HAS EVALUATED THE PURCHASED ASSETS’ SUITABILITY FOR BUYER’S INTENDED USE THEREOF, AND BUYER IS PURCHASING THE PURCHASED ASSETS WITH ALL DEFECTS IN THEIR “AS IS”, “WHERE IS” CONDITION AND WITH ALL FAULTS, WHETHER KNOWN, UNKNOWN, APPARENT, OR LATENT. BUYER’S DECISION TO PURCHASE THE PURCHASED ASSETS IS NOT BASED ON ANY COVENANT, WARRANTY, PROMISE, AGREEMENT, GUARANTY, OR REPRESENTATION BY THE COMPANIES, SELLERS OR ANY OF THEIR AFFILIATES OR REPRESENTATIVES AS TO CONDITION, PHYSICAL OR OTHERWISE, TITLE, LEASES, RENTS, REVENUES, INCOME, EXPENSES, OPERATION, ZONING OR OTHER REGULATION, COMPLIANCE WITH LAW, SUITABILITY FOR PARTICULAR PURPOSES OR ANY OTHER MATTER WHATSOEVER EXCEPT TO THE EXTENT BASED ON WARRANTIES AND REPRESENTATIONS EXPRESSLY SET

FORTH IN THIS AGREEMENT AND REPRESENTATIONS AND WARRANTIES EXPRESSLY SET FORTH IN ANY CERTIFICATE DELIVERED PURSUANT HERETO. SUBJECT ONLY TO SELLERS’ REPRESENTATIONS, WARRANTIES AND COVENANTS EXPRESSLY CONTAINED HEREIN, THE CONDITIONS SET FORTH IN ARTICLE 9 AND THE REPRESENTATIONS, WARRANTIES, AND CONDITIONS SET FORTH HEREIN AND IN ALL CERTIFICATES AND AGREEMENTS DELIVERED BY SELLERS PURSUANT TO THIS AGREEMENT, BUYER ACKNOWLEDGES AND AGREES THAT NEITHER THE COMPANIES, SELLERS, NOR ANY OF THEIR AFFILIATES NOR ANY OF THEIR RESPECTIVE REPRESENTATIVES HAS MADE, AND BUYER SPECIFICALLY WAIVES AND RELINQUISHES ALL RIGHTS, PRIVILEGES AND CLAIMS ARISING OUT OF, ANY ALLEGED REPRESENTATIONS, WARRANTIES (INCLUDING WARRANTIES OF MERCHANTABILITY AND FITNESS FOR A PARTICULAR USE, AND WARRANTIES ARISING FROM A COURSE OF DEALING, USAGE OR TRADE), PROMISES, COVENANTS, AGREEMENTS OR GUARANTIES OF ANY KIND OR CHARACTER WHATSOEVER, WHETHER EXPRESS OR IMPLIED, ORAL OR WRITTEN, PAST, PRESENT OR FUTURE, WHICH MAY HAVE BEEN MADE OR GIVEN, OR WHICH MAY BE DEEMED TO HAVE BEEN MADE OR GIVEN, BY THE COMPANIES, SELLERS, ANY OF THEIR RESPECTIVE AFFILIATES OR ANY OF THEIR RESPECTIVE REPRESENTATIVES, AS TO, CONCERNING OR WITH RESPECT TO:

(a) THE VALUE OF THE PURCHASED ASSETS (REGARDLESS OF, WITHOUT LIMITATION, ANY STATEMENTS MADE BY THE COMPANIES OR ANY ENTRY MADE IN THE COMPANIES’ FINANCIAL STATEMENTS);

(b) THE INCOME DERIVED OR TO BE DERIVED FROM THE PURCHASED ASSETS;

(c) THE SUITABILITY OF THE REAL PROPERTY FOR ANY AND ALL ACTIVITIES AND USES WHICH BUYER MAY CONDUCT THEREON, INCLUDING THE POSSIBILITIES FOR FUTURE DEVELOPMENT OF THE REAL PROPERTY;

(d) THE FITNESS OF THE PURCHASED ASSETS FOR ANY PARTICULAR PURPOSE;

(e) THE MANNER OR QUALITY OF REPAIR, STATE OF REPAIR OR LACK OF REPAIR OF THE PURCHASED ASSETS;

(f) THE NATURE, QUALITY OR CONDITION OF THE PURCHASED ASSETS, INCLUDING SOIL CONDITIONS, ANY GRADING OR OTHER WORK PERFORMED ON OR WITH RESPECT TO THE REAL PROPERTY, AND THE GEOLOGICAL CONDITION OF THE REAL PROPERTY;

(g) THE COMPLIANCE OF OR BY THE REAL PROPERTY OR ITS OPERATION WITH ANY APPLICABLE LAWS;

(h) THE MANNER OR QUALITY OF THE CONSTRUCTION OR MATERIALS, IF ANY, INCORPORATED INTO THE REAL PROPERTY;

(i) COMPLIANCE WITH ANY ENVIRONMENTAL PROTECTION, POLLUTION OR LAND USE LAWS, RULES, REGULATIONS, ORDERS OR REQUIREMENTS, INCLUDING TITLE III OF THE AMERICANS WITH DISABILITIES ACT OF 1990 OR ANY ENVIRONMENTAL LAWS, AS ANY OF THE FOREGOING MAY BE AMENDED FROM TIME TO TIME AND REGULATIONS PROMULGATED UNDER ANY OF THE FOREGOING FROM TIME TO TIME;

(j) THE PRESENCE, SUSPECTED PRESENCE OR ABSENCE OF HAZARDOUS SUBSTANCES AT, ON, UNDER, OR ADJACENT TO THE REAL PROPERTY;

(k) THE CONTENT, COMPLETENESS OR ACCURACY OF THE STUDY MATERIALS OR ANY PLANS, DRAWINGS, DESCRIPTIONS OR THE LIKE WITH RESPECT TO THE REAL PROPERTY;

(l) THE CONFORMITY OF THE REAL PROPERTY TO PAST, CURRENT OR FUTURE APPLICABLE ZONING OR BUILDING REQUIREMENTS;

(m) DEFICIENCY OF ANY DRAINAGE;

(n) THE FACT THAT THE REAL PROPERTY MAY BE LOCATED ON OR NEAR EARTHQUAKE FAULTS OR IN SEISMIC HAZARD ZONES;

(o) THE EXISTENCE OR NON-EXISTENCE OF VESTED LAND USE, ZONING OR BUILDING ENTITLEMENTS AFFECTING THE REAL PROPERTY; OR

(p) ANY OTHER MATTER CONCERNING THE NATURE OR CONDITION OF THE REAL PROPERTY, PHYSICAL OR OTHERWISE.

Section 12.4 No Conflict. Nothing in this Article 12 shall limit or modify any of Company’s obligations pursuant to Section 8.1(e) hereof or any remedies that may be available to Buyer in connection with any breach of such obligations pursuant to this Agreement.

Section 12.5 Section 1031 Transactions. Sellers and Buyer acknowledge and agree that the purchase and sale of all or any portion of the Purchased Assets may be part of a tax-free exchange under Section 1031 (“1031 Transaction”) of the Code for either Buyer or Sellers. Each party hereby agrees to take all reasonable steps on or before the Closing Date to facilitate such exchange if requested by the other party, provided that (a) no party making such accommodation shall be required to acquire any substitute property, (b) such exchange shall not affect the representations, warranties, liabilities, covenants and obligations of the Parties to each other under this Agreement, (c) no party making such accommodation shall incur any additional cost, expense or liability, including liability for Transfer Taxes, in connection with such exchange, and (d) except as specifically provided in this Section 12.5, no dates in this Agreement will be extended as a result thereof. Notwithstanding anything to the contrary contained in the foregoing, if Buyer so elects to close the transfer of some or all of the Purchased Assets as such an exchange, then (i) Buyer, at its sole option, may delegate its obligations to acquire some or all of the Purchased Assets under this Agreement, and may assign its rights to receive some or all of the Purchased Assets from Sellers or the Companies, to a deferred exchange intermediary (an “Intermediary”) or to an exchange accommodation titleholder, as the case may be; (ii) such delegation and assignment shall in no way reduce, modify or otherwise affect the obligations of Buyer pursuant to this Agreement; (iii) Buyer shall remain fully liable for its obligations under this Agreement as if such delegation and assignment shall not have taken place; (iv) Intermediary or exchange accommodation titleholder, as the case may be, shall have no liability to Seller; and (v) the closing of the acquisition of some or all of the Purchased Assets by Buyer or the exchange accommodation titleholder shall be undertaken by direct deed, assignment and/or other appropriate conveyance from Sellers or the Companies to Buyer or to an exchange accommodation titleholder, as the case may be. In connection with a 1031 Transaction, at the request of Buyer, Sellers shall undertake (or cause to be undertaken) any and all restructuring steps and actions not described in this Agreement and make or not make any such elections, and take such further actions as may be reasonably requested by the Buyer, (which steps, by way of example and not by limitation, may include, but are not be limited to, Target: (i) selling some or all of its real estate assets to Buyer or Buyer’s designee and / or assignee; (ii) contributing some or all of its real estate assets to a wholly owned limited liability company followed by a sale by Target of 100% of such limited liability company membership interests to Buyer or Buyer’s designee and / or assignee; and / or (iii) any combination of the forgoing two clauses (i) and (ii)); provided however, that such restructuring steps shall not cause a material adverse effect on Sellers, shall not delay the Closing and the cost of such restructuring shall be borne by Buyer. For the avoidance of doubt, any increase in Transfer Taxes that results from any request by Buyer pursuant to this Section 12.5 shall be borne solely by Buyer.

ARTICLE 13

MISCELLANEOUS

Section 13.1 Definitions.

(a) For purposes of this Agreement, the term:

“Accounts Receivable” means all accounts receivable (including receivables and revenues for food, beverages, telephone and casino credit, and the Tray Ledgers), notes receivable or overdue accounts receivable, in each case, due and owing by any third party.

“Acquisition Proposal” means any proposal or offer from any Person relating to any merger or consolidation involving any of the Companies or the direct or indirect sale, lease, exchange or other acquisition, disposition or purchase all or any part of the Real Property or the other Purchased Assets the value of which exceeds 10% of the Purchase Price, other than the transactions with Buyer contemplated by this Agreement.

“Affiliate” means, with respect to any Person, any other Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first-mentioned Person; provided that, with respect to Buyer, the term Affiliate shall refer only to a Person that directly or indirectly controls or is controlled by Tropicana.

“Amenity Services” means food, beverage, hotel, spa, shopping, entertainment, and other services provided at a casino.

“Ancillary Agreements” means the Trademark Assignment Agreement, the Assignment of Membership Interests, the Limited Guarantee, the 338(h)(10) Letter, the Transition Services Agreement, if any, and the Deposit Escrow Agreement.

“Business” means the business conducted by the Companies at or with respect to the Casino.

“Business Day” means each day, other than a Saturday, Sunday or other day on which commercial banks in New York, New York are authorized or required by law to close.

“Buyer Material Adverse Effect” means changes, events, circumstances or effects that have had, will have or would be reasonably likely to have a material adverse effect on Buyer’s ability to perform its obligations hereunder, obtain any Gaming Approval or other Required Governmental Consent(s) or to consummate the transactions contemplated hereby.

“Capex Shortfall” means the aggregate negative amount, if any, by which the aggregate amount of the Monthly Capital Expenditures for the period commencing on August 1, 2013 and continuing through and until the Closing Date is less than the aggregate Monthly Target Capital Expenditures for the same period.

“Casino” means (a) that certain casino located on the Real Property and commonly known as Lumière Place Casino, (b) HoteLumiere, and (c) that certain hotel located on the Real Property and commonly known as the Four Seasons Hotel St. Louis®, including all restaurants, meeting spaces and other amenities associated with such casino and hotel.

“Casino Services” means Gaming Services and Amenity Services.

“Class B License” means a license granted by the Missouri Gaming Commission under the Gaming Laws to maintain, conduct gambling games on, and operate an excursion gambling boat and gaming facility at a specific location.

“Code” means the Internal Revenue Code of 1986, as amended.

“Company Contracts” means all service contracts, equipment leases and other leases with respect to Personal Property, Intellectual Property license agreements, sign leases and other Contracts exclusively related to the Companies, other than the Excluded Contracts and Contracts that relate to the Excluded Assets. Company Contracts shall include Hotel Agreements.

“Company Material Adverse Effect” means any change, event, circumstance, occurrence, condition, development or effect that has had, will have or would reasonably be expected to have, a material and adverse effect on the business, condition (financial or otherwise), assets or results of operations of the Purchased Assets or the Business, taken as a whole; provided, that to the extent that any change, event, occurrence, condition, development or effect is caused by or results from any of the following, it shall not be taken into account in determining whether a Company Material Adverse Effect has occurred: (i) general conditions (or changes therein) in the (A) travel, hospitality or gaming industries, or in the jurisdiction where the Companies operate or (B) the financial, banking, currency or capital markets (in each case of (A) and (B), to the extent that the same does not have a disproportionate effect on the Companies compared with other businesses in the same industry), (ii) (A) any change in GAAP or applicable Law (other than a change in Gaming Law prohibiting or substantially restricting gaming activities which are currently permitted at Closing) (in each case, to the extent that the same does not have a disproportionate effect on the Companies compared with other businesses in the same industry) or (B) any change in Law permitting or expanding casino gambling (such as electronic gaming machines or table games) at racetracks in the State of Illinois or having the effect of banning or restricting smoking at the Casino, (iii) any change, event or effect resulting from the entering into or public announcement of the transactions contemplated by this Agreement, (iv) any change, event or effect resulting from any act of terrorism, commencement or escalation of armed hostilities in the U.S. or internationally (other than any physical damage to the Casino by fire or other casualty caused by an act of terrorism), (v) changes in Laws that do not disproportionately affect the Companies in a manner different from other businesses subject to such Laws, (vi) the taking of any action contemplated by this Agreement and/or any of the Ancillary Agreements or the announcement of the transactions contemplated hereby or thereby, (vii) the general decrease in the market value of comparable assets, including casinos generally (in each case, to the extent that the same does not have a disproportionate effect on the Companies compared with other businesses in the same industry), and (viii) the failure of the Companies to meet any financial or other projections (provided that the underlying cause of, or factors contributing to, any such failure to meet financial or other projections shall be considered in determining whether a Company Material Adverse Effect has occurred).

“Confidentiality Agreement” means that certain agreement entered into as of June 17, 2013 between Parent and an Affiliate of Buyer.

“Contract” means any oral or written agreement, contract, lease, sublease, license, sublicense, mortgage, indenture, instrument, power of attorney, note, loan, evidence of indebtedness, purchase order, letter of credit, settlement agreement, franchise agreement, restriction, obligation, undertaking, covenant not to compete, employment agreement, obligation, commitment, understanding, policy, purchase and sales order, quotation and other executory commitment to which any Person is a party or to which any of the assets of such Person are subject, whether oral or written, express or implied.

“Controlled Group Liability” means any and all liabilities (i) under Title IV of ERISA, (ii) under Section 302 of ERISA, (iii) under Sections 412 and 4971 of the Code, (iv) as a result of a failure to comply with the continuation coverage requirements of Section 601 et seq. of ERISA and Section 4980B of the Code, and (v) under corresponding or similar provisions of foreign laws or regulations.

“Credit Agreement” means the credit facility provided to the Companies pursuant to the Amended and Restated Credit Facility, dated August 13, 2013, by and among Pinnacle Entertainment, Inc., as borrower, among the financial institutions party thereto as lenders and other financial institutions from time to time party thereto, and JPMorgan Chase Bank, N.A. as Administrative Agent, as amended, restated, modified, renewed, refunded, replaced (whether upon or after termination or otherwise) or refinanced (including by means of sales of debt securities to institutional investors or other purchasers) in whole or in part from time to time.

“Customer Database Records” means a copy, in machine-readable format usable, including a .csv file, by Buyer, of data and information, whether stored digitally, electronically, magnetically, or in any other format, of all data and information in Sellers’ or the Companies’ possession relating to persons that visit the Casino or activities by persons at the Casino, including where available:

1. Each person’s personal and demographic information, including, without limitation, the customer’s name, address, phone number, social security number, birth date, gender, email, and disassociated patron status (where available);

2. Each person’s transactional history at the Casino and/or each person’s patronage, purchase, and use of Casino Services during visits to the Casino, including the dates, game types, average wager, times, length of visits, and hotel room reservation details (i.e., room types, dates, booked rates for future reservations, payment method);

3. All data and information relating to the value spent or lost by persons during their visits to the Casino or value as a consumer of Casino Services at the Casino, including information such as each customer’s total actual win or loss, total theoretical win or loss value, average daily worth (ADW), average daily theoretical value (ADT or THEO), or other metrics related to the customer’s transaction history or purchases of Casino Services at the Casino;

4. Each person’s tier status in the Customer Loyalty Program and total comp balance on the Closing Date for all of Parent’s and its Affiliate’ casinos (including the Casino) in the aggregate; and

5. Any other data and information customarily used by Parent or its Affiliates at the Casino to market or sell Casino Services to persons, including, but not limited to, survey data, Twitter accounts, and Facebook accounts;

provided, however, Customer Database Records does not include: (a) a copy of any Retained Database Records; or (b) competitively sensitive information relating to Parent’s or its Affiliates’ (including the Casino for periods prior to the Closing) pricing strategies, including data (other than that described in paragraph 5 of this definition) relating to the value of any benefits, rewards, gifts, coupons, or other player reinvestment incentives provided or offered by Parent or its Affiliates (including the Casino for periods prior to the Closing) to the customer.

“Customer Loyalty Program” means the mychoice® player loyalty program of Parent and its Affiliates.

“Encumbrances” means claims, pledges, agreements, limitations on voting rights, charges or other encumbrances or restrictions on transfer of any nature.

“Environment” means ambient air, vapors, surface water, groundwater, wetlands, drinking water supply, land surface, or subsurface strata and biota.

“Environmental Condition” means, as relating exclusively to the Purchased Assets, the release into the Environment and/or presence in the Environment of any Hazardous Substance as a result of which any Company (i) has or may become liable to any Person for an Environmental Liability, (ii) is or was in violation of any Environmental Law, (iii) has or may be required to incur response costs for compliance, investigation or remediation, or (iv) by reason of which the Real Property or other assets of any Company, may be subject to any Lien under Environmental Laws; provided, however, that none of the foregoing shall be an Environmental Condition if such matter was substantially remediated or otherwise substantially corrected prior to the Effective Date in accordance with Environmental Laws and to the satisfaction of the applicable Governmental Entity.

“Environmental Laws” means all applicable and legally enforceable federal, state and local statutes or laws, common law, judgments, orders, regulations, licenses, permits, enforceable guidance and policies, rules and ordinances relating to Hazardous Substances, pollution, restoration or protection of health, safety or the environment, including, but not limited to, the Federal Water Pollution Control Act (33 U.S.C. §1251 et seq.), Resource Conservation and Recovery Act (42 U.S.C. §6901 et seq.), Safe Drinking Water Act (42 U.S.C. §3000(f) et seq.), Toxic Substances Control Act (15 U.S.C. §2601 et seq.), Clean Air Act (42 U.S.C. §7401 et seq.), Comprehensive Environmental Response, Compensation and Liability Act (42 U.S.C. §9601 et seq.) and other similar state and local statutes, in effect as of the Effective Date, including any judicial or administrative interpretation thereof.

“Environmental Liabilities” means all liabilities (including all reasonable fees, disbursements and expenses of counsel, expert and consulting fees and costs of investigations and feasibility studies and responding to government requests for information or documents), fines, penalties, restitution and monetary sanctions, interest, direct or indirect, known or unknown, absolute or contingent, past, present or future, resulting from any claim or demand, by any Person or entity, under Environmental Law and relating exclusively to the Purchased Assets or the generation and disposal of wastes or other materials relating to the Business.

“ERISA Affiliate” means any trade or business, whether or not incorporated, that, together with the Companies, would be deemed a “single employer” within the meaning of Section 4001(b) of ERISA or Section 414 of the Code.

“Estimated Closing Net Working Capital” means Sellers’ good faith estimate of the Net Working Capital of the Companies, on a consolidated basis, as of the Closing.

“Estimated Closing Net Working Capital Overage” means the amount, if any, by which the Estimated Closing Net Working Capital is greater than the Target Net Working Capital.

“Estimated Closing Net Working Capital Shortage” means the amount, if any, by which the Estimated Closing Net Working Capital is less than the Target Net Working Capital.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Excluded Contracts” means all Contracts identified as such in Schedule A of the Company Disclosure Letter.

“Excluded Software” means all computer software owned by or licensed for use by the Companies or their Affiliates, including all source codes, object codes and data bases, whether on tape, disc or other computerized format, and all related user manuals, computer records, service codes, programs and stored materials (including all access codes and instructions needed to obtain access to and to utilize the information contained on such computer records), together with any and all updates and modifications of all of the foregoing and all copyrights related to the foregoing, including Parent’s customer database (except to the extent provided in Section 8.15) and any customer tracking system.

“Final Closing Net Working Capital” means the Net Working Capital of the Companies, on a consolidated basis, as of the Closing as set forth in the Final Closing Statement.

“Final Closing Net Working Capital Overage” means the amount, if any, by which the Final Closing Net Working Capital is greater than the Target Net Working Capital.

“Final Closing Net Working Capital Shortage” means the amount, if any, by which the Final Closing Net Working Capital is less than the Target Net Working Capital.

“Fixtures” means all fixtures owned or leased by any Company and placed on, attached to, or located at the Real Property.

“Four Seasons Hotel” means the Four Seasons Hotel St. Louis®, which is owned by Target and located at 999 N. 2nd Street, St. Louis, Missouri and operated by Four Seasons Hotels Limited.

“Franklin Matter” means the lawsuit captioned Diane Franklin et al. v. Pinnacle Entertainment, Inc. (United States District Court for the Eastern District of Missouri No. 4:12-CV-00307).

“Front Money” means all money stored on deposit in the Casino cage belonging to, and stored in an account for, any Person who is not a Company or an Affiliate of a Company.

“FTC Documents” means the Consent Agreement, the Decision and Order accepted by the FTC (Docket No.9355) and the related Order to Hold Separate and Maintain Assets issued by the FTC, Management Agreement, Monitor Agreement (each, as described more fully in the Decision and Order or Order to Hold Separate and Maintain Assets), but only insofar as such documents relate to the “Lumiere Assets”, as such term is defined in the aforementioned Decision and Order.

“GAAP” means generally accepted accounting principles in the United States.

“Gaming Approvals” means all licenses, permits, approvals, authorizations, registrations, findings of suitability, franchises, entitlements, waivers and exemptions issued by any Gaming Authority or required by any Gaming Law necessary for or relating to the conduct of activities by any party hereto or any of its Affiliates and the transactions contemplated hereby, including the ownership, operation, management and development of the Business, the Purchased Assets and Assumed Liabilities; specifically including a resolution by the Missouri Gaming Commission granting the Petition for Change in Control of the Companies from Sellers to Buyer as contemplated by and upon the terms set forth in this Agreement.

“Gaming Authorities” means any Governmental Entity with regulatory control or jurisdiction over the conduct of lawful gaming or gambling in any jurisdiction and within the State of Missouri, specifically the Missouri Gaming Commission.

“Gaming Services” means services for slot, video poker, table gaming, and any other gambling lawfully permitted at a casino, including both gambling actually offered at a casino and gambling which could be offered there.

“Gaming Laws” means any federal, state, local or foreign statute, ordinance (including zoning), rule, regulation, permit (including land use), consent, registration, finding of suitability, approval, license, judgment, order, decree, injunction or other authorization, including any condition or limitation placed thereon, governing or relating to the current or contemplated casino and gaming activities and operations and manufacturing and distributing operations of the Purchased Assets, the Business or the Companies.

“Gift Certificate” means any certificate, coupon, voucher or other writing which entitles the holder or bearer to a credit (whether in a specified dollar amount or for a specified item, such as a room night or meal) to be applied against the usual charge for rooms, meals and/or other goods or services at the Casino; but shall not include complimentary rooms (or room rates below average rack rates) granted to convention and other meeting groups in the Ordinary Course of Business.

“Governing Documents” means, with respect to any particular entity, (a) if a corporation, the articles or certificate of incorporation and the bylaws of such corporation; (b) if a limited liability company, the articles of organization or certificate of formation and operating agreement, regulations, limited liability company agreement, or company agreement of such limited liability company; (c) if another type of entity, any other charter or similar document adopted or filed in connection with the creation, formation or organization of such entity; and (d) any amendment or supplement to any of the foregoing.

“Halsey Matter” means the lawsuit captioned Linda Halsey, et al. v. Casino One Corporation (United States District Court for the Eastern District of Missouri No. 4:12-CV-01602-CDP).

“Hazardous Substance” means any pollutant, chemical, substance and any toxic, infectious, carcinogenic, reactive, corrosive, ignitable or flammable chemical, or chemical compound, or hazardous substance, material or waste, whether solid, liquid or gas, that is subject to regulation, control or remediation under applicable Environmental Laws, or that otherwise results in any Environmental Liability, including any quantity of friable asbestos, urea formaldehyde foam insulation, PCBs, crude oil or any fraction thereof, all forms of natural gas, petroleum products or by-products or derivatives.

“Hotel Agreements” means collectively, (i) the Hotel Management Agreement; (ii) the Hotel License Agreement; (iii) the Hotel Revenue Management Agreement, and (iv) Hotel Letter Agreements.

“Hotel Letter Agreements” means collectively, (i) Letter Agreement between Target and Four Seasons Hotels Limited dated October 30, 2007 regarding Additional Financial Reporting; (ii) Letter Agreement between Target and Four Seasons Hotels Limited dated October 30, 2007 regarding Insurance Matters; and (iii) Letter Agreement between Target and Four Seasons Hotels Limited dated October 30, 2007 regarding benefits and privileges to be made available to Target.

“Hotel License Agreement” means the Hotel License Agreement between Four Seasons Hotels Limited and Target dated October 30, 2007.

“Hotel Management Agreement” means the Hotel Management Agreement between Four Seasons Hotels Limited and Target dated October 30, 2007.

“Hotel Revenue Management Agreement” means the Revenue Management Agreement between Four Seasons Hotels Limited and Target dated February 2, 2011.

“HoteLumière” means HoteLumière, located at 999 N. 2nd Street, St. Louis, Missouri, and owned and operated by ES.

“House Funds” means all cash and cash equivalents located at the Casino, including cash, negotiable instruments, and other cash equivalents located in cages, drop boxes, slot machines and other gaming devices, cash on hand for the Casino manager’s petty cash fund and cashiers’ banks, coins and slot hoppers, carousels, slot vault and poker bank and cash in the registration, retail, restaurant and other non-gaming areas of the Casino (including in vending machines, postage meters, pay phones, laundry machines and other cash-operated equipment), and all checks, travelers’ checks, and bank drafts paid by guests of the Casino, but shall not include Front Money, which shall be treated in accordance with Section 8.11(d) hereof.

“Indebtedness” of any Person means (i) indebtedness for borrowed money or indebtedness issued or incurred in substitution or exchange for indebtedness for borrowed money, including any related interest, prepayment penalties or premiums, fees and expenses, (ii) amounts owing as deferred purchase price for property or services (other than trade payables and accrued expenses that are current liabilities), including all capital leases, seller notes and “earn-out” payments, (iii) indebtedness evidenced by any note, bond, debenture, mortgage or other debt instrument or debt security, including any related interest, prepayment penalties or premiums, fees and expenses, (iv) net obligations under any interest rate, currency or other hedging agreement or reimbursement obligations in connection with letters of credit, or (v) guarantees with respect to any indebtedness of any other Person of a type described in clauses (i) through (iv) above.

“Intellectual Property” means all intellectual property or other proprietary rights of every kind, foreign or domestic, including all patents, patent applications, inventions (whether or not patentable), processes, technologies, discoveries, apparatus, know-how, trade secrets, trademarks, trademark registrations and applications, domain names, trade dress, service marks, service mark registrations and applications, trade names, and all goodwill associated with the foregoing, copyright registrations, copyrightable and copyrighted works, databases, software, rights of publicity, rights of privacy, moral rights, customer lists and confidential marketing and customer information.

“IRS” means the Internal Revenue Service, a division of the United States Treasury Department, or any successor thereto.

“knowledge” means (i) when used in the phrase “knowledge of Sellers” and words of similar import, the knowledge, after reasonable inquiry, of: Anthony Sanfilippo, Carlos Ruisanchez, John A. Godfrey, Neil Walkoff and Jeffrey Babinski, and for the purposes of Section 6.10 only, Bob Herr, and (ii) when used in the phrase “knowledge of Buyer” or “Buyer’s knowledge” and words of similar import, the knowledge, after reasonable inquiry, of: Lance Millage, William Murtha and Chris Benak.

“LCRA” means the Land Clearance Redevelopment Authority of the City of St. Louis, a public body corporate and politic established pursuant to the Land Clearance for Redevelopment Authority Law of the State of Missouri.

“Law” means any foreign or domestic law, statute, code, ordinance, resolution, rule, regulation, order, judgment, writ, stipulation, award, injunction, decree or arbitration award, policies, guidance, court decision, rule of common law or finding.

“Liability” or “Liabilities” means, with respect to any Person, any liability or obligation of such Person of any kind, character or description, whether known or unknown, absolute or contingent, accrued or unaccrued, disputed or undisputed, liquidated or unliquidated, secured or unsecured, joint or several, vested or unvested, executory, determined, determinable or otherwise and whether or not the same is required to be accrued on the financial statements of such Person.

“Liens” means any mortgage, deed of trust, pledge, option, right of first refusal or first offer, conditional sale, lien, security interest, conditional or installment sale agreement, charge or other claims or rights of third parties of any kind.

“Monthly Capital Expenditures” means the aggregate dollar amount of capital expenditures actually made by the Companies, taken together, during a specified calendar month, commencing with August 1, 2013, and measured as of the last day of such month, or the Closing Date, as applicable.

“Monthly Target Capital Expenditures” means an amount of Three Hundred Thousand Dollars ($300,000.00) per calendar month, commencing with the calendar month of August 2013. The Monthly Target Capital Expenditures for the month in which the transactions contemplated by this Agreement are consummated shall be equal to Three Hundred Thousand Dollars ($300,000.00) multiplied by a fraction, the numerator of which is the number of days elapsed in such month through the Closing Date and the denominator of which is the total number of days in such month.

“Net Working Capital” means the difference between (a) the current assets of the Business, including cash and cash equivalents (including House Funds), the value of inventory, Accounts Receivable, and current prepaid expenses, and (b) the current liabilities of the Business, including accounts payable, all accrued expenses, all accrued current Tax liabilities, all accrued liabilities with respect to the Transferred Employees, all Gift Certificates, all Customer Deposits and all Progressive Liabilities, but excluding any liabilities relating to remaining payment obligations of the Companies (if any) under (i) Section 1 of that certain Seventh

Amendment to Redevelopment Agreement dated as of December 11, 2012 by and between the LCRA and Parent, (ii) the Excluded Contracts and (iii) the Yesco Agreement, with each amount determined in accordance with GAAP applied on a basis consistent with the past practices of the Companies and their Affiliates. For purposes of this Agreement, Net Working Capital shall exclude any deferred Tax assets or deferred Tax liabilities. Net Working Capital also shall exclude any liabilities for Transfer Taxes for which the Buyer is liable under Section 8.9.

“Ordinary Course of Business” shall describe any action taken by a Person if such action is consistent with such Person’s past practices and is taken in the ordinary course of such Person’s normal day-to-day operations.

“Parent Transferred Intellectual Property” means the trademarks identified on Section 6.7(a)(1) of the Company Disclosure Letter as Intellectual Property to be transferred to the Companies.

“Permitted Encumbrances” means (i) any lien to secure payment of real estate Taxes, including assessments, which is a lien not yet due or payable, (ii) all matters disclosed by the Existing Surveys and Lender’s Surveys which do not interfere with the current use of the Property, (iii) zoning and subdivision ordinances and Laws limiting or restricting the use to which the property may be put (provided such ordinances are not currently violated or in anticipation of being violated), (iv) underground and overhead cables, lines and utility services, (v) terms and conditions of licenses, permits and approvals for the Real Property, Laws of any Governmental Entity having jurisdiction over the Real Property, (vi) Private Restrictions disclosed in Section 6.6(i) of the Company Disclosure, and (vii) any easements granted to utilities in connection with the vacation of the alley in City Block 22 or vacated streets.

“Permitted Liens” means, with respect to the Companies (i) Liens or Encumbrances for assessments and other governmental charges not delinquent or which are currently being contested in good faith by appropriate proceedings; (ii) Liens or Encumbrances for Taxes, including assessments, not yet due and payable or Taxes being contested in good faith by appropriate proceedings; (iii) mechanics’ and materialmen’s Liens or Encumbrances not filed of record and similar charges not delinquent or which are filed of record, but are being contested in good faith by appropriate proceedings; (iv) Liens or Encumbrances in respect of judgments or awards with respect to which the Companies shall in good faith currently be prosecuting an appeal or other proceeding for review and with respect to which the Companies shall have secured a stay of execution pending such appeal or such proceeding for review; (v) easements, leases, reservations or other rights of others in, or minor defects and irregularities in title to, property or assets of the Companies; provided that, such easements, leases, reservations, rights, defects or irregularities do not impair the use of the property or assets for the purposes for which they are held in any material manner; (vi) rights of tenants under operating leases and hotel guests whose occupancy may be terminated on short notice; (vii) with respect to the Real Property, all exceptions described in the Existing Title Policies and the Title Commitments; and (viii) any Lien or Encumbrance that will be released and discharged at or prior to the Closing, including, without limitation, Liens and Encumbrances under the Credit Agreement.

“Person” means an individual, corporation, limited liability company, partnership, association, trust, unincorporated organization, other entity or “group” (as defined in Rule 13d-5(b)(1) under the Exchange Act).

“Personal Property” means all office, hotel, casino, boat in a moat, showroom, restaurant, bar, convention, meeting and other furniture, furnishings, fittings, appliances, equipment, equipment manuals, slot machines, gaming tables and gaming paraphernalia (including parts or inventories thereof), passenger/delivery vehicles, computer hardware and IT hardware systems, reservations terminals, software, point of sale equipment, two-way security radios and base station, machinery, spare parts, apparatus, appliances, draperies, art work, carpeting, keys, building materials, telephones and other communications equipment, televisions, maintenance equipment, tools, signs and signage, office supplies, engineering, maintenance and cleaning supplies and other supplies of all kinds, stationery and printing, linens (sheets, towels, blankets, napkins), uniforms, silverware, glassware, chinaware, pots, pans and utensils, and food, beverage, alcoholic beverage inventories, all articles of personal property now located on the Real Property for resale, whether owned or leased by any Company, and other tangible personal property that are used or held for use in the Business and located at the Casino on the Closing Date.

“Petition for Change in Control” means a document filed with the Missouri Gaming Commission in proper form to request approval of a “change in control” under 11 CSR 45-10.040(12) upon the terms and conditions set forth in this Agreement without the automatic nullification of the existing Class B License held by the Companies under the Gaming Laws that would occur absent such approval.

“Post-Closing Period” means any taxable period (including the portion of a Straddle Period) beginning after the Closing Date.

“Pre-Closing Period” means any taxable period (including the portion of a Straddle Period) ending on or before the Closing Date.

“Private Restriction” means any unrecorded covenant, restriction, or condition imposed on the owned Real Property other than by Law.

“Progressive Liabilities” means the liability of the Companies, determined in accordance with GAAP, in respect of slot machines and table games with an in house progressive jackpot feature (and, with respect to slot machines, if such slot machines are not removed by the vendor at or before the Closing).

“Purchased Assets” means all assets owned by the Companies except for the Excluded Assets.

“Real Property” means the real property described on Sections 6.6(a) and 6.6(b) of the Company Disclosure Letter attached hereto, in each case together with the buildings located thereon and the boat in a moat located thereon, and all associated parking areas, Fixtures and all other improvements located thereon (the buildings and such other improvements are referred to herein collectively as the (“Improvements”)); all references hereinafter made to the Real Property shall be deemed to include all rights, benefits, privileges, tenements, hereditaments, covenants, conditions, restrictions, easements and other appurtenances on the Real Property or otherwise appertaining to or benefitting the Real Property, including all mineral rights, development rights, air and water rights, subsurface rights, vested rights entitling, or prospective rights which may entitle the owner of the Real Property to related easements, land use rights, air rights, viewshed rights, density credits, water, sewer, electrical or other utility service, credits and/or rebates, strips and gores and any land lying in the bed of any street, road or alley, open or proposed, adjoining the Real Property, and all easements, rights-of-way and other appurtenances used or connected with the beneficial use or enjoyment of the Real Property.

“Redevelopment Agreement” means that certain Redevelopment Agreement between the LCRA for itself and on behalf of the City of St. Louis, Missouri and Parent dated as of April 22, 2004, as amended.

“Retained Database Records” means the data and information, whether stored digitally, electronically, magnetically, or in any other format, relating to persons that visit Parent’s or its Affiliates’ casinos or hotels other than the Casino or activities by persons at such casino or hotels and includes, without limitation:

1. Each person’s personal and demographic information, including, without limitation, the customer’s name, address, phone number, social security number, birth date, gender, email, and disassociated patron status;

2. Each person’s transactional history at Parent’s or its Affiliates’ casinos or hotels other than the Casino and/or each person’s patronage, purchase, and use of Casino Services during visits to Parent’s or its Affiliates’ casinos or hotels other than the Casino, including the dates, game types, average wager, times, length of visits, and hotel room reservation details (i.e., room types, dates, booked rates for future reservations, payment method);

3. All data and information relating to the value spent or lost by persons during their visits to Parent’s or its Affiliates’ casinos or hotels other than the Casino or value as a consumer of Casino Services at Parent’s or its Affiliates’ casinos or hotels other than the Casino, including information such as each customer’s total actual win or loss, total theoretical win or loss value, average daily worth (ADW), average daily theoretical value (ADT or THEO), or other metrics related to customer’s transaction history or purchases of Casino Services at Parent’s or its Affiliates’ casinos or hotels other than the Casino;

4. Each person’s tier status in the Customer Loyalty Program and total comp balance on the Closing Date for all of Parent’s and its Affiliate’ casinos (including the Casino) in the aggregate; and

5. Any other data and information customarily used by Parent or its Affiliates at a casino or hotels other than the Casino to market or sell Casino Services to persons, including survey data, Twitter accounts, and Facebook accounts, provided that such information relates to the person’s visits to a casino or hotel other than the Casino.

“Room Revenues” means all revenues from the rental of guest rooms at the Casino, together with any sales or other taxes thereon.

“Subsidiary” means, with respect to any party, any corporation or other organization, whether incorporated or unincorporated, of which (i) such party or any other Subsidiary of such party is a general partner or managing member or (ii) at least 50% of the securities or other equity interests having by their terms voting power to elect a majority of the board of directors or others performing similar functions with respect to such corporation or other organization that is, directly or indirectly, owned or controlled by such party or by any one or more of its Subsidiaries, or by such party and one or more of its Subsidiaries.

“Target Net Working Capital” means $0, provided that Target Net Working Capital shall include at least $11,000,000 of cash and cash equivalents (including House Funds).

“Taxes” means any and all taxes, charges, fees, levies, tariffs, duties, liabilities, impositions or other assessments in the nature of a tax (together with any and all interest, penalties, additions to tax and additional amounts imposed with respect thereto) imposed by any Governmental Entity, including income, gross receipts, profits, gaming, live entertainment, excise, real or personal property, environmental, sales, use, lodging, value-added, ad valorem, withholding, social security, retirement, employment, unemployment, workers’ compensation, occupation, service, license, net worth, capital stock, payroll, franchise, gains, stamp, transfer and recording taxes.

“Tax Return” means any report, return (including any information return), claim for refund, election, estimated Tax filing or payment, request for extension, document, declaration or other information or filing supplied or required to be supplied to any Governmental Entity with respect to Taxes, including attachments thereto and amendments thereof.

“Title Insurer” means First American Title Insurance Company.

“Title Policies” means the Title Policies listed on Section 6.6 of the Company Disclosure Letter.

“Tray Ledger” means any accounts receivable of registered hotel guests who have not checked out and who are occupying hotel rooms at the Casino and/or Hotel on the evening of the Closing Date, including the related Room Revenues.

“Trustee” means any Hold Separate Monitor, Hold Separate Manager or Divestiture Trustee (each term and their respective roles as described in the FTC Orders), if any, appointed by the FTC to oversee, manage and operate the Business at the applicable time.

“WARN Act” means the Worker Adjustment and Retraining Notification Act of 1988 and analogous state and local Law.

“Yesco Agreement” means the Conditional Sale Agreement, dated February 6, 2007, between Target and Young Electric Sign Company, as modified by the addendum thereto.

(b) The following are defined elsewhere in this Agreement, as indicated below:

Term	Page
1031 Transaction	70
338(h)(10) Letter	2
Action	20
Administrative Complaint	1
Amendment	49
Ameristar	1
Arbitrator	49
Assigned Contracts	10
Assignment of Membership Interests	9
Auditor	6
Buyer Benefit Plans	35
Buyer Disclosure Letter	27
Buyer Indemnified Parties	58
Buyer Indemnified Party	58
Buyer Permits	29
Buyer Related Parties	29
Buyer’s 401(k) Plan	35
Cap	61
CID	9
CID Special Assessment	9
Closing	8
Closing Date	8
Closing Payment	3
Companies	1
Company	1
Company Benefit Plans	23
Company Disclosure Letter	13
Company Permits	22
Consent Agreement	1
Customer Deposits	7
Damages	58
Deductible	61
Deposit	3
Deposit Escrow Agreement	3
Determination Date	7
Equity Interests	1
ERISA	23
ES	1
Escrow Agent	3
Estimated Closing Payment	5
Estimated Closing Statement	5
Excluded Assets	2
Existing Surveys	67
Existing Title Policies	66
Final Closing Payment	6
Final Closing Statement	6
Financial Information	15
Four Seasons Agreement	9
FTC	1
FTC Orders	1
Fundamental Representations	57
Governmental Approvals	39
Governmental Entity	12
Hold Separate Order	1
Improvements	81
Indemnified Parties	59

Indemnified Party	59
Indemnifying Parties	59
Indemnifying Party	59
Inspection	36
Intended Assignee	41
Interim Period	47
Intermediary	70
Inventoried Vehicles	44
Labor Agreement	22
Lender Liens	48
Lender’s Surveys	67
Lenders	48
Limited Guarantee	2
Loan Obligations	48
Lumière Only Customers	47
Material Contracts	20
Membership Interests	1
Merger	1
Merger Agreement	1
Multiemployer Plan	23
Multiple Employer Plan	23
Notice	59
Order	1
Other Transferred Registered IP	19
Outside Date	8
Parent	1
Pre-Closing Separate Tax Returns	63
Property Employees	23
Purchase Price	3
Purchase Price Allocation	4
RE	1
Representatives	34
Required Governmental Consents	53
Section 338(h)(10) Election	4
Seller Indemnified Parties	58
Seller Indemnified Party	58
Sellers	1
Sellers Disclosure Letter	11
Shared Customers	48
STLH Equity Interests	51
Straddle Period	64
Survival Period	58
Target	1
Target Stock	1
Tax Arbiter	4
Tax Claim	64
Third Party	34
Third Party Claim	60
Title Commitments	66
Trademark Assignment Agreement	8
Transfer Taxes	42
Transferred Employee	34
Transferred Marks and Domain Names	19
Transition Services Agreement	9
Tropicana	2

Section 13.2 Governing Law; Consent to Jurisdiction; Waiver of Trial by Jury; Limitation on Damages.

(a) This Agreement and the transactions contemplated hereby, and all disputes between the parties under or related to this Agreement or the facts and circumstances leading to its execution, whether in contract, tort or otherwise, shall be governed by and construed in accordance with the Laws of the State of Delaware applicable to contracts executed in and to be performed entirely within the State of Delaware, without regard to the conflicts of laws principles thereof.

(b) Each of the parties hereto hereby irrevocably and unconditionally submits, for itself and its property, to the exclusive jurisdiction of the Federal District Court for the District of Delaware (and appellate courts from any of the foregoing) as the party instituting such suit, action or proceeding may, in its sole discretion, elect, in any action or proceeding arising out of or relating to this Agreement or the agreements delivered in connection herewith or the transactions contemplated hereby or thereby or for recognition or enforcement of any judgment relating thereto, and each of the parties hereby irrevocably and unconditionally (i) agrees not to commence any such action or proceeding except in such court, (ii) agrees that any claim in respect of any such action or proceeding may be heard and determined in such court, (iii) waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any such action or proceeding in such court, (iv) waives, to the fullest extent permitted by Law, the defense of an inconvenient forum to the maintenance of such action or proceeding in such court, and (v) to the extent such party is not otherwise subject to service of process in the State of Delaware, appoints Corporation Service Company as such party’s agent in the State of Delaware for acceptance of legal process and agrees that service made on any such agent shall have the same legal force and effect as if served upon such party personally within such state. Each of the parties hereto agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law. Each party to this Agreement irrevocably consents to service of process in the manner provided for notices in Section 13.3 hereof. Nothing in this Agreement will affect the right of any party to this Agreement to serve process in any other manner permitted by Law.

(c) EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE IT HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT AND ANY OF THE AGREEMENTS DELIVERED IN CONNECTION HEREWITH OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (i) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE EITHER OF SUCH WAIVERS, (ii) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVERS, (iii) IT MAKES SUCH WAIVERS VOLUNTARILY, AND (iv) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS Section 13.2(c).

(d) The parties hereby acknowledge and agree that, in the circumstances where Sellers are entitled to under this Agreement pursue a specific performance remedy, the failure of Buyer or any of Buyer’s Affiliates to perform its agreements and covenants hereunder, including the failure to take all actions as are necessary on its part to consummate the transactions contemplated hereby, will cause irreparable injury to Sellers, for which damages, even if available, will not be an adequate remedy. Accordingly, except as otherwise limited by this Agreement, Buyer on behalf of itself and its Affiliates agrees that Sellers shall be entitled to seek an injunction or injunctions in the circumstances where Sellers are entitled under this Agreement to pursue a specific performance remedy in any federal court located in the Federal District Court for the District of Delaware, without bond or other security.

Section 13.3 Notices. All notices, requests, claims, demands and other communications required or permitted to be given hereunder will be in writing and will be given or made by delivery in person, by courier service, by facsimile (with a copy sent by another means specified herein), or by registered or certified mail (postage prepaid, return receipt requested). Except as provided otherwise herein, notices delivered by hand or by courier service shall be deemed given upon receipt; notices delivered by facsimile shall be deemed given twenty-four (24) hours after the sender’s receipt of confirmation of successful transmission; and notices delivered by registered or certified mail shall be deemed given seven (7) days after being deposited in the mail system. All notices shall be addressed to the parties at the following addresses (or at such other address for a party as will be specified by like notice):

if to Buyer, to:

Tropicana Entertainment, Inc.

Brighton and The Boardwalk

Atlantic City, New Jersey 08401

Attention: General Counsel

Facsimile: (609) 345-7190

with a copy, which shall not constitute notice, to:

Brownstein Hyatt Farber Schreck, LLP

410 17th Street, Suite 220

Denver, Colorado 80202

Attn: Kevin A. Cudney, Esq.

Facsimile: 303-223-0966

if to Sellers, or the Companies (prior to the Closing), to:

Pinnacle Entertainment, Inc.

8918 Spanish Ridge Avenue

Las Vegas, Nevada 89148

Attention: General Counsel

Facsimile: (702) 541-7773

with a copy, which shall not constitute notice, to:

Irell & Manella LLP

1800 Avenue of the Stars

Suite 900

Los Angeles, California 90067

Attention: Ashok W. Mukhey, Esq.

Facsimile: (310) 203-7199

Section 13.4 Interpretation. When a reference is made in this Agreement to Sections, Exhibits or Schedules, such reference shall be to a Section or Exhibit or Schedule of this Agreement unless otherwise indicated. All Exhibits and Schedules of this Agreement are incorporated herein by reference. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement they shall be deemed to be followed by the words “without limitation.” The phrase “made available” in this Agreement shall mean that the information referred to has been made available if requested by the party to whom such information is to be made available. Buyer, Sellers and each Company will be referred to herein individually as a “party” and collectively as “parties” (except where the context otherwise requires).

Section 13.5 Entire Agreement. This Agreement and all documents and instruments referred to herein constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof, provided that the Confidentiality Agreement shall remain in full force and effect after the Closing pursuant to the terms thereof. Each party hereto agrees that, except for the representations and warranties contained in this Agreement, the Company Disclosure Letter, the Sellers Disclosure Letter, the Buyer Disclosure Letter, and any certificates or other documents delivered in connection with the consummation of the transactions contemplated by this Agreement, neither Sellers, the Companies, nor Buyer makes any other representations or warranties, and each hereby disclaims any other representations and warranties made by itself or any of its respective Representatives or other representatives, with respect to the execution and delivery of this Agreement or the transactions contemplated hereby, notwithstanding the delivery or disclosure to any of them or their respective representatives of any documentation or other information with respect to any one or more of the foregoing.

Section 13.6 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that transactions contemplated hereby are fulfilled to the extent possible.

Section 13.7 Assignment. Without the prior written consent of the other party, neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by operation of Law or otherwise; provided, however, Buyer may assign any of its rights in whole or in part to one or more of Tropicana, or any of its direct or indirect wholly owned Subsidiaries if it has obtained written consent of Sellers, not to be unreasonably withheld, conditioned or delayed; provided, further that no such assignment shall relieve Buyer of any of its obligations hereunder. Any assignment in violation of the preceding sentence shall be void, and no assignment shall relieve the assigning party of any of its obligations hereunder.

Section 13.8 Parties of Interest. Except as set forth in Article 11 hereof, this Agreement shall be binding upon and inure solely to the benefit of each party hereto and their respective successors and assigns, and nothing in this Agreement, express or implied is intended to or shall confer upon any other Person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

Section 13.9 Counterparts. This Agreement may be executed by facsimile or electronic mail transmission and/or in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

Section 13.10 Mutual Drafting. Each party hereto has participated in the drafting of this Agreement, which each party acknowledges is the result of extensive negotiations between the parties. In the event that any ambiguity or question of intent arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any of the provisions of this Agreement.

Section 13.11 Amendment. This Agreement may not be amended except by an instrument in writing signed on behalf of each of Buyer and Sellers.

Section 13.12 Non-Recourse. This Agreement may only be enforced against, and any Action based upon, arising out of, or related to this Agreement, or the negotiation, execution or performance of this Agreement, may only be brought against the entities that are expressly named as parties hereto and then only with respect to the specific obligations set forth herein with respect to such party. No past, present or future director, officer, employee, incorporator, manager, member, partner, stockholder, Affiliate (other than the Companies prior to the Closing as an Affiliate of Sellers and Sellers prior to the Closing as Affiliates of the Companies; and other than the Companies on or after the Closing as an Affiliate of Buyer and the Buyer on or after the Closing as an Affiliate of the Companies), agent, attorney or other Representative of any party hereto or of any Affiliate of any party hereto, or any of their successors or permitted assigns, shall have any liability for any obligations or liabilities of any party hereto under this Agreement or for any claim or action based on, in respect of or by reason of the transactions contemplated hereby.

Section 13.13 Extension; Waiver. At any time prior to the Closing, Buyer, Sellers and the Companies by action taken or authorized by their respective boards of directors, managing members, or equivalent governing body or Person may, to the extent legally allowed (i) extend the time for or waive the performance of any of the obligations or other acts of the other parties hereto, (ii) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto, or (iii) waive compliance with any of the agreements or conditions contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party.

Section 13.14 Time of Essence. Time is of the essence with respect to this Agreement and all terms, provisions, covenants and conditions hereof.

IN WITNESS WHEREOF, the undersigned have caused this Agreement to be signed by their respective duly authorized officers as of the date first written above.

BUYER		HOLDCO
TROPICANA ST. LOUIS LLC, a Delaware limited liability company		CASINO MAGIC, LLC, a Minnesota limited liability company

By:	/s/ Anthony P. Rodio	By:	Pinnacle Entertainment, Inc., a
Name: Anthony P. Rodio Its: President & CEO			Delaware corporation Its Sole Member

			By:	/s/ John A. Godfrey
John A. Godfrey, Executive Vice President, Secretary and General Counsel

TARGET		ES

CASINO ONE CORPORATION, a		PNK (ES), LLC, a Delaware limited liability company
Mississippi corporation		By:	Pinnacle Entertainment, Inc., a
By:	/s/ John A. Godfrey		Delaware corporation
	John A. Godfrey, Vice President and Secretary		Its Sole Member
			By:	/s/ John A. Godfrey
John A. Godfrey, Executive Vice President, Secretary and General Counsel

PARENT PINNACLE ENTERTAINMENT, INC. a Delaware corporation		RE PNK (ST. LOUIS RE), LLC, a Delaware limited liability company

By:	/s/ John A. Godfrey	By:	Pinnacle Entertainment, Inc., a
	John A. Godfrey,		Delaware corporation
	Executive Vice President, Secretary and General Counsel		Its Sole Member
			By:	/s/ John A. Godfrey
John A. Godfrey, Executive Vice President, Secretary and General Counsel

STLH PNK (STLH), LLC, a Delaware limited liability company By: Pinnacle Entertainment, Inc., a Delaware corporation Its Sole Member

By:	/s/ John A. Godfrey
John A. Godfrey,
Executive Vice President,
Secretary and General Counsel